Japan Airlines Flight Demonstration of 2nd Generation Biofuel Planned

BOEING JAL JAPAN AIRLINES

Tokyo, June 23, 2008: Japan Airlines (JAL) will make a significant contribution to the search for a viable, sustainable, second-generation biofuel for commercial use by the aviation industry. With the close cooperation of Boeing and Pratt & Whitney, the airline will conduct a demonstration flight to accelerate current research and development into the creation of a second-generation biofuel.

A second-generation biofuel will be blended with jet fuel and tested in one of the four engines of a JAL Boeing 747-300 aircraft equipped with Pratt & Whitney JT9D engines. The biofuel to be used has not been decided yet. JAL will provide the aircraft and staff for the short approximately 1 hour demonstration flight out of an airport in Japan scheduled for the end of FY2008, the year ending March 31, 2009. The flight will be the first biofuel demonstration by an Asian carrier, and the first using Pratt & Whitney engines.

JAL, Boeing and Pratt & Whitney have specifically opted to use a second-generation biofuel that is exponentially more efficient and sustainable energy than first-generation counterparts. Second-generation biofuels do not compete with natural food or water resources and do not contribute to deforestation practices. First-generation biofuel sources, such as corn and soybeans derivatives, typically require large areas of landmass and are food crops predominately grown for human consumption. Second-generation biofuels avoid the situation in which a food and fuel directly compete for the same natural resources.

The JAL flight demonstration will contribute significantly to current research and development into the creation of a second-generation biofuel tailored to the specifications of existing modern jet aircraft and engines. The goal is to find an alternative fuel that will help reduce the impact of carbon dioxide emissions (CO_2) generated by the aviation industry, while also reducing the industry's reliance on traditional petroleum-based fuels.

At an event held to Tokyo to announce the planned biofuel demonstration flight, JAL Group President & CEO Haruka Nishimatsu said, 'Our participation in the search for a viable second-generation biofuel is a clear signal to everyone of our strong commitment to increasing the environmental sustainability of the JAL Group and the airline industry.' He added, 'For more than 15 years, our airline has been implementing a variety of measures designed to reduce and offset the impact our business activities have on the environment. Not only are we endeavouring to reduce our own footprint on the environment, but we are throwing our support and resources behind projects such as this, which will help in the wider battle against climate change and global warming.'

"Supporting Japan Airlines in this biofuel trial makes both economic and environmental sense," said Boeing Japan President Nicole Piasecki. "Boeing salutes Japan Airlines' ongoing efforts to demonstrate the highest levels of environmental commitment through innovation and continuous technological improvement. Together with Pratt & Whitney, we have an opportunity to write a new chapter in our relationship, one that will help pioneer new and sustainable biofuel solutions for the good of the entire commercial aviation industry."

"We are proud to partner with Boeing and our long-time customer Japan Airlines to demonstrate the performance, safety and viability of second generation biofuels as part of our ongoing commitment to the environment," said Todd Kallman, President, Pratt & Whitney Commercial Engines. "Pratt & Whitney is aggressively researching and testing alternative fuels for the aviation industry in an effort to reduce greenhouse gas emissions, improve engine efficiency and reduce airline operating costs. We look forward to working closely with JAL and Boeing as we continue this research."

The highest levels of safety will be adhered to throughout the whole biofuel flight demonstration process. Boeing will conduct a preliminary biofuel screening evaluation after which the best performing biofuel will be selected by the end of August 2008. The biofuel will be used in only one of the four engines of the Boeing 747-300 aircraft operated by JAL.

10/9

The JAL Group has been conducting a variety of measures that are helping to reduce its environmental footprint. It is targeting a 20% cut in the CO_2 emissions per ATK of its fleet by 2010, compared to 1990 levels. It has already achieved nearly 16% reduction since 1990.

Fleet renewal through the introduction of more fuel efficient aircraft has been indispensable to the airline group achieving these CO_2 emission cuts. Almost 30% of the aircraft in the JAL fleet have been delivered in the past five years as it has retired 90 older models. The airline still has outstanding orders for more than 80 new aircraft, including the super-advanced Boeing 787 Dreamliner.

JAL's environment-friendly activities range from the recycling of old crew uniforms and aluminium cans, newspapers and magazines onboard our flights to the fitting of specially developed air-sampling equipment on its aircraft to help everyone better understand the causes and effects of global warming. For further details, please visitwww.jal.com/en/environment/ .

PRESS OFFICE CONTACTS			
JAL	stephen.pearlman@jal.com	Tel: 81-3-5460-3109	www.jal.com/en/
Boeing	terrance.scott@boeing.com	Tel: 206-766-2949	www.boeing.com/
Pratt & Whitney	matthew.perra@pw.utc.com	Tel: +1-860-595-6515	www.pw.utc.com

END

JAL Premium Economy Service Introduced on More Europe Routes

- Introduced for first time on Amsterdam & Moscow Routes -



Tokyo July 10, 2008: This year, Japan Airlines (JAL) will introduce the JAL Premium Economy cabin on four more Europe routes. It will be the first time this new service appears on the airline's Amsterdam and Moscow routes. The cabin will also be introduced on JAL flights serving between London and Osaka, and Paris and Nagoya.

From October 2, 2008 JAL Premium Economy will initially be available on three out of the seven flights a week offered by the airline between Amsterdam and Tokyo (JL411/ 412). The new cabin will be available on this route on a daily basis from December 6, 2008.

JAL Premium Economy will also be introduced for the first time on the Moscow – Tokyo (JL441/ 442) route. It will be available from November 29, 2008 on the three flights per week offered on the route.

The new cabin will also be introduced on two other flights serving between Europe and Japan. To start with JAL Premium Economy will be available from October 1, 2008 on 3 flights per week on the London - Osaka (JL421/ 422) route, finally going daily from November 29. The daily service between Paris and Nagoya (JL437/ 438) will also receive the new service from December 6, 2008.

Tickets for the new cabin on these routes go on sale from July 17, 2008, except for the sale of tickets outside Japan of JAL Premium Economy on the Moscow route which will begin at a later date.

Offering the ultimate in in-flight comfort, JAL Premium Economy was first introduced on the airline's daily flight between London and Tokyo from December 1, 2007. The service is now also available on the airline's daily flights between Frankfurt and Tokyo, and 11 flights per week between Paris and Tokyo.

JAL will also offer the service on the New York – Tokyo route (JL005/ 006 only) on alternate days from August 1, 2008, going daily from August 11. This will be followed by the Tokyo-San Francisco route on September 13, 2008, and the Tokyo - Chicago and Los Angeles routes in FY2009, the year starting April 1, 2009.

Located in its own exclusive cabin area, JAL Premium Economy features the new JAL Sky Shell Seat, the world's first shell-shaped seat in premium economy class. With 20% more legroom than available in economy class, the JAL Sky Shell Seat's clever shell-shaped sliding seat-back design ensures that passengers' private space is maintained throughout the flight, undisturbed even when the seat in front is reclined. For added comfort, this ergonomically designed seat comes fitted with a footrest and headrest.

Every seat comes with its own power outlet suitable for personal computers, and a seat tray that can easily accommodate a fully opened A-4 sized laptop. Passengers can enjoy the latest movies, music and games on their own personal 9-inch TV screen, using JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system.

In addition to the great selection of food and drinks normally available on JAL's economy class menu, passengers in JAL Premium Economy are also served other refreshments and snacks such as champagne, instant noodles and ice cream during their journey. Amenities provided in JAL Premium Economy are the same as those supplied in business class.

Seats are arranged in a 2-4-2 configuration on 777 aircraft. A total of 40 seats are available on routes JAL operates 777-200ER which include the Amsterdam and Moscow routes, as well as the London-Osaka and Paris – Nagoya routes. A total of 44 seats are available on routes JAL operates 777-300ER which includes the Tokyo to Frankfurt, London, and Paris routes, and will also include the New York, Los Angeles and San Francisco routes in due course.

For more details, please visit: www.jal.co.jp/en/inflight/inter/premium_y/

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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

JAL Group Announces 1st Quarter Consolidated Results for Financial Year 2008

Tokyo August 7, 2008: Today the JAL Group announced consolidated financial results for the first quarter (April through June 2008) of FY2008, the current financial year ending March 31, 2009. When compared to the same period last year, the Group saw an improvement in the air transportation segment - its core business - with operating revenue increasing by 6.1 billion yen to 428.1 billion yen, and operating income increasing by 14.2 billion yen to 3.3 billion yen.

Total consolidated operating revenues for the three-month period were 490.3 billion yen, 30.3 billion yen (-5.8%) down on the same period last year. The decrease occurred primarily due to two companies being removed from the list of JAL Group consolidated subsidiaries. In November 2007, JAL Corporation decreased its shareholding in AGP Corporation and, in January 2008 transferred all of its shares in Pacific Fuel Trading Corporation (PFTC).

In the air transportation segment, however, there was an increase in total revenue. Operating revenue for the air transport segment including both international and domestic passenger and cargo businesses, increased by 1.4% up 6.1 billion yen from 422.0 billion yen to 428.1 billion yen, boosted by an 11.2% year-on-year increase in international passenger yields.

With regard international and domestic passenger operations, the JAL Group got off to a good start carrying out the various strategies of its FY2008-10 medium-term revival plan announced on February 29, 2008, by proactively restructuring its network and downsizing aircraft in its fleet. Consequently, supply measured in available seat kilometers (ASK) decreased by 3.5% on international routes and by 2.6% on domestic routes compared to the same period last year.

International passenger demand and domestic passenger demand, measured in revenue passenger kilometers, (RPK) were down 5.7% and 0.3% respectively when compared to the previous year, primarily due to the decrease in supply already mentioned.

Operating expenses were 486.4 billion yen, down 42.8 billion yen or 8.1% on the same period last year, a result of steady implementation of cost reforms outlined in the JAL Group medium-term revival plan. The JAL Group managed to limit the full impact of an unprecedented rise in the price of fuel by carrying out a wide range of fuel consumption reduction and fuel efficiency improvement measures in addition to flexible fuel hedging, which included fleet renewal, weight reduction measures, regular engine washing, and adoption of more fuel efficient flight operation procedures.

Compared to the same period last year, the JAL Group's operating income in the first quarter of FY08 increased by 12.4 billion to a total of 3.9 billion yen, and ordinary income increased by 3.9 billion yen to a total of 0.7 billion yen. Net income increased by 0.8 billion yen resulting in the JAL Group posting a net loss of 3.4 billion yen. This is the fifth consecutive year since FY2003 that the JAL Group has reduced its net loss in the first quarter.

1. JAL Group First Quarter Consolidated Results for FY08

Units: billions of yen	1st Quarter FY08 (April 1 – June 30, 2008)	1st Quarter FY07 (April 1 – June 30, 2007)	Previous Year Comparison	Previous Year % Comparison
Total operating revenue	490.3	520.6	-30.3	94.2%
International passenger	180.4	172.1	+ 8.3	104.8%
Domestic passenger	153.7	155.4	- 1.6	98.9%
International cargo	45.4	44.4	+ 1.0.	102.3%
Other	110.7	148.7	-37.9	74.5%
Total operating expenses	486.4	529.2	-42.8	91.9%
Operating income (loss)	3.9	-8.5	+ 12.4	-
Ordinary income (loss)	0.7	-3.2	+ 3.9	-
1st quarter net income (loss)	-3.4	-4.2	+ 0.8	-

(Figures rounded down to one decimal place.)

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For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

2. Air Transport Segment Details

a) Operating Income of Air Transport Segment -

	FY07 Apr-Jun	FY08 Apr-Jun	yr-yr	yr/yr
Operating Revenue	422.0	428.1	6.1	101%
International Passenger	172.1	180.4	8.3	105%
Domestic Passenger	155.4	153.7	-1.6	99%
International Cargo	44.4	45.4	1.0	102%
Domestic Cargo	6.7	8.2	1.5	123%
International Mail	2.2	2.2	0.0	103%
Domestic Mail	2.4	1.3	-1.0	57%
Other	15.6	16.5	0.8	106%
Incidental Business	23.0	20.0	-2.9	87%
Operating Cost	432.9	424.8	-8.1	98%
Fuel	97.5	101.1	3.6	104%
Airport facilities	32.4	30.9	-1.4	95%
Maintenance*	31.6	30.1	-1.4	96%
Passenger services	11.8	11.3	-0.5	96%
Commissions	26.1	24.9	-1.2	95%
Aircraft Depreciation	17.8	18.4	0.6	104%
Aircraft leases*	27.1	26.7	-0.3	99%
Personnel	72.5	71.5	-1.0	99%
Other*	115.9	109.4	-6.5	94%
Operating Income	-10.8	3.3	14.2	-

b) International passenger traffic

- In line with the measures set out in the JAL Group's new medium-term revival plan, passenger capacity on international routes declined by 3.5% year-on-year as measured by available seat-kilometers (ASK), owing to route restructuring and aircraft downsizing.
- Passenger demand increased on Hawaii routes and Korea routes, where inbound traffic was very strong, but demand was down year-on-year on Europe, Transpacific, Oceania, Southeast Asia, and Guam routes, on which capacity had been reduced and leisure demand was weak.
- Passenger traffic on routes serving China, particularly in terms of tourists, was weak because of reported food-scares, and the Sichuan earthquake, and was well down on the previous first quarter.
- Consequently, overall demand fell by 5.7% in terms of revenue passenger kilometers (RPK), and the passenger load factor (L/F) slipped by 1.5 points, to 66.3%.
- Revenues from international passenger operations increased by 4.8% year-on-year to JPY180.4 billion. The principal factors behind this were growth in business demand, the shift of resources to more profitable routes, and the raising of fares and fuel surcharges, which boosted passenger yield by 11.2% year-on-year.
- A total of 2,935,698 passengers were carried on JAL international flights, down 5.1% on the previous year.

c) Domestic passenger traffic

- Capacity on domestic routes fell by 2.6% year-on-year in terms of available seat-kilometers (ASK), primarily because of route restructuring and the adaptation of aircraft size to supply and demand.
- Demand, however, was down by only 0.3% in terms of revenue passenger kilometers (RPK), because in spite of the slowing of demand growth by individual passengers through the quarter, demand for group travel was strong.
- In consequence, the passenger load factor (L/F) rose by 1.4 points, to 60.6%.
- Passenger yield fell by 0.8% year-on-year, particularly among group passengers, causing domestic passenger revenues

to decline by 1.1%, to JPY153.7 billion.
- A total of 9,958,042 passengers were carried on JAL domestic flights, down 0.7% on the previous year.

d) International cargo traffic
- Total capacity for international air cargo transportation declined by 4.9% year-on-year in terms of available cargo ton-kilometers, as a result of network restructuring and aircraft downsizing combined with the retirement of classic-type Boeing 747 freighters to cope with the high cost of fuel.
- On the demand side, factors such as the slowing of the economy and the strength of the yen against the dollar were instrumental in causing a year-on-year fall in demand on routes to the United States and Europe, on which capacity had been reduced, even though cargo space utilization efficiency had been improved.
- On routes to China, on which capacity had been increased, there was robust demand with both export and import cargo volumes exceeding year-earlier levels.
- Demand on routes to Southeast Asia was up year-on-year, in part because of the suspension of operations by competitors.
- As a result, due to the increase in percentage of short-haul routes operated to China and Southeast Asia the total volume of air cargo transportation in terms of revenue cargo ton-kilometers (RCTK) declined by 6.6% year-on-year.
- Cargo yield rose by 9.6%, boosted by the April increase in the international cargo fuel surcharge. As a result, revenue rose by 2.3% year-on-year, to JPY45.4 billion.
- The volume of international cargo carried was 179,645 tons, down 2.8% on the year before.

e) Fuel
The average price of jet fuel (Singapore kerosene) for the April-June period was USD141.2 per barrel, compared to an average of USD79.3 per barrel a year earlier. During the first quarter of FY2008 the price of fuel rose to unprecedented high levels moving in the US$125–175 per barrel range over the period. Aside form the favorable effect of a strong Japanese yen against the US dollar, JAL has been conducting a flexible fuel hedging policy, carrying out a comprehensive range of fuel consumption reduction and fuel efficiency improvement measures, and endeavoring to increase sales revenue by creating products and services more focused on business and top-tier passengers with the overall aim of offsetting the impact of increases in the price of fuel. Fuel costs in the first quarter of FY2008 increased by 3.6 billion yen to 101.1 billion yen compared to last year.

f) Miscellaneous
As for air transportation segment operating expenses besides fuel, the total cost of almost all items on the financial statement decreased in the first quarter of FY2008 compared the same period last year through the JAL Group's own efforts.

g) Financial Targets for the consolidated results FY2008, the year ending March 31, 2009 remain unchanged on the forecast made on May 9, 2008.

Unit: Japanese yen (¥) billions	**FY 2008 Forecast** **(Year ending March 31, 2009)**	FY 2007 Result (Year ending March 31, 2008)	Difference FY2008 vs. FY2007
Total operating revenues	2184.0	2,230.4	-46.4
International passenger	807.0	754.3	52.7
Domestic passenger	704.0	677.4	26.6
International cargo	193.0	188.2	4.8
Other	480.0	610.4	-130.5
Operating income	50.0	90.0	-40.0
Ordinary income	30.0	69.8	-39.8
Net income	13.0	16.9	-3.9

(Figures rounded down to the nearest tenth of a billion yen).

Key assumptions used for above figures: ¥110 = US$1.00; average jet fuel price = $110 per barrel

3. JAL Group Consolidated Traffic Statistics First Quarter

	First Quarter FY2008 (April 1 – June 30 2008)	First Quarter FY2007 (April 1 – June 30 2007)	Change % Or points
INTERNATIONAL			
Passenger number	2,935,698	3,091,999	94.9%
Revenue passenger Kilometers (000)	13,225,918	14,024,825	94.3%
Available seat Kilometers (000)	19,953,650	20,675,767	96.5%
Revenue seat load factor	66.3%	67.8%	-1.5 points
Revenue cargo ton Kilometers (000)	1,001,200	1,071,818	93.4%
Mail ton kilometers (000)	48,263	40,685	118.6%
Revenue ton Kilometers (000)	2,275,108	2,412,255	94.3%
Available ton kilometers	3,549,765	3,714,138	95.6%
Revenue weight load factor	64.1%	64.9%	-0.8 points
DOMESTIC			
Passenger number	9,958,042	10,028,920	99.3%
Revenue passenger Kilometers (000)	7,435,981	7,459,864	99.7%
Available seat Kilometers (000)	12,263,524	12,592,882	97.4%
Revenue seat load factor	60.6%.	59.2%	1.4 points
Revenue cargo ton Kilometers (000)	109,508	94,032	116.5%
Mail ton kilometers (000)	8,496	20,055	42.4%
Revenue ton Kilometers (000)	675,244	673,080	100.3%
Available ton kilometers	1,475,583	1,475,472	98.8%
Revenue weight l/factor	46.3%	45.6%	0.7 points
TOTAL			
Passenger number	12,893,740	13,120,919	98.3%
Revenue passenger Kilometers (000)	20,661,899	21,484,689	96.2%
Available seat Kilometers (000)	32,217,174	33,268,649	96.8%
Revenue seat load factor	64.1%	64.6%	-0.5 points
Revenue cargo ton Kilometers (000)	1,110,708	1,165,850	95.3%
Mail ton kilometers (000)	56,759	60,740	93.4%
Revenue ton Kilometers (000)	2,950,352	3,085,335	95.6%
Available ton Kilometers (000)	5,007,348	5,189,610	96.5%
Revenue weight l/f	58.9%	59.5%	-0.6 points

International results include data from JAL, and JALways. Domestic results include data from JAL, Japan Transocean Air, JAL Express, Japan Air Commuter, Hokkaido Air System, J-Air and Ryukyu Air Commuter.

###

JAL Group Second Half Route, Flight Frequency and Fleet Plan FY2008

- Major restructuring of network. Biggest review of domestic passenger operations -

Tokyo August 7, 2008: Today, the JAL Group announced the second half route, flight frequency and fleet plan for FY2008 for its international passenger, domestic passenger and cargo businesses, covering the period October 1, 2008 – March 31, 2009.

With the price of jet fuel reaching an unprecedented high level, the JAL Group has decided to carry out a bold review of the original FY2008 plan announced on February 1, 2008 further concentrating its resources on improving profitability and increasing competitiveness.

The airline group aims to improve profitability by increasing flight frequency on four high growth, high profit routes in Asia where demand is strong, whilst suspending services on three under-performing international routes. JAL will also expand aircraft downsizing by introducing smaller, more fuel-efficient aircraft on an additional five international routes.

In Japan, JAL will conduct the biggest review of its domestic passenger operations since 2002 by cutting unprofitable routes, adjusting supply to demand through flight frequency reductions on other routes and by adding more flights on popular routes. The airline will increase flight frequency on five routes, decrease flight frequency on four other routes, and will suspend a total of 12 routes.

JAL aims to increase overall competitiveness by improving the products and services offered on selected international routes. The JAL Shell Flat Seat, the award-winning business class seat in JAL Executive Class - the airlines branded business class - will be introduced onto routes serving between Tokyo and Sydney, and Tokyo and Jakarta. JAL Premium Economy featuring the JAL Sky Shell Seat with 20% more legroom than available in economy class will be introduced onto four more routes. The airline will also start operating on all China routes aircraft fitted with personal TV monitor in all classes of travel. Currently, this is offered on approximately 95% of China routes.

The airline will also revise the schedules of five international passenger routes improving departures times and connectivity to increase their customer appeal and ultimately the income they generate.

Regarding international cargo operations, flight frequency will be reduced in the second half of FY2008 when compared to the fist half of the fiscal year with the objective of increasing profitability. One aircraft freighter routing will be suspended and two new ones will be introduced.

For full details see below. The plan is subject to approval by the relevant authorities.

INTERNATIONAL PASSENGER

1. Flight Frequency Increase

Route	Details	Date Effective
Tokyo (Narita) – Seoul	Increase flight frequency from 21 to 26 flights per week.	Oct 26 , 2008
Osaka (Kansai) – Shanghai (Pudong)	Increase flight frequency from 14 to 21 flights per week.	Oct 26, 2008
Osaka (Kansai) – Hanoi	Daily service to be established. Increase flight frequency from 4 to 7 flights per week.	Oct 26, 2008
Osaka (Kansai) - Seoul	Increase flight frequency from 14 to 21 flights per week.	Oct 26, 2008

2. Route Suspension

Route	Details	Date Effective
Fukuoka – Shanghai (Pudong)	Service suspension (7 flights per week).	Oct 26, 2008
Nagoya (Chubu) – Busan	Service suspension (7 flights per week).	Oct 26, 2008
Osaka (Kansai) – London	Service suspension (7 flights per week).	Mar 29, 2009

3. Aircraft Changes

Route	Details	Date Effective
Tokyo (Haneda) – Shanghai (Hongqiao)	Aircraft change from 747-400 to 777-200ER.	Oct 26 , 2008
Tokyo (Narita) – Shanghai (Pudong)	Aircraft change from 767-300ER to 737-800. (Only JL619/ 610).	Oct 26 , 2008
Tokyo (Narita) – Hangzhou	Aircraft change from 767-300ER to 737-800.	Oct 26 , 2008
Tokyo (Narita) – Taipei	Aircraft change from 747-400 to 767-300ER. (Only JL647/ 642).	Mar 1, 2009
Osaka (Kansai) – Shanghai (Pudong)	Aircraft change from 767-300ER to 737-800. (Only JL629/ 620).	Jan 1, 2009

4. Schedule Changes

Route	Details	Date Effective
Tokyo (Narita) – Kuala Lumpur	Earlier Narita departure to improve connections onto Malaysia domestic flight (JL723).	Oct 26 , 2008
Tokyo (Narita) – Amsterdam	Earlier Narita departure to improve connection onto intra-European services (JL411).	Oct 26 , 2008
Guangzhou – Tokyo(Narita)	Improve flight timing by offering later departure time from Guangzhou (JL660).	Oct 26 , 2008
Tokyo (Narita) - Busan	Improve flight timing by offering later departure time from Narita (JL969), and earlier departure time from Busan (JL960).	Oct 26 , 2008
Osaka (Kansai) - Busan	Improve flight timing by offering earlier departure from Kansai (JL967).	Oct 26 , 2008

5. Service Improvement

Route	Details	Date Effective
Tokyo (Narita) – Sydney	Introduction of JAL Shell Flat Seat to business class.	From Oct 27, 2008
Tokyo (Narita) – Jakarta	Introduction of JAL Shell Flat Seat to business class.	From Jan 1, 2009
Tokyo(Narita) – Moscow	Introduction of JAL Premium Economy service on route.	From Nov 29 , 2008
Tokyo (Narita) – Amsterdam	Introduction of JAL Premium Economy service on route.	From Oct 2, 2008*
Osaka (Kansai) – London	Introduction of JAL Premium Economy service on route.	From Nov 1, 2008**
Nagoya (Chubu) – Paris	Introduction of JAL Premium Economy service on route.	From Dec 6, 2008
All China routes	Introduce aircraft with personal TV monitor in all classes of travel.	From Jan 1, 2009

**Available Thu, Sat, Sun from Oct 2 – Dec 5, 2008 >>daily service from Dec 6, 2008.*

*** Available Mon, Wed, Fri from Nov 1 – 28, 200 >>daily service from Nov 29, 2008.*

DOMESTIC PASSENGER

1. Flight Frequency Increases

Route	Details	Date Effective
Tokyo (Haneda) – Matsuyama	Increase flight frequency from 4 to 5 flights per day	Nov, 2008
Tokyo (Haneda) – Miyazaki	Increase flight frequency from 4 to 5 flights per day. Excluding year end, New Year, Spring holidays.	Nov, 2008
Fukuoka – Tokyo (Narita)	Increase flight frequency from 1 to 2 flights per day. Provide smooth connections onto Los Angeles and New York flights.	Nov, 2008
Nagoya (Chubu) - Sapporo	Increase flight frequency from 4 to 5 flights per day.	Feb, 2009
Osaka (Itami) - Niigata	Increase flight frequency from 5 to 6 flights per day	Mar, 2009

2. Flight Reductions

Route	Details	Date Effective
Osaka (Kansai) – Sapporo	Decrease flight frequency from 6 to 4 flights per day.	Nov, 2008
Osaka (Kansai) – Fukuoka	Decrease flight frequency from 4 to 3 flights per day.	Nov, 2008
Osaka (Kansai) – Okinawa (Naha)	Decrease flight frequency from 5 to 4 flights per day. Same number of flights as second half FY2007.	Nov, 2008
Nagoya (Komaki) - Kumamoto	Decrease flight frequency from 2 to 1 flights per day.	Nov, 2008

3. Route Suspensions

Route	Details	Date Effective
Osaka (Kansai) – Hakodate	Service suspension (1 flight per day).	Nov, 2008
Osaka (Kansai) – Sendai	Service suspension (1 flight per day).	Nov, 2008
Osaka (Kansai) – Iwate Hanamaki	Service suspension (1 flight per day).	Feb, 2009
Osaka (Kansai) – Akita	Service suspension (1 flight per day).	Feb, 2009
Osaka (Kansai) – Fukushima	Service suspension (1 flight per day).	Feb, 2009
Osaka (Itami) – Fukushima	Service suspension (1 flight per day).	Feb, 2009
Kobe – Kagoshima	Service suspension (2 flights per day).	Feb, 2009
Nagoya (Chubu) – Fukuoka	Service suspension (3 flights per day).	Mar 29, 2008
Iwate Hanamaki – Okinawa (Naha)	Spring holidays daily service to be suspended.	Mar, 2009
Sendai – Okinawa (Naha)	Seasonal daily service to be suspended.	Dec 19 ,2008
Fukushima – Okinawa (Naha)	Service suspension (1 flight per day). Operated by JTA.	Feb, 2009
Kochi – Okinawa (Naha)	Service suspension (3 flights per day). Operated by JTA.	Feb, 2009

INTERNATIONAL CARGO

Route	Details	Aircraft	Date Effective
Tokyo (Narita) – Anchorage – New York	Decrease from 6 to 3 flights per week.	747-400F	Oct 26, 2008
Tokyo (Narita) – Los Angeles	Decrease from 7 to 6 flights per week.	747-400F	Oct 26, 2008
Tokyo (Narita) – Kuala Lumpur – Manila – Osaka (Kansai) – Tokyo (Narita)	Routing suspension (1 flight per week).	767-300F	Oct 26, 2008
Tokyo (Narita) – Hong Kong	Increase from 1 to 2 flights per week.	Additional flight using 767-300F	Oct 26, 2008
Tokyo (Narita) – Singapore – Bangkok-Nagoya (Chubu) – Tokyo (Narita)	Decrease from 3 to 2 flights per week.	747-400F	Oct 26, 2008
Tokyo (Narita) – Singapore – Bangkok-Osaka (Kansai) – Tokyo (Narita)	New routing (1 flight per week).	767-300F	Oct 26, 2008
Tokyo (Narita) – Taipei	Decrease from 5 to 4 flights per week.	747-400F	Oct 26, 2008
Tokyo (Narita) – Taipei – Nagoya (Chubu) – Tokyo (Narita)	New routing (1 flight per week).	747-400F	Oct 26, 2008

###

JAL Trials User Preferred Route (UPR) System between Japan & Hawaii

- Fuel consumption & CO_2 emissions reduction from unique flight paths -

Tokyo, August 11, 2008: From today, August 11 2008, the JAL Group starts trials of User Preferred Route (UPR) for flights between Japan and Hawaii. If adopted on Hawaii routes, this flight path planning system will enable the airline group to reduce both its fuel consumption and CO2 emissions, helping to reduce its fuel bill as well as its environmental footprint.

A User Preferred Route is a unique flight path for each aircraft instead of following the conventional approach of flying along predetermined aviation routes set by air traffic controllers (ATC). Depending upon the prevailing weather conditions at the time, UPR allows an airline to fly along what it judges to be the most efficient route for each type of aircraft used. The system helps to improve operational efficiency by providing each aircraft with an optimal flight path and shortening flight times.

Presently, the JAL Group is allowed to use two flight paths between Japan and Hawaii that are prepared each day by air traffic controllers based on weather forecasts provided 24 hours in advance of actual flight departure. As the weather conditions can change by the time of a flight's departure, and there are only 2 flight paths routes to choose from, the aircraft may not be able to fly the most optimal routing. The most optimal flight path will also differ depending on the type of aircraft used.

The JAL Group has decided to carry out the trials of UPR, as technical advancements in aircraft devices and ATC systems have made it easier to more accurately pinpoint an aircraft's position in the air, and as the U.S. Federal Aviation Administration and the Japanese Ministry of Land, Infrastructure, Transport and Tourism (MLITT) have been conducting since November 2007 continuous safety examinations of the usage of UPR on Japan – Hawaii routes.

The JAL Group will start trials of UPR for scheduled flights serving on 4 routes between Japan and Hawaii: Narita – Honolulu, Narita – Kona, Osaka – Honolulu, and Nagoya –Honolulu. UPR will also be trialed on any extra scheduled flights operated during peak holiday periods, and on charter flights operated between Japan and Hawaii. In total, the JAL Group operates approximately 4700 one-way flights per year on these routes.

If User Preferred Route were used for a on all of its flights operating between Japan and Hawaii, the JAL Group has estimated that it could potentially reduce its fuel consumption by about 3.4 million lbs (1.93 million liters, 9600 oil drums), resulting in a CO_2 emissions reduction of 4,700 tons and a reduction in fuel costs of 180 million yen per year.

###

oneworld member

For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com
Tel: 03 5460 3109/ www.jal.com/en/corporate/

JAL Group Applies for Revision of International Normal Interline Fares

Tokyo, August 18, 2008: Today the JAL Group filed an application with the Japanese Ministry of Land Infrastructure, Transport & Tourism (MLITT) requesting a revision of international normal interline airfares applicable only for Japan departures.

The revision will result in international normal interline fares for travel from Japan to the Americas and Hawaii increasing by 10%, and international normal fares for travel from Japan to Africa, Asia, and the Middle East increasing by 5% due to the extraordinary increase in operational costs.

The revision will take effect from October 1, 2008, subject to government approval.

Example IATA International Normal Airfare % Increase

Travel from Japan to	IATA Normal Fares	Fare Increase %*
Americas / Hawaii	First / Business/ Economy	10%
Middle East / Africa	First / Business/ Economy	5%
Asia	First / Business/ Economy	5%
Europe	First / Business/ Economy	No change
Oceania	First / Business/ Economy	No change

Note:
1) Fare increase % = comparison of revised fares as of Oct 1, 2008 to current fares.
2) Where there are routes with weekend/weekday fares, the fare increase % shown above is only relevant for weekday roundtrip fares.

Example Business Class Round-trip International Normal Fare Increase

Round-trip Travel departing from Tokyo to	Current		Revised (as of Oct 1, 2008)	
	Weekday	Weekend	Weekday	Weekend
Honolulu	JPY498,800		JPY548,700	
Los Angeles	JPY619,000	JPY679,000	JPY680,900	JPY740,900
New York	JPY838,500	JPY898,500	JPY922,400	JPY982,400
Seoul	JPY145,500		JPY152,800	
Shanghai	JPY223,100	JPY251,100	JPY234,300	JPY262,300
Singapore	JPY436,100	JPY464,100	JPY458,000	JPY486,000

Note: Weekday *N. America >> from Japan: Tue – Fri/ from overseas: Sun- Thu*
China / SE Asia routes >> from Japan: Tue – Fri/ from overseas: Mon – Thu

Weekend *N. America >>from Japan: Sat – Mon/ from overseas: Fri – Sat*
China / SE Asia routes >>from Japan: Sat –Mon/ from overseas: Fri – Sun

Other *As for Hawaii and Korea, there is no fare distinction between the weekend and weekday.*

###

oneworld member

For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/cn/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/cn/corporate/

JAL Increases International Fare Fuel Surcharge from October 1, 2008

Tokyo August 21, 2008: Today the JAL Group requested approval from the Japanese Ministry of Land, Infrastructure, Transport & Tourism (MLITT), to revise the fuel surcharge placed on all international passenger tickets issued for the 3 month period starting October 1, 2008.

JAL has decided to increase the fuel surcharge for tickets issued between October 1 and December 31 2008, as the price of Singapore kerosene-type jet fuel reached record high levels during the 3 month period May – July, 2008, averaging US$163.54 per barrel.

However, after examining market trends and demand as well as the progress of its own restructuring efforts, JAL has decided not to raise fuel surcharges up to its highest level 'K'. Level 'K' would normally have come into effect as the average price of jet fuel for the 3-month benchmark period was in the range of US$160 to under US$170 per barrel.

The airline has opted instead to just increase its fuel surcharges to level 'I' which normally would only be used if the average price of jet fuel during a given 3-month benchmark period is in the range of US$140 to under US$150 per barrel.

Based on a revised fuel surcharge benchmark list for FY2008, the new surcharges per person per sector flown on tickets purchased in Japan, range from 4,000 yen on a Japan - Korea ticket (up from 3,500 yen) to 38,000 yen on a Japan- Brazil ticket (up from 32,000). The surcharge on a Japan-Europe ticket or a Japan- North America ticket will be 33,000 yen, up from 28,000 yen.

Fuel surcharges priced in Japanese yen on Japan - Hong Kong, Malaysia, Singapore, Taiwan and Thailand routes remain unchanged.

JAL originally introduced the fuel surcharge on international tickets in February 2005 in response to unprecedented rises in the cost of fuel.

The surcharge will be progressively reduced as the price of fuel decreases, and will be cancelled completely when the price of Singapore kerosene stays below the benchmark of US$60.00 per barrel.

The fuel surcharge charged for tickets issued from January to March 2009 will be reviewed based on the average price of fuel for August through to October, 2008.

The company will continue conducting a wide range of countermeasures to limit the full impact of the price increase including fuel hedging, fuel consumption reductions, and the introduction of more fuel-efficient small and medium-sized aircraft to its fleet.

Despite these measures, the company is still reluctantly obliged to ask its international passengers to bear part of the burden caused by the unprecedented increase in the price of fuel over the past few years.

Fuel Surcharge Revision (October 1 – December 31, 2008)*

Route	Current (As of July 1, 2008)		Revised (From Oct 1,2008)	
(Per person per sector flown)	**For sales in Japan**	**For sales outside Japan**	**For sales in Japan**	**For sales outside Japan**
Japan-Korea	¥3,500	US$32.00	¥4,000	US$38.00
Japan-China	¥8,500	US$77.00	¥10,500	US$99.00
Japan- Hong Kong, Taiwan	¥10,500	US$95.00	¥10,500	US$99.00
Japan- Guam, Philippines, Vietnam	¥10,500	US$95.00	¥13,000	US$123.00
Japan- Malaysia, Singapore, Thailand	¥20,000	US$180.00	¥20,000	US$189.00

Japan- Hawaii, India, Indonesia	¥20,000	US$180.00	¥22,000	US$208.00
Japan- Canada, Europe, Mexico, Middle East, Oceania, USA (exc Hawaii)	¥28,000	US$253.00	¥33,000	US$312.00
Japan-Brazil	¥32,000	US$289.00	¥38,000	US$359.00
Vancouver – Mexico City	¥2,500	US$23.00	¥3,000	US$28.00
New York—San Paulo	¥7,000	US$63.00	¥7,500	US$71.00
Amsterdam—Madrid	¥3,500	US$32.00	¥3,000	US$28.00
Within Europe, Oceania (excludes those specified above/ includes some domestic sectors)	¥2,000	US$18.00	¥2,500	US$24.00
Within Asia, Hawaii, North America, (excludes those specified above/ includes some domestic sectors)	¥500	US$5.00	¥600	US$6.00

**Fuel surcharges may differ depending on the country in which the ticket is sold. Full details at www.jal.co.jp/en/other/info2006_0714.html*

-Fuel surcharge levels are set based on the flight distance for each sector.

-Applicable to all international passenger tickets issued on or after October 1 to December 31, 2008.

-The surcharge applies to flights operated by Japan Airlines, including JAL code-share flights operated by other airlines.

-The same amounts apply to adult/child fares. Infants without a seat are exempted from the fuel surcharge.. The surcharges also apply to frequent flyer program international award tickets issued to members of the JAL Mileage Bank.

-In the case of refunds, the fuel surcharge will be refunded in full and no cancellation or refund charge will be applied.

-The planned increase and extension of the fuel surcharge is subject to government approval.

Revised Fuel Surcharge Benchmark List for FY2008 (the year ending Mar 31, 2009)

For the convenience of customers and travel agents, the following chart provides details of the revised fuel price benchmarks (US$/bbl) JAL uses to determine the amount of fuel surcharge (JPY¥) placed on tickets per person per sector flown. For full details please refer to *http://www.jal.co.jp/en/other/info2006_0714_3.html*

Benchmark List	F	G	H	I	J	K
Fuel Price ***(US$/bbl)*** Singapore Kerosene Hedge	***From US$110 – under US$120***	***From US$120 – under US$130***	***From US$130 – under US$140***	***From US$140 – under US$150***	***From US$150 – under US$160***	***From US$160 – under US$170***
Japan—Korea	¥2,500	¥3,000	¥3,500	¥4,000	¥4,500	¥5,000
Japan—China, Hong Kong, Taiwan	¥6,000	¥7,500	¥9,000	¥10,500	¥12,000	¥13,500
Japan - Guam, Philippines, Vietnam	¥7,500	¥9,000	¥11,000	¥13,000	¥15,000	¥17,000
Japan—Malaysia, Singapore, Thailand	¥12,500	¥15,00	¥17,500	¥20,000	¥22,500	¥25,000
Japan—Hawaii, India, Indonesia	¥14,500	¥17,000	¥19,500	¥22,000	¥25,000	¥28,000
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥22,000	¥25,500	¥29,000	¥33,000	¥37,000	¥41,000
Japan—Brazil	¥26,000	¥30,000	¥34,000	¥38,000	¥42,000	¥46,000

Benchmark List **Fuel Price** ***(US$/bbl)*** Singapore Kerosene Hedge	**A** ***From US$60 – under US$70***	**B** ***From US$70 – under US$80***	**C** ***From US$80 – under US$90***	**D** ***From US$90 – under US$100***	**E** ***From US$100 – under US$110***
Japan—Korea	¥300	¥500	¥1,000	¥1,500	¥2,000
Japan—China, Hong Kong, Taiwan	¥1,000	¥2,000	¥3,000	¥4,000	¥5,000
Japan - Guam, Philippines, Vietnam	¥1,500	¥2,500	¥3,500	¥4,500	¥6,000
Japan—Malaysia, Singapore, Thailand	¥2,000	¥4,000	¥6,000	¥8,000	¥10,000
Japan—Hawaii, India, Indonesia	¥3,000	¥5,000	¥7,000	¥9,500	¥12,000
Japan – Canada, Europe, Mexico, Middle East, Oceania, USA (ex Hawaii)	¥5,000	¥8,000	¥11,500	¥15,000	¥18,500
Japan—Brazil	¥8,500	¥12,000	¥15,500	¥19,000	¥22,500

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JAL Expands Network Restructuring in Second Half of FY2008

Tokyo September 4, 2008: The JAL Group will expand network restructuring of its international and domestic passenger businesses in the second half of FY2008, covering the period October 1, 2008 – March 31, 2009.

On top of the route and flight frequency changes in the second half of FY2008 already announced on August 7 2008, the JAL Group will increase flight frequency on one international route, and suspend operations on two international routes. Whilst in Japan, it will add one new route and increase flight frequency on one other route.

On August 7 2008, JAL announced that in the second half of FY2008 it will increase flight frequency on four Asia routes, and suspend services on three under-performing international routes. It also announced that in Japan it will increase flight frequency on five routes, decrease flight frequency on four other routes, and will suspend a total of 12 routes.

In the original route FY2008 flight frequency, fleet plan (Feb 1, 2008), JAL also said it will operate two new routes out of Mt Fuji Shizuoka Airport when the new airport opens for business.

With the price of jet fuel reaching an unprecedented high level, the JAL Group is carrying out a bold review of its route network, further concentrating its resources on improving profitability and increasing competitiveness.

For full details see below. Information already announced is shown in grey. The new changes are subject to approval by the relevant authorities.

INTERNATIONAL PASSENGER

1. Flight Frequency Increase

Route	Details	Date Effective
Osaka (Kansai) - Hangzhou	Daily service to be established. Increase flight frequency from 3 to 7 flights per week.	Oct 26 , 2008
Tokyo (Narita) – Seoul	Increase flight frequency from 21 to 26 flights per week.	Oct 26 , 2008
Osaka (Kansai) – Shanghai (Pudong)	Increase flight frequency from 14 to 21 flights per week.	Oct 26, 2008
Osaka (Kansai) – Hanoi	Daily service to be established. Increase flight frequency from 4 to 7 flights per week.	Oct 26, 2008
Osaka (Kansai) - Seoul	Increase flight frequency from 14 to 21 flights per week.	Oct 26, 2008

2. Route Suspension

Route	Details	Date Effective
Tokyo (Narita) - Xian	Service suspension (2 flights per week).	Oct 26, 2008
Osaka (Kansai) - Qingdao	Service suspension (2 flights per week).	Oct 26, 2008
Fukuoka – Shanghai (Pudong)	Service suspension (7 flights per week).	Oct 26, 2008
Nagoya (Chubu) – Busan	Service suspension (7 flights per week).	Oct 26, 2008
Osaka (Kansai) – London	Service suspension (7 flights per week).	Mar 29, 2009

For customer & general enquiries, please contact your local JAL office:www.jal.co.jp/en/information/inter/branch/

Journalists with media enquiries, please contact the press office: stephen.pearlman@jal.com / Tel: 81-3-5460-3109
www.jal.com/en/corporate/

DOMESTIC PASSENGER

1. New Routes

Route	Details	Date Effective
Nagoya (Chubu) - Ishigaki	Daily service to be established. Operated by JTA.. Flight from Ishigaki to Nagoya stopover in Naha	Feb1 – Mar 31. 2009
Shizuoka - Sapporo	1 flight per day	March 2009
Shizuoka - Fukuoka	3 flights per day	March 2009

2. Flight Frequency Increases

Route	Details	Date Effective
Okinawa (Naha) - Matsuyama	Daily service to be established. Increase flight frequency from 4 to 7 flights per day. Operated by JTA.	Feb1 – Mar 31. 2009
Tokyo (Haneda) – Matsuyama	Increase flight frequency from 4 to 5 flights per day	Nov, 2008
Tokyo (Haneda) – Miyazaki	Increase flight frequency from 4 to 5 flights per day. Excluding year end, New Year, Spring holidays.	Nov, 2008
Fukuoka – Tokyo (Narita)	Increase flight frequency from 1 to 2 flights per day. Provide smooth connections onto Los Angeles and New York flights.	Nov, 2008
Nagoya (Chubu) - Sapporo	Increase flight frequency from 4 to 5 flights per day.	Feb, 2009
Osaka (Itami) - Niigata	Increase flight frequency from 5 to 6 flights per day	Mar, 2009

3. Flight Reductions

Route	Details	Date Effective
Osaka (Kansai) – Sapporo	Decrease flight frequency from 6 to 4 flights per day.	Nov, 2008
Osaka (Kansai) – Fukuoka	Decrease flight frequency from 4 to 3 flights per day.	Nov, 2008
Osaka (Kansai) – Okinawa (Naha)	Decrease flight frequency from 5 to 4 flights per day. Same number of flights as second half FY2007.	Nov, 2008
Nagoya (Komaki) - Kumamoto	Decrease flight frequency from 2 to 1 flights per day.	Nov, 2008

4. Route Suspensions

Route	Details	Date Effective

Osaka (Kansai) – Hakodate	Service suspension (1 flight per day).	Nov, 2008
Osaka (Kansai) – Sendai	Service suspension (1 flight per day).	Nov, 2008
Osaka (Kansai) – Iwate Hanamaki	Service suspension (1 flight per day).	Feb, 2009
Osaka (Kansai) – Akita	Service suspension (1 flight per day).	Feb, 2009
Osaka (Kansai) – Fukushima	Service suspension (1 flight per day).	Feb, 2009
Osaka (Itami) – Fukushima	Service suspension (1 flight per day).	Feb, 2009
Kobe – Kagoshima	Service suspension (2 flights per day).	Feb, 2009
Nagoya (Chubu) – Fukuoka	Service suspension (3 flights per day).	Mar 29, 2008
Iwate Hanamaki – Okinawa (Naha)	Spring holidays daily service to be suspended.	Mar, 2009
Sendai – Okinawa (Naha)	Seasonal daily service to be suspended.	Dec 19 ,2008
Fukushima – Okinawa (Naha)	Service suspension (1 flight per day). Operated by JTA.	Feb, 2009
Kochi – Okinawa (Naha)	Service suspension (3 flights per day). Operated by JTA.	Feb, 2009

###

Summary of JAL Group 1st Quarter Consolidated Results for Financial Year 2008

Disclaimer

This financial information is unaudited.

The original Japanese language version of summary statements of financial results is the official version. This is an English version of the Japanese statement of financial results that has been summarized in English by Japan Airlines for reference purposes for non-Japanese readers. In the event of a discrepancy between the Japanese and English versions, the Japanese version shall prevail.

(1) Overview of business performance

The first quarter (April through June 2008) of the current fiscal year saw continued modest economic expansion in East Asia and the Eurozone. In the United States, however, there was mounting concern about recession, fueled by factors such as the unrest in financial markets sparked by the subprime mortgage loan problem and other issues such as soaring energy prices and the sluggishness of the housing market. Overall, the world economy showed increasingly widespread signs of slowing.

In Japan, meanwhile, developments such as further sharp rises in prices of raw materials and energy caused corporate earnings to decline, and growth in both capital investment and consumer spending slowed. In consequence, the domestic economy as a whole tended to decelerate during the quarter.

For the JAL Group, the operating environment was characterized by persistently high prices for aviation fuel, intensifying competition, and fears of a decline in aviation demand as a result of the slowdown in the world economy. In view of this situation, there is little cause for optimism.

Against this background, in February 2008 we completed formulation of our FY2008-2010 New Medium-Term Revival Plan, which deepens and broadens the previous Medium-Term Revival Plan, and has the aim to building a solid corporate structure that will enable the JAL Group to generate stable profit in any environment, no matter how harsh. In line with this new plan, we have been working vigorously to reduce costs across the board, strengthen the competitiveness of our product and service offerings, and enhance profitability.

In international passenger operations we continued our vigorous program of aircraft downsizing, enhancing profitability by switching the aircraft operated on Osaka (Kansai)–Guangzhou routes etc. from Boeing 767-300s to Boeing 737-800s, and increasing flight frequency on routes with strong business demand, such as the Narita -New York and Narita–Moscow routes. These changes formed part of a finely-tuned network restructuring strategy. In addition, in April 2008 Japan Asia Airways was integrated into JAL International, thereby enhancing both convenience and efficiency.

During the quarter we also expanded our code-sharing agreements with British Airways and Finnair, both fellow members of the oneworld global alliance, expanding the JAL network in Europe to 38 routes providing service to 26 cities. Also, with China Eastern Airlines we improved convenience by expanding code-sharing routes substantially, to 15 in total. This code-share expansion increased the total number of routes offered by JAL's between Japan and China to 36, creating the largest network between two countries, serving 13 destinations in China with a total of 318 flights every week.

At Narita Airport, JAL's main international hub, following the remodeling of our First Class, Executive Class counters and the introduction of completely new JGC and Support counters in December 2007, further steps were taken to enhance passenger convenience. These included the revamping of our Economy Class counters which were unveiled at the airport in April 2008 together with the introduction of a new type of automated self check-in machines, and the inauguration of dedicated counters for JAL Premium Economy passengers.

In domestic passenger operations, we made further progress with our measures initiated in the previous fiscal year, increasing profitability by making revisions to our routes. We also used fares as a tool to combat intensifying competition from other airlines and the Shinkansen. Steps taken here included the introduction, in April, of the "JAL Business Ticket," a new discount fare for domestic routes that can be reserved and purchased right up to the embarkation date, and the revision of fares in the "Tokubin (specific-flights) discount" scheme on some routes. Among other efforts introduced to stimulate demand, our "Sakitoku (Advance) Discount Fares" were extended to include routes to which they had not previously applied, thereby covering the entire domestic network, and our range of travel products was further improved by enhancements made to our "JAL Dynamic Package" offerings available via the Internet.

In international cargo operations, we continued our program of enhancing profitability by decommissioning conventional Boeing 747 freighters. As part of the enhanced dedication to quality called for by the New Medium-Term Revival Plan, we expanded the high-value-added J-PRODUCTS service, which caters to the diverse needs of customers by offering optimum handling, customized for individual cargo categories.

Steps were also taken to enhance and broaden JAL's Premium strategies, which constitute one of the core components of the New Medium-Term Revival Plan. On international routes, the JAL Premium Economy service, which was very favorably received when introduced on the Narita–London route in December 2007 and on the Narita–Frankfurt route in February this year, was extended to the Narita–Paris route in April. In the current fiscal year we plan to extend it to the routes between Narita and New York, San Francisco, Amsterdam, and Moscow, Osaka (Kansai)–London route, and the Nagoya–Paris route. On domestic routes, meanwhile, after inaugurating the JAL First Class service on the route between Tokyo (Haneda) and Osaka (Itami) in December 2007, on which it has gained considerable praise from passengers, during the quarter we added this service to the Haneda–Fukuoka route in April and the Haneda–Sapporo route in June.

The JAL Group has also been putting importance on increasing the number of members of the JAL Mileage Bank (JMB), Japan's largest frequent flyer program, and enhancing the content of the program. The amount of JMB mileage a passenger can accrue on domestic Japan flights now varies depending on the route traveled. We have also made innovations to render the program more user-friendly, including conducting promotional campaigns in which members can exchange even small amounts of miles for awards on both international and domestic routes. Customer convenience was also boosted by the extension of the cutoff period for redemption of miles to 36 months after the miles were accumulated, from the previous cutoff of the end of December of the year two years after the time of flying. Boosted by these measures, the number of JMB members reached 21 million at the end of June 2008.

In addition, as companies are assuming increasing social responsibility for conserving the environment, the JAL Group regards environment-conscious practices as an important management issue. Accordingly, in April 2008 JAL issued the "Sky Eco" declaration, pledging to further strengthen and promote the measures it has long been implementing in the sphere of environmental issues. On international routes, JAL engages in environmental activities such as monitoring

greenhouse gases in the upper atmosphere, and reporting wildfires using passenger aircraft flying on international routes. Through a variety of measures, the JAL Group is targeting cuts in carbon dioxide emissions from its fleet of 20% of transport capacity in terms of available ton-kilometers by fiscal 2010 compared with fiscal 1990 levels.

With regard to operating costs, fuel prices have remained at record-high levels, but the Group has taken various measures to reduce fuel consumption and absorb the impact of this to the greatest possible extent. The measures have included flexible fuel hedging, the enhancement of fuel efficiency through fleet renewal, the adoption of more fuel efficient flight operations such as choosing optimum flying altitudes and new landing methods, an increase in the frequency aircraft engines are cleaned, and the reduction of the weight of cabin equipment and cargo containers.

As a result of the developments outlined above, total operating revenues in the air transportation segment increased by ¥6.1 billion year-on-year, since positive factors such as strong international passenger demand more than offset the reduction in capacity resulting from route restructuring and aircraft downsizing. On a consolidated basis, however, total operating revenues fell by ¥30.3 billion, to ¥ 490.3 billion, primarily because former consolidated subsidiary Pacific Fuel Trading Corporation (PFTC) was removed from the scope of consolidation as a result of the sale of its shares.

Consolidated operating costs declined by ¥42.8 billion, to ¥486.4 billion, because in spite of sharp increases in fuel prices, Group-wide efforts to reduce costs achieved results, and PFTC was removed from the consolidated financial statement. In consequence, we achieved growth in consolidated income: operating income up by ¥12.4 billion, to ¥3.9 billion; ordinary income up by ¥3.9 billion, to ¥0.7 billion; and net income up by ¥0.8 billion, to minus ¥ 3.4billion.

(2) Results by business segment (prior to adjustments for intersegment transactions)

a. Air Transportation Segment

In line with the measures set out in the New Medium-Term Revival Plan, passenger capacity on international routes declined by 3.5% year-on-year as measured by available seat-kilometers (ASK), owing to route restructuring and aircraft downsizing. There was increased demand on Hawaii routes and routes to Korea, where inbound traffic was very strong, but demand was down year-on-year on Europe, transpacific, Oceania, Southeast Asia, and Guam routes on which capacity was reduced and leisure demand was weak. Demand on routes to China, particularly tourist demand, was weak because of events such as food scares, and the Sichuan earthquake, and was well down on the previous first quarter. In consequence, overall demand fell by 5.7% in terms of revenue passenger kilometers (RPK), and the passenger load factor (L/F) slipped by 1.5 points, to 66.3%.

Revenues from international passenger operations increased by 4.8% year-on-year, to ¥180.4 billion. The principal factors behind this were growth in business demand and the shift of resources to more profitable routes, and to the raising of fares and fuel surcharges, which boosted passenger yield by 11.2% year-on-year.

Capacity on domestic routes fell by 2.6% year-on-year in terms of available seat-kilometers (ASK), primarily because of route restructuring and the downsizing of aircraft so that supply better matched demand. Demand, however, was down by only 0.3% in terms of revenue passenger kilometers (RPK), because in spite of the slowing of demand growth by individual passengers through the quarter, demand for group travel was strong. In consequence, the passenger load factor

(L/F) rose by 1.4 points, to 60.6%. Passenger yield fell by 0.8% year-on-year, particular among group passengers, causing domestic passenger revenues to decline by 1.1%, to ¥153.7 billion.

Total capacity for international air cargo transportation declined by 4.9 % year-on-year in terms of available cargo ton-kilometers, because conventional Boeing 747 freighters were progressively decommissioned partly because fuel prices remained high.

On the demand side, factors such as the slowing of the economy and the strength of the yen against the dollar were instrumental in causing year-on-year falls in demand on routes to the United States and Europe, on which capacity had been reduced, though cargo space utilization efficiency had been improved. On routes to China, on which capacity had been increased, there was robust demand with both export and import cargo volumes exceeding year-earlier levels. Demand on routes to Southeast Asia was up year-on-year, in part because of the suspension of operations by competitors. As a result, due to the increase in percentage of short-haul routes operated to China and Southeast Asia; the total volume of air cargo transportation in terms of revenue cargo ton-kilometers (RCTK) declined by 6.6% year-on-year.
Cargo yield rose by 9.6%, boosted partly by the raising of the fuel surcharge from April. As a result, revenue rose by 2.3% year-on-year, to ¥45.4 billion.
In international mail services, business originating in Japan, and also primarily in the U.S., remained brisk.

Since the outset of FY2008, fuel prices (Singapore Kerosene) have risen still further, moving in the US$125–175/barrel range in the April–June quarter. In response, JAL conducted a flexible fuel hedging policy and took other active steps to reduce fuel costs, including aircraft downsizing. As a result, in view of the effect of strong yen, fuel cost increased only by 3.6 billion yen to 101. 1 billion yen compared to last year. Costs other than fuel costs in the air transportation segment were reduced to below their year-earlier levels in almost every category, thanks to the stepping up of in-house cost-reduction measures. Also JAL implemented a variety of measures to increase revenues, for example the implementation of its Premium strategies, doing everything possible to absorb the impact of the increases in the price of fuel.

As a result of the factors outlined above, total operating revenues in the air transportation segment rose by 1.4% year-on-year, to ¥428.1 billion, and operating income was up by ¥14.2 billion at ¥3.3 billion.

b. Airline-Related Business Segment

TFK Corporation, an in-flight catering company, posted growth in revenue, buoyed in particular by the inauguration of the new route between Haneda and Shanghai (Hongqiao) and by the winning of commissions for lounges at Narita Airport. The impact of steep increases in fuel costs, however, was instrumental in causing profit to decline.

The revenues of the airline-related business segment fell by ¥33.4 billion year-on-year, to ¥52.7 billion, and operating income was down by ¥1.0 billion, at ¥0.3 billion.

Note: The principal reasons for the decline in revenues and profits was the change in status of AGP Corporation from consolidated subsidiary to affiliate accounted for by the equity method, as well as the sale of subsidiary PFTC.

c. Travel Services Business Segment

At JALPAK, tour business to China remained depressed from the second half of the preceding fiscal year, and during the quarter business was down year-on-year to all destinations. As a result, both revenue and profit fell.

At JAL Tours, however, revenue was up. This was because, in spite of a decline in unit tour prices as a result of price competition, with the exception of the Chubu region the number of passengers handled was up across the board from a year earlier: that is, to Hokkaido, the Tohoku and Hokuriku regions, the Kanto district, the Kansai, central Japan, and Shikoku regions, Kyushu, and Okinawa. Operating income declined, however, as the company benefited from only a slim reduction in procurement unit price.

Revenues in this travel services business segment declined by ¥ 9.6 billion year-on-year, to ¥79.7 billion, and the operating loss widened by ¥0.2 billion, to ¥1.3 million.

d. Credit Card and Leasing Services Business

The Group's credit card company, JALCard, made vigorous efforts to attract new cardholders, for example by introducing "JAL Business Ticket" exclusively to members. As a result, the number of cardholders at the end of June 2008 was up by 3% from the end of March, at approximately 2.09 million. In addition, growth in transaction volume caused both revenue and profit to rise.

Revenues in this segment grew by ¥1.0 million year-on-year, to ¥17.5 billion, and operating income rose by ¥0.3 billion, to ¥1.5 billion.

e. Other Businesses

Hotel operator JAL Hotels terminated operations at its directly managed hotels Hotel Nikko Winds Narita and Hotel Nikko Bayside Osaka, with the result that both revenue and profit declined. In addition, subsidiaries Nikko Hotels (U.K.) Ltd., and Hotel Nikko Saipan, Inc.were sold.

Revenues in this segment declined by ¥4.0 billion year-on-year, to ¥20.5 billion, and operating income was down by ¥0.4 billion, to ¥0.1 billion.

2. Qualitative information relating to consolidated financial condition

(1) Assets, Liabilities and Net Assets

Total assets at the end of the first quarter stood at ¥2,247.5 billion, representing an increase of ¥124.7 billion from the end of the previous fiscal year. This increase comprised an increase in current assets of ¥53.4 billion, attributable to an increase in derivative assets as a result of fuel price hike and an increase in noncurrent assets of ¥71.5 billion. As a result of a rise in deferred tax liabilities related to derivative assets, total current liabilities rose by ¥33.6 billion, while noncurrent liabilities fell by ¥26.0 billion, principally because transfers of corporate bonds and long-term borrowings to current liabilities caused the totals of those two categories to decline by ¥15.0 billion and ¥27.7 billion respectively. In consequence, total liabilities increased by ¥7.6 billion, to ¥1,659.3 billion. With regard to net assets, since a net loss was

posted for the quarter, retained earnings fell by ¥3.4 billion, but principally because of an increase in net deferred hedge gains as a result of the application of hedge accounting, net assets rose by ¥117.0 billion, to ¥588.1 billion.

(2) Cash flows

Cash and cash equivalents as of the end of the fiscal 2008 first-quarter period stood at ¥278.8 billion, for a decrease of ¥75.1 billion from the previous fiscal year-end.

Cash flow from operating activities

Net cash provided by operating activities amounted to ¥2.2 billion, for a decrease of ¥28.7 billion year-on-year. This figure factors in depreciation expenses and non-cash items, as well as trade receivables and payables, into a loss before income taxes of ¥2.1 billion for the reporting first quarter.

Cash flow from investing activities

Net cash used in investing activities came to ¥40.8 billion, for an increase of ¥27.4 billion year-on-year. Cash inflow from the sale and redemption of investment securities, and from the sale of property & equipment, recorded a decline compared with the same quarter of the previous year, while expenditure on the acquisition of investment securities and property & equipment increased.

Cash flow from financing activities

Net cash used in financing activities increased by ¥15.3 billion year-on-year, to ¥37.3 billion, as a result of a decrease of ¥60.5 billion in cash inflow from long-term loans and an increase in cash outflow from the repayment of long-term loans.

3.Others

(1) Changes in scope of consolidation

Not applicable

(2) Employment of simplified accounting method and special accounting method for the preparation of quarterly financial statements

Not applicable

(3) Changes to accounting standards and special methods for the preparation of quarterly financial statements

1. Effective, April 2008, we have applied Business Accounting Standard No. 12 (Accounting Standards for the Preparation of Quarterly Financial Statements) and Application Guidelines for Accounting Standard No. 14 (Application Guidelines for Accounting Standards for the Preparation of Quarterly Financial Statements). In addition, our quarterly financial statements have been prepared in accordance with current regulations governing the preparation of consolidated quarterly financial statements.

2. The value of inventories was formerly determined primarily by the cost method based on the moving average method, but the Accounting Standard for Measurement of Inventories (ASBJ Statement No. 9, Accounting Standards Board, July 5, 2006) is being applied as of the reporting first quarter. Inventory value remains to be determined primarily by the cost method based on the moving average method (regarding balance sheet values, however, they are being calculated by a

method that reduces book value on the basis of declines in profitability). The effect of this on profit and loss is insignificant.

3. Effective, this first quarter, the Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements (ASBJ Practical Issues Task Force No. 18, May 17, 2006) is being applied. The effect of this on profit and loss is insignificant.

4. Capital lease transactions in which there is no transfer of ownership were formerly accounted for by a method corresponding to that used for ordinary operating lease contracts. However, for quarterly financial statements relating to accounting years commencing on or after April 1, 2008, it is permitted to apply the Accounting Standard for Lease Transactions (ASBJ Statement No. 13 (June 17, 1993 (Business Accounting Council, First Subcommittee) revised March 30, 2007) and the Implementation Guidance on the Accounting Standard for Lease Transactions (ASBJ Guidance No. 16 (January 18, 1994 (Japanese Institute of Certified Public Accountants, Accounting System Committee) revised March 30, 2007). Accordingly, they are being duly applied as of the reporting first quarter in accordance with accounting relating to ordinary buying and selling transactions. With regard to the method of depreciation of leased assets relating to capital lease transactions in which there is no transfer of ownership, the assets are depreciated by the straight-line method on the assumption that the lease term is the useful life and the residual value is zero.

With regard to finance leases in which there is no transfer of ownership for which contracts were concluded prior to April 1, 2008, they will continue to be accounted for by a method corresponding to that used for ordinary operating lease contracts.

The effect of this on profit and loss is insignificant.

Japan Airlines Corporation and Consolidated Subsidiaries

Comparative Consolidated Balance Sheets

	FY2008 first quarter As of Jun.30	FY2007 As of Mar.31
	(Millions of yen)	
Assets		
I. Current assets:		
Cash and time deposits	¥ 279,683	¥ 354,977
Notes and accounts receivable – trade	261,582	241,349
Supplies	94,200	90,985
Other current assets	231,603	126,578
Allowance for bad debts	(3,322)	(3,575)
Total current assets	863,748	810,315
II. Fixed assets:		
Tangible fixed assets:		
Flight equipment	728,366	721,967
Other tangible fixed assets	311,009	315,149
Total tangible fixed assets	1,039,375	1,037,117
Intangible fixed assets:	81,724	82,838
Investments:	260,952	190,579
Total fixed assets	1,382,051	1,310,534
III. Deferred charges:		
Total deferred charges	1,717	1,933
Total assets	¥2,247,517	¥2,122,784

	FY2008 first quarter As of Jun.30	FY2007 As of Mar.31
	(Millions of yen)	
Liabilities		
I. Current liabilities:		
Accounts payable – trade	¥ 248,729	¥ 264,914
Short-term borrowings	3,631	3,084
Current portion of bonds	43,000	28,000
Current portion of long-term loans	121,783	130,335
Accrued income taxes	1,828	4,454
Allowance	—	6,529
Other current liabilities	275,948	223,910
Total current liabilities	694,921	661,229
II. Non-current liabilities:		
Bonds	87,229	102,229
Long-term loans	623,659	651,416
Accrued pension and severance costs	95,781	95,485
Other Allowance	6,580	15,210
Other non-current liabilities	151,222	126,142
Total non-current liabilities	964,473	990,483
Total liabilities	1,659,394	1,651,713
Net assets		
I. Stockholders' equity:		
Common stock and preferred stock	251,000	251,000
Capital surplus	155,833	155,836
Retained earnings	37,905	41,320
Common stock in treasury, at cost	(894)	(890)
Total stockholders' equity	443,844	447,266
II. Valuation, translation adjustments and other:		
Net unrealized gain on other securities, net of taxes	1,692	2,578
Net unrealized gain on hedging instruments, net of taxes	130,431	8,167
Translation adjustments	(4,684)	(4,077)
Total valuation, translation adjustments and other	127,438	6,668
III. Minority interests	16,839	17,136
Total net assets	588,122	471,070
Total liabilities and net assets	¥2,247,517	¥2,122,784

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Operations

For the first quarter ended June 30, 2008

	FY2008 first quarter
	(Millions of yen)
Operating revenues	¥ 490,336
Cost of operating revenues	404,319
Gross Profit	86,016
Selling, general and administrative expenses	82,102
Operating income	3,914
Non-operating income:	
Interest income and dividend income	1,376
Equity in earnings of affiliates	650
Other non-operating income	2,154
Total non-operating income	4,182
Non-operating expenses:	
Interest expense	4,576
Other non-operating expenses	2,768
Total non-operating expenses	7,345
Ordinary income	751
Extraordinary gain:	
Gain on revision of actuarial calculation method for projected benefit obligation from simplified method to the standard method	221
Other extraordinary gain	75
Total extraordinary gain	296
Extraordinary losses:	
Non-recurring depreciation	1,436
Other extraordinary losses	1,730
Total extraordinary losses	3,166
Income before income taxes and minority interests	(2,118)
Income taxes	1,750
Minority interests	(453)
Net (loss) income	¥ (3,414)

Consolidated Statements of Cash Flows

For the first quarter ended June 30, 2008

	FY2008 first quarter
	(Millions of yen)
Operating activities	
Income before income taxes and minority interests	¥ (2,118)
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:	
Depreciation and amortization	28,290
Gain and loss on sales and loss on revaluation of short-term investments in securities and investments in securities, net	3
Gain and loss on sales and disposal of fixed assets and loss on impairment of fixed assets, net	1,400
Net provision for accrued pension and severance costs	287
Interest and dividend income	(1,376)
Interest expense	4,576
Exchange loss, net	(1,144)
Equity in earnings of affiliates	(650)
Increase in notes and accounts receivable – trade	(20,372)
Increase in supplies	(3,302)
Decrease in accounts payable – trade	(16,408)
Other	20,842
Subtotal	10,027
Interest and dividends received	1,640
Interest paid	(5,499)
Income taxes paid	(3,916)
Net cash provided by operating activities	2,251
Investing activities	
Purchases of time deposits	(122)
Proceeds from maturity of time deposits	197
Purchases of fixed assets	(51,648)
Proceeds from sales of fixed assets	15,500
Purchases of short-term investments in securities	(4)
Purchases of investments in securities	(4,360)
Loans receivable made	(847)
Collection of loans receivable	363
Other	68
Net cash used in investing activities	(40,853)

Japan Airlines Corporation and Consolidated Subsidiaries

Consolidated Statements of Cash Flows (continued)

For the first quarter ended June 30, 2008

	FY2008 first quarter
	(Millions of yen)
Financing activities	
Increase in short-term borrowings, net	¥ 301
Proceeds from long-term loans	525
Repayment of long-term loans	(36,833)
Dividends paid to minority interests	(174)
Other	(1,170)
Net cash (used in) provided by financing activities	(37,352)
Effect of exchange rate changes on cash and cash equivalents	1,047
Net decrease in cash and cash equivalents	(74,906)
Cash and cash equivalents at beginning of year	354,037
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(235)
Cash and cash equivalents at end of year	¥ 278,894

Components of Revenues from the Air Transportation Segment

	FY2007 first quarter Apr. 1～Jun. 30		FY2008 first quarter Apr. 1～Jun. 30		Change
	Amount	Percentage	Amount	Percentage	Percentage
	(Millions of yen)				
International:					
Passenger operations	¥172, 126	40. 8%	¥180, 437	42. 1%	104. 8%
Cargo operations	44, 433	10. 5%	45, 475	10. 6%	102. 3%
Mail-service operations	2, 221	0. 5%	2, 277	0. 6%	102. 5%
Luggage operations	499	0. 1%	415	0. 1%	83. 2%
Subtotal	219, 281	51. 9%	228, 605	53. 4%	104. 3%
Domestic:					
Passenger operations	155, 414	36. 8%	153, 720	35. 9%	98. 9%
Cargo operations	6, 763	1. 6%	8, 298	2. 0%	122. 7%
Mail-service operations	2, 408	0. 6%	1, 369	0. 3%	56. 9%
Luggage operations	70	0. 0%	63	0. 0%	89. 4%
Subtotal	164, 656	39. 0%	163, 451	38. 2%	99. 3%
Total of International & Domestic	383, 937	90. 9%	392, 057	91. 6%	102. 1%
Other revenues	15, 064	3. 6%	16, 051	3. 7%	106. 6%
Incidental business revenues	23, 069	5. 5%	20, 079	4. 7%	87. 0%
Total revenues	¥422, 071	100. 0%	¥428, 187	100. 0%	101. 4%

Note: Figures are rounded-down.

Consolidated Traffic Results

	FY2007 first quarter April 1－June 30	FY2008 first quarter April 1－June 30	Change Percentage
International:			
Number of passengers	3,091,999	2,935,698	94.9
Revenue Passenger-Km(thousand km)	14,024,825	13,225,918	94.3
Available Seat-Km(thousand km)	20,675,767	19,953,650	96.5
Passenger load factor	67.8	66.3	(1.5)
Revenue Cargo Tons-Km(thousand	1,071,818	1,001,200	93.4
Mail Tons-Km(thousand km)	40,685	48,263	118.6
Revenue(total) Tons-Km(thousand km)	2,412,255	2,275,108	94.3
Available Tons-Km(thousand km)	3,714,138	3,549,765	95.6
Weight load factor(*)	64.9	64.1	(0.8)
Domestic:			
Number of passengers	10,028,920	9,958,042	99.3
Revenue Passenger-Km(thousand km)	7,459,864	7,435,981	99.7
Available Seat-Km(thousand km)	12,592,882	12,263,524	97.4
Passenger load factor	59.2	60.6	1.4
Revenue Cargo Tons-Km(thousand	94,032	109,508	116.5
Mail Tons-Km(thousand km)	20,055	8,496	42.4
Revenue(total) Tons-Km(thousand km)	673,080	675,244	100.3
Available Tons-Km(thousand km)	1,475,472	1,457,583	98.8
Weight load factor(*)	45.6	46.3	0.7
Total:			
Number of passengers	13,120,919	12,893,740	98.3
Revenue Passenger-Km(thousand km)	21,484,689	20,661,899	96.2
Available Seat-Km(thousand km)	33,268,649	32,217,174	96.8
Passenger load factor	64.6	64.1	(0.5)
Revenue Cargo Tons-Km(thousand	1,165,850	1,110,708	95.3
Mail Tons-Km(thousand km)	60,740	56,759	93.4
Revenue(total) Tons-Km(thousand km)	3,085,335	2,950,352	95.6
Available Tons-Km(thousand km)	5,189,610	5,007,348	96.5
Weight load factor(*)	59.5	58.9	(0.6)

Notes:

International: Japan Airlines International Co., Ltd. + Jalways Co., Ltd.
Domestic: Japan Airlines International Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

With regard to the first quarter of FY2007 ,
International: Japan Airlines International Co., Ltd. + Japan Asia Airways Co., Ltd. + Jalways Co., Ltd.
Domestic: Japan Airlines International Co., Ltd. + Japan Trans Ocean Air Co., Ltd. + Jal Express Co., Ltd. + Japan Air Commuter Co., Ltd. + Hokkaido Air System Co., Ltd. + J Air Co., Ltd. + Ryukyu Air Commuter Co., Ltd.

(*)Weight load factor: Revenue(total) Tons-Km(thousand km)／Available Tons-Km(thousand

JAL To Introduce State-of-the Art First Class Suite & Business Class Seat

- Introduction of 777-300ER on US Routes Fitted with Best Seating and Service in the Skies -

Tokyo, June 10, 2008: Japan Airlines (JAL) will start introducing on US routes a luxurious new suite to JAL First Class and a leading-edge seat to JAL Executive Class *Seasons*, the airline's branded business class. The airline will launch the JAL Suite in first class and the JAL Shell Flat Neo Seat in business class when the airline introduces new 777-300ER aircraft on US routes, starting with the Tokyo - New York route on August 1, 2008.

Brand new 777-300ER aircraft fitted with both the new suite and new seat will start operating every other day on the Tokyo–New York route (JL005/ 006) on August 1, 2008, going daily on August 11. This will be followed by the Tokyo–San Francisco route on September 13, 2008, and the Tokyo - Chicago and Los Angeles routes in FY2009, the year starting April 1, 2009.

The popular JAL Premium Economy service with the innovatively designed JAL Sky Shell Seat, plus the airline's very latest economy class seats will also be introduced on these aircraft at the same time. Passengers travelling on these US routes will, therefore, be able to experience, in all classes of travel, the very best seating and service available in the skies today.

JAL SUITE

The JAL Suite in JAL First Class offers one of the largest and most luxurious personal spaces in the sky complemented by an unparalleled in-flight service experience for the ultimate in privacy, relaxation, dining, and entertainment. The JAL Suites are 20% more spacious than the airline's current seat in first class, the JAL New Skysleeper Solo Seat. The exclusive compartment of the JAL Suite is made of a range of the latest composite materials which provide a wonderfully sophisticated finish. Only 8 suites are available in the JAL First Class cabin set in a 1-2-1 configuration.





The JAL Suite features a seat upholstered in pale gray leather with 5-inch wide, thickly padded armrests making it reminiscent of a traditional armchair. At the touch of a button, the armrests smoothly retract as the seat converts into a full-flat bed. In the 180° position the seat combines with an ottoman located at the opposite end of the compartment to create one of the largest and widest, most comfortable sleeping areas in first class.

When the seat is in the upright position, the ottoman can be used as a seat, should the passenger, for example, choose to discuss business, dine or just pass the time with a fellow traveler. The large sliding table can be placed conveniently in between the seat and ottoman providing ample space for both passengers at such times.



Passengers, seated in the pair of suites located in the centre of each row, can raise or lower privacy partitions located between them to create the exact atmosphere they wish.

Passengers are provided with Bose noise-cancelling headphones and on their own personal 19-inch personal TV screen can enjoy the latest movies, music and games using JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system.

The compartment also features stowage spaces for bags and small items, a large side shelf, literature pockets and a laptop power point,

When dining onboard, passengers in the JAL Suite can now order whatever they like, whenever the like, as often as they like. In the JAL Suite, no meal times will be fixed to give passengers the full freedom to choose when they what to eat. With the assistance of a cabin attendant at the beginning of their journey, passengers are able to tailor their dining schedule specifically to their own needs. Furthermore, all items on the full-course menus and *a la carte* menu can be mixed and matched according to each passenger's individual taste.

Japan Airlines offers first class passengers a choice of Japanese or Western full-course menus. Passengers choosing the Western menu can select from three entrees, one of which is a JAL Healthy Menu Selection. In the JAL Suite, it will be possible for the more health-conscious passenger to order the main dishes of the western full-course without the sauces that normally accompany them.

Alternatively passengers can savor the seasonally changing flavors of a traditional Kyoto-style menu known as *kaiseki-ryori.* For JAL Suite passengers, six tasty new appetizers called *kobachi* will be served just before the main elements of this meal. The appetizers will be served on small bone china dishes arranged in a traditional two-tiered bento (lunch) box. The first *kobachi* to be served onboard is inspired by the beautiful colored autumnal leaves of Rakusei, in the western part of Kyoto, and includes such delicious seasonal tastes as Japanese conger eel and *ayu* (sweetfish) with its roe.

The *a la carte* menu, which contains about a dozen dishes, has been enhanced by adding a simple, low calorie, healthy vegetarian option, known as *shojin ryori* in Japanese, which is commonly served in Zen Buddhist temples.

New tableware enhances the whole JAL Suite dining experience. A number of items have been created by master craftspeople of Japan such as beautiful chopsticks made from the Aomori *hiba*, a Japanese cypress tree, and unique porcelain mugs from Hasami, Nagasaki which have exclusively been designed and made for JAL. The concept of universal has been incorporated in these items making them easier to grip and use.

Mattresses have been made exclusively for the JAL Suite by the company Tempur-Pedic International Inc., whose products have been recognized by NASA and certified by the Space Foundation. The mattresses are made of a material called TEMPUR® described by the company as 'a visco-elastic temperature sensitive material that moulds to your body. It yields slowly under compression, making no counter pressure, until the load is distributed on the entire area. When the load is removed, TEMPUR recovers slowly.' The mattresses provide unrivalled support and the ultimate sleeping experience. Cabin attendants place a mattress on each seat-bed on the passenger's request together with a down comforter and a choice of pillow. Passengers can choose between a Symphony Pillow made of super soft TEMPUR, or a down pillow.

New loungewear is also offered in the JAL Suite. A cardigan embossed with a gold-colored JAL First Class logo and matching pants made of 100% pure cotton have been exclusively designed for JAL by the designer Aoshi Kudo.

JAL SHELL FLAT NEO

The JAL Shell Flat Neo Seat has been created based on the design of JAL Shell Flat Seat - JAL's award-winning seat in business class. The new seat for JAL Executive Class *Seasons* has been improved in a number of ways to maximize business class passengers' comfort and relaxation.



Compared to the JAL Shell Flat Seat, the JAL Shell Flat Neo Seat reclines further to an angle of 171 degrees and its seat pitch and width have both been increased.



The upholstery of the seat, which now includes a slip-proof cover, has been enhanced to ensure that passengers can relax to the full and enjoy the most refreshing of sleeps. The controls of the seat have been refined to enable passengers to find the perfect position in which to relax.

A 15.4 inch personal TV screen has been incorporated into the JAL Shell Flat Neo Seat providing passengers with one of the world's largest screens available in international business class.







By expanding the center console of the seat, stowage areas have been increased, freeing up even more space for the passenger. Three handy locations for spectacles, slippers and a water bottle have been incorporated into the new design and the magazine rack has been enlarged.

A new feature of JAL Executive Class *Season* and a world first will be the "Sky Gallery". One of the walls of the business class cabin will feature a photographic exhibition that will be regularly changed over the year. The first exhibit, in collaboration with Fuji Film, will be a series of photographs of forests in Japan entitled 'Forest Forever'. The gallery will be located directly opposite a self-service bar counter, where passengers can enjoy snacks and beverages at anytime, whilst admiring the photographs.

JAL Premium Economy

Offering the ultimate in in-flight comfort, JAL Premium Economy is located in its own exclusive cabin area and features the new JAL Sky Shell Seat, the world's first shell-shaped seat in premium economy class with 20% more legroom than JAL's economy class seats.

The clever shell-shaped sliding seat-back design of the JAL Sky Shell Seat will ensure that passengers' private space is maintained throughout the flight, undisturbed even when the seat in front is reclined. For added comfort, this ergonomically designed seat comes fitted with a footrest and headrest.

Every seat has its own power outlet suitable for personal computers, and a seat tray that can easily accommodate a fully opened A-4 sized laptop. Amenities provided in JAL Premium Economy are the same as those supplied in business class.

JAL Premium Economy was first introduced on JAL international routes in December 2007. It will be the first time for this service to appear on US routes.

JAL Economy

JAL's latest economy class seat with a 9inch personal TV screen will be fitted on board. The seats used on these US routes have been slightly modified with a headrest called a 'Hammock Headrest', which has added cushioning for extra comfort.

MAGIC III Entertainment

JAL's state-of-the-art audio-visual-on-demand (AVOD) in-flight entertainment system (MAGIC III version) will be available on board in all classes of travel on these routes offering passengers a selection of 132 movie, music, video and game channels. AVOD gives passengers the freedom to start, stop, fast forward or rewind programs of their choice.

Global Environment & Universal Design

The more environment-friendly 777-300ER features improved fuel consumption which is 20% lower than the 747-400s currently being operated on these routes, enabling JAL to reduce its overall CO_2 emissions by a similar percentage.

The customer-friendly principles of Universal Design have been incorporated into all of the seats' designs to ensure that they are usable by as many people as possible regardless of age or physical condition.

Quick Reference Seat Specifications

	JAL Suite	JAL Shell Flat Neo	JAL Premium Economy	JAL Economy
Aircraft	777-300ER (Newly manufactured version)			
Seat Configuration	1-2-1	2-3-2	2-4-2	3-3-3
No. of Seat	8	77	46	115
Seat Pitch	211 cm (83 inch)	Approx153 cm (60 inch)	97cm (38 inch)	79 cm (31 inch)
Seat Width	59 cm (23 inch)	49 (19.2 inch)	48cm (18.9 inch)	43 cm (16.9 inch)
Max. Angle of Recline	180°	171°	-	-
Bed Width	84 cm (33 inch)	57cm (22.3inch)	-	-
Bed Length	199 cm (78.5 inch)	192cm (75.6inch)	-	-
Personal TV Screen	48 cm (19 inch)	39 cm (15.4 inch)	23 cm (9 inch)	23 cm (9 inch)
Seat Designer/ Maker	JPA Design, Contour	B/E Aerospace, GK Industrial Design	B/E Aerospace, GK Industrial Design	Recaro

About Japan Airlines

The JAL Group is Asia's biggest airline group in terms of sales revenues and passengers carried annually. JAL Group airlines serve 214 airports in 33 countries and territories, including 60 airports in Japan. The international network covers over 240 passenger routes and 37 cargo routes, and the domestic network covers 156 routes. JAL and its seven subsidiary airlines make a total of up to 1,200 domestic and international routes passenger flights a day.

With around 23,000 employees in the air transport segment, JAL Group operates a fleet of some 270 aircraft including Boeing 747s and B777s and is now in the process of a major fleet renewal, introducing more fuel-efficient small and medium aircraft such as the B737 New Generation series and in the future the new high-tech Boeing 787 Dreamliner.

JAL First Class offers fully reclining the Skysleeper, New Skysleeper Solo seats, and from August 2008 the unparalleled luxury of the JAL Suite.* "JAL Executive Class - Seasons." introduces the concept of "quality time" spent on board and features the award-winning

JAL Shell Flat Seat and from August 2008 the JAL Shell Flat Neo Seat which recline to almost the horizontal and provide a high degree of personal privacy.* From December 2007 JAL started offering JAL Premium Economy on key business routes. Quality in-flight entertainment systems are a feature of JAL's international fleet aircraft. (*Depends on the route flown.)*

Top quality in-flight service has always been the hallmark of JAL's reputation. Cuisine offered in all classes is a combination of Western and Asian food. JAL carries a fine selection of award-winning wines and sake in JAL First Class and JAL Executive Class - Seasons, JAL's business class.

A member of the **oneworld** global alliance from April 2007, JAL offers customers many benefits, such as the JAL Mileage Bank frequent flier program.

END

The JAL Group's Dynamism and "Can-Do" Spirit



Annual Report 2008

Year ended March 31, 2008

JAPAN AIRLINES



Air Transportation Business

For international services we have the most extensive Japan-based route network, operating some 4,000 flights (one-way flights) every week on 247 routes servicing 164 cities in 34 countries, including Japan (as of April 2008, including codesharing flights). In FY2007 the network was used by approximately 14 million passengers. For domestic services we have Japan's biggest route network, operating some 960 flights daily out of 60 airports (as of April 2008). This was used by approximately 42 million passengers in FY2007, and we are committed to enhancing customer convenience still further.


Net Sales
(Billions of yen)
2,000
1,500
1,000
500
0
1,732.9
1,801.5
1,826.7
2006
2007
2008



Airline-Related Business

A total of 97 subsidiaries and 64 affiliated companies engage in airline-related business in a broad range of fields, including the handling of passengers and cargo; the preparation of in-flight meals; the maintenance of aircraft, vehicles, and aircraft operating equipment and materials; the design, operation, and maintenance of firefighting facilities and equipment; and the procurement and supply of fuel. JAL ABC, Inc. endeavors to enhance customer convenience as a pioneer in personal baggage transport services between home and airport.


Net Sales
(Billions of yen)
400
300
200
100
0
342.9
368.7
348.8
2006
2007
2008



Travel Services Business

In the travel services business segment the principal offerings are package tours provided by JALPAK Co., Ltd. for overseas travel and by JAL Tours Co., Ltd. for domestic travel. Taking full advantage of the JAL networks, which are Japan's largest for both international and domestic routes, constant efforts are made to increase customer satisfaction. These include the enhancement of package tours on themes such as visits to world heritage sites, and also travel products tailored for individuals who wish to have greater freedom of choice on tours.


Net Sales
(Billions of yen)
500
400
300
200
100
0
415.3
379.7
373.7
2006
2007
2008


JALCARD
Suica
JALCARD
JALCARD
CLUB-A GOLD

Credit Card and Leasing Services Business

JALCard, Inc. issues a card that adds credit-card functions to the JAL Mileage Bank membership card, and the number of cardholders has already surpassed 2 million (as of April 2008). The company provides a high-quality service designed to cater to diverse customer needs, including through the issuance of the JALCard SUICA in partnership with East Japan Railway Company (JR East), and the introduction of the JALCard Family Program, which enables air miles accumulated by family members to be combined when claiming rewards.


Net Sales
(Billions of yen)
80
60
40
20
0
60.1
65.8
65.8
2006
2007
2008



Other Businesses

In hotel and resort business, JAL Hotels Co., Ltd. operates hotels under the Nikko Hotels International and Hotel JAL City brands. On a group basis it operates a total of 59 hotels, 42 of which are in Japan and 17 overseas, offering a total of 18,829 guest rooms (as of May 2008). In addition, trading and distribution and other businesses in this segment include wholesaling and retailing, real estate, printing, construction, temp staffing, and information and advertising.


Net Sales
(Billions of yen)
250
200
150
100
50
0
212.6
215.9
101.4
2006
2007
2008

Revenue Composition
(Billions of yen)


Other
101.4 (3.7%)
Cards, Leasing
65.8 (2.4%)
Travel Service
373.7 (13.8%)
Airline-related
348.8 (12.8%)
Air Transportation
1,826.7
(67.2%)
Other
178.8 (9.8%)
Domestic Cargo
27.8 (1.5%)
International Cargo
188.2 (10.3%)
Domestic Passenger
677.4
(37.1%)
International Passenger
754.3
(41.3%)

(Years ended March 31)

High growth in air-transportation in Asia market

Asia includes countries and regions such as China, India, and Vietnam that have large populations and are expected to continue posting high rates of economic growth for the foreseeable future. We expect there to be strong growth in demand for aviation services linking other parts of the world with Asia, and for services within the region.



(%)
Asia-related flights
Non Asia-related flights
7.9
6.5
6.1
6.1
5.8
5.6
4.8
4.5
4.2
3.6
Average
Middle East – Asia Pacific
Europe – Asia Pacific
Europe – Middle East
Asia Pacific – Africa
Within Asia Pacific
Europe – Africa
Within Europe
Within Latin America
North America – Latin America
Within North America

Note: CY2007-2011 Source: IATA Passenger and Freight Forecast Publications

Sharply increasing foreign travelers coming to Japan

The development of the Asian economic region in recent years has brought about a consistent year-on-year increase in the numbers of foreign people traveling to Japan, which in 2007 totaled 2.6 million from Korea, 1.4 million from Taiwan, and 940,000 from China. With regard to Korea in particular, in 2007, 2.6 million Korean passengers traveled to Japan, exceeding the 2.2 million Japanese travelers in the opposite direction the first time this has ever happened. Also, as a result of the relaxation of conditions for issuing visas, the number of Chinese passenger arrivals from China is expected to increase rapidly in the near future.



(mn passengers)
1.8 1.5
2.4 1.6
2.4 1.7
2.3 2.1
2.2 2.6
2003 2004 2005 2006 2007
Korean passengers to Japan
Japanese passengers to Korea
(mn passengers)
0.7 0.8
0.9 1.1
1.1 1.3
1.2 1.3
1.2 1.4
2003 2004 2005 2006 2007
Taiwanese passengers to Japan
Japanese passengers to Taiwan
(mn passengers)
2.3 0.4
3.3 0.6
3.4 0.7
3.7 0.8
4.0 0.9
2003 2004 2005 2006 2007
Chinese passengers to Japan
Japanese passengers to China

Note: Calendar Year Source: JNTO

JAL Group's major share at Narita and Haneda airport

At Narita and Haneda airports the JAL Group has a major share of business on both international and domestic routes, and the increase in the number of available slots at those two airports, scheduled for 2010, will be a major business opportunity for us. With regard to Haneda in particular, where the increase in slots will give the airport a more international orientation, we are examining the feasibility of operating regular flights on short-haul routes such as those to China, Korea, and Taiwan, and on medium and long-haul routes that use slots for evening landings and takeoffs.

Market share of international scheduled flights at Narita*

*The number of flights of summer schedule in 2008



JAL 28%
ANA 14%
Others 58%

Market share of domestic flight slots at Haneda

*FY2007



JAL 43%
ANA 38%
Others 19%

Source: Narita International Airport Corporation, Ministry of Land, Infrastructure and Transport

Leveraging largest network between Japan and China

By expanding JAL's own operation and codesharing with other partner airlines such as China Eastern Airlines and China Southern Airlines, the number of flights by the JAL Group between Japan and China has increased to 318 per week, covering 36 routes to 13 destinations within China, and creating the largest network among Japanese and Chinese carriers flying between Japan and China. We are committed to the continued expansion of these operations in a strategic and efficient manner adapted to market scale and characteristics, and to the further internationalization of our services in a way tailored to the needs of customers traveling to Japan from China. This includes the placement of Chinese staff and cabin crews in airports and on board our aircraft.

JAL's China-Japan route network (including codesharing)



Sapporo
Shenyang
Niigata
Komatsu
Tokyo
Beijing
Tianjin
Dalian
Nagoya
Osaka
Qingdao
Matsuyama
Fukuoka
Xi'an
Kagoshima
Nanjing
Shanghai
Hangzhou
Chengdu
Chongqing
Okinawa
Xiamen
Guangzhou
Kunming
Hong Kong

(as of March 31, 2008)

Contents

Consolidated Financial Highlights

Japan Airlines Corporation and Consolidated Subsidiaries
For the Years Ended March 31, 2008, 2007, 2006, 2005 and 2004

					Millions of yen	Thousands of U.S. dollars
Years ended March 31,	2008	2007	2006	2005	2004	2008
For the Year:						
Operating Revenues	¥2,230,416	¥2,301,915	¥2,199,385	¥2,129,876	¥1,931,742	$22,261,862
Operating Expenses	2,140,403	2,278,997	2,226,220	2,073,727	1,999,387	21,363,439
Operating Income (loss)	90,013	[illegible]	(26,834)	56,149	(67,645)	898,422
Net Income (loss)	16,921	[illegible]	(47,243)	30,096	(88,619)	168,889
Net Income (loss) Per Share (yen and dollars)	¥ 6.20	¥ [illegible]	¥ (23.88)	¥ 15.24	¥ (45.19)	$ 0.061
At Year-End:						
Long-Term Debt	¥ 755,850	¥ [illegible]	¥[illegible]	¥1,178,932	¥1,170,166	$ 7,544,166
Stockholders' Equity	—		[illegible]	[illegible]94,746	159,273	—
Net Assets	471,070	[illegible]			—	4,701,766
Total Assets	2,122,784	[illegible]	[illegible]	[illegible]	2,113,418	21,187,583
Shares Issued (thousands)	2,732,383	[illegible]	[illegible]	[illegible]	[illegible]980,465	

Notes: 1. The U.S. dollar amounts in this annual report are translated from yen amounts, solely for convenience, at [illegible], the exchange rate prevailing on March 31, 2008 (see Note 3 to the Consolidated Financial Statements).
2. For fiscal 2004, the period ended March 2005, the previous accounting standards are employed. Accordingly, the figure for "Net assets" is not available for fiscal 2004.

Consolidated Operating Highlights

Japan Airlines Corporation and Consolidated Subsidiaries
For the Years Ended March 31, 2008, 2007, 2006, 2005 and 2004

Years ended March 31,		2008	2007	2006	2005	2004
Revenue passengers carried (number of passengers)	Domestic	41,904,924	43,984,840	[illegible]	[illegible]	[illegible]
	International	13,367,904	13,467,241	14,187,626	[illegible]	[illegible]
	Total	55,272,828	57,452,081	58,036,381	[illegible]	[illegible]
Revenue passenger-km (1,000 passenger-km)	Domestic	31,746,470	33,187,684	[illegible]	[illegible]	[illegible]
	International	60,426,280	62,597,923	[illegible]	[illegible]	[illegible]
	Total	92,172,750	95,785,607	[illegible]	[illegible]	[illegible]
Revenue passenger-load factor (%; percentage point change)	Domestic	63.4	64.0	64.0	[illegible]	[illegible]
	International	71.8	71.1	69.4	[illegible]	[illegible]
	Total	68.7	68.5	67.5	[illegible]	[illegible]
Available seat-km (thousands)	Domestic	50,085,682	51,864,339	[illegible]	[illegible]	[illegible]
	International	84,128,194	87,987,011	97,174,777	99,492,256	[illegible]
	Total	134,213,876	139,851,350	148,590,590	[illegible]	[illegible]
Freight tonnage	Domestic	450,515	458,512	444,861	[illegible]	[illegible]
	International	762,910	770,781	776,356	[illegible]	[illegible]
	Total	1,213,425	1,229,293	1,221,217	[illegible]	[illegible]

Notes: 1. Ratios and percentages have been rounded to the nearest tenth of a percent.
2. Other figures less than one thousand, except for passengers carried and freight tonnage, have been discarded.

The JAL Group is a global player bridging the world with safety, security and quality as our top priorities.

As an air transportation group with comprehensive strengths, and with safe aviation our overriding priority, we bring peoples, cultures and hearts together, and contribute to the peace and prosperity of Japan and the world as a whole. Through accurate identification of what customers want, and the painstaking provision of services from the customer's perspective, we will continue to provide an ever-greater standard of comfort, convenience, and on-schedule service. Inspired by a Group vision that: "The JAL Group is a global player bridging the world with safety, security and quality as our top priorities," we have a fundamental policy of returning profit to all stakeholders, and will make the utmost effort to maximize corporate value. We are committed to ongoing progress to ensure that the JAL Group is the first-choice airline for every traveler and shipper.

Ranking by revenue passenger-kilometers

		RPK ([illegible])
1	American Airlines	222,761
2	Air France and KLM	203,411
3	United Airlines	191,933
4	Delta Air Lines	166,209
5	Continental Airlines	130,965
⋮	⋮	⋮
9	British Airways	113,274
10	Singapore Airlines	90,901
12	Japan Airlines International	85,103
13	Qantas Airways	82,125
15	Cathay Pacific Airways	74,987
⋮	⋮	⋮
19	Thai Airways	61,371
20	All Nippon Airways	59,135

2007, total of scheduled international and domestic flights
IATA: World Air Transport Statistics

Operating Revenues


(Billions of yen)
1,931.7
2,129.8
2,199.3
2,301.9
2,230.4
2004 2005 2006 2007 2008

Operating Income (Loss) / Operating Income (Loss) Margin


(Billions of yen)
(%)
(67.6)
(3.5)
56.1
2.6
(26.8)
(1.2)
22.9
1.0
90.0
4.0
2004 2005 2006 2007 2008

Net Income (Loss) / ROE


(Billions of yen)
(%)
Net Income (Loss) (Left Scale)
ROE (Right Scale)
(88.6)
(42.9)
30.0
17.0
(47.2)
(27.6)
(16.2)
(7.1)
16.9
4.4
2004 2005 2006 2007 2008

EBITDA / EBITDA Margin

*EBITDA (Earning Before Interest, Taxes, Depreciation and Amortization) =Operating Income +Depreciation and Amortization
*EBITDA Margin=EBITDA / Operating Revenues


(Billions of yen)
(%)
EBITDA (Left Scale)
EBITDA Margin (Right Scale)
51.7
2.7
180.8
8.5
98.2
4.5
140.4
6.1
206.5
9.3
2004 2005 2006 2007 2008

Net Income (Loss) Per Share


(Yen)
(45.1)
15.2
(23.8)
(6.5)
6.2
2004 2005 2006 2007 2008

Equity Ratio


(%)
7.5
9.0
6.9
14.9
21.4
2004 2005 2006 2007 2008

Interest-bearing Debt / Debt/Equity Ratio


(Billions of yen)
(Times)
Interest-bearing Debt (Left Scale)
Debt/Equity Ratio (Right Scale)
2,058.1
8.3
2,098.9
6.8
1,929.8
8.4
1,698.7
3.3
1,600.9
2.0
2004 2005 2006 2007 2008

Interest-bearing Debt/EBITDA Multiple


(Times)
25.6
7.3
12.6
7.3
4.5
2004 2005 2006 2007 2008

Number of Employees (Consolidated)


54,053
53,962
53,010
51,497
49,200
2004 2005 2006 2007 2008

(Years ended March 31)



The 2007 fiscal year was the first year of the JAL Group's FY2007-2010 Medium-Term Revival Plan, the aim of which was to rebuild the foundation of the Group's business and maintain a stable level of profit. A variety of measures were implemented under this plan, including the provision of services designed to fully reflect the perspective of our customers. During the year, we joined **one**world®, the world's leading quality global airline alliance, and deployed a JAL Group Premium Strategy. In parallel with this we made exhaustive efforts to counteract the historically unprecedented high level of the price of aviation fuel, in particular, by the renewal of the fleet through the introduction of more fuel-efficient aircraft and the reduction of fuel consumption. Steady progress was also achieved in lowering personnel costs. These measures have been steadily bearing fruit, notably the achievement of operating income totaling ¥90 billion in FY2007, exceeding our initial projection by a substantial margin.

Nevertheless, JAL has only taken the first step towards reforming its corporate structure into one that will generate stable profits. From April this year onward we have been confronted with numerous external factors that must be addressed, including not only the continuation of the soaring price of fuel but also growing anxiety about a slowdown in the global economy sparked by factors such as the subprime mortgage loan crisis in the United States. This points to the persistence of a very harsh operating environment for the JAL Group. In view of these circumstances, we remain in the phase of strengthening our earnings structure and financial position with the aim of enabling us to secure stable profits and ensure a stable dividend payout, and for this reason I regret most sincerely that no dividend will be paid for the reporting term.

In order to build a structure capable of generating stable profits irrespective of the business environment, in February 2008 we completed the formulation of a new medium-term plan that we have called the FY2008-2010 Medium-Term Revival Plan, or the "New Medium-Term Revival Plan." This new plan adds depth and breadth to the previous revival plan, and also incorporates new strategies. We have also strengthened the Group's financial position significantly through the issuance of preferred stock by means of a third-party allocation, and we have built a structure to permit flexible implementation of capital investment. By enhancing profitability through the steady implementation of the New Medium-Term Revival Plan, our aim is to confront the increasingly fierce changes in the business environment that lie ahead, and to resume the payment of dividends at the earliest possible time.

We hope that you, our valued stockholders and investors, will continue to give us your support.

June 2008

Haruka Nishimatsu, *Group CEO*

We achieved all our targets for FY2007, and posted a major gain in earnings.

Both operating income and net income surpassed your initial forecasts. What is your general assessment of performance over the year?

Fiscal 2007 saw fierce competition on domestic passenger routes with new airline companies and the Shinkansen, and international cargo business was hit by the effects of the economic slowdown in the second half of the term, with the result that sales remained around the same level as the previous year. International passenger business, however, performed well, particularly on short-haul routes to South Korea and Southeast Asia, so the revenue of the air transportation segment as a whole showed substantial growth.

On the expenses side, on the other hand, the market fuel rate remained at all-time high levels, as the price of Singapore Kerosene rose above US$130 per barrel at one point. In response, we made exhaustive internal efforts to reduce fuel consumption, including suspending under-performing routes, downsizing our fleet, and increasing the frequency of engine cleaning to increase fuel efficiency. Boosted by the impact of fuel-hedging programs and the strength of the yen against the dollar, total fuel costs fell below their year-earlier level. With regard to personnel costs, on a consolidated basis we met our initial target of achieving cuts totaling ¥50 billion compared to FY2006.

We also exceeded our target in reducing other costs in the air transportation segment. This was aided by the adoption of the Toyota Production System by all divisions in the previous term, prompting individual workplaces to take initiatives in devising stratagems to implement cost-cutting. Thanks to these factors, we achieved cost reductions in excess of our forecasts, and reached all our originally targeted figures for fiscal 2007.

As a result, the JAL Group recorded operating income of ¥90 billion on a consolidated basis in FY2007, representing a major improvement of ¥67 billion from the previous term.

The degree of improvement in net income was smaller due to the statement of extraordinary losses, including lump-sum retirement payments under the early retirement program, and reserves relating to antitrust laws. Nevertheless, we posted net income of ¥16.9 billion, well above our initial forecast of ¥7 billion.

In addition, company-wide efforts have been made to address basic aspects of product and service quality, including by reducing flight delays, and by improving on-time performance of aircraft. I feel that as a result there has been a steady recovery of trust in JAL among our customers.

Financial Results

(Billions of yen)	FY07 Result
Operating Revenue	**2,230.4**
Air Transportation	
International Passenger	**754.3**
Domestic Passenger	**677.4**
International Cargo	**188.2**
Other	**610.4**
Operating Cost	**2,140.4**
Operating Income	**90.0**
Ordinary Income	**69.8**
Net Income	**16.9**

Please tell us about the improvement of the Group's financial position through the capital increase by a third-party allocation, and the sale of assets.

Our basic policy is to concentrate management resources on the air transportation business, our core business, and thereby raise the return on assets employed. In line with this, we actively sold off fixed assets such as our office building in London and our hangars at Haneda Airport, and holdings of shares in affiliated companies such as the Hotel Nikko Saipan and AGP Corporation. As a result of these measures we posted asset sales in FY2007 totaling over ¥80 billion, which was a record high.

In addition, in order both to improve our financial position and undertake capital investment to enhance our competitiveness we issued preferred stock by means of a third-party allocation, boosting our capital by ¥153.5 billion. We also made steady progress in reducing the Group's interest-bearing debt. By the end of FY2007 we reduced the balance of bonds and borrowings outstanding to below the ¥1 trillion level, to a year-end total of ¥919.6 billion, and the debt to equity ratio fell to 2.0, both indicating a considerable improvement in the Group's financial position.

The proceeds of the capital increase will be allocated to capital investment essential for ensuring that steady progress is made in implementing the New Medium-Term Revival Plan announced at the end of February this year. Specifically, the funds are earmarked for capital expenditure and IT investment directed at increasing the convenience, comfort, and safety of our customers, including by introducing new highly fuel-efficient aircraft such as Boeing 787s and 737-800s, enhancing the IT systems used on domestic routes, and installing next-generation maintenance systems. For our fleet this will mean that we will greatly accelerate the replacement of classic-type

Fleet Plan (Accelerating Downsizing)

International Routes


5%
8%
42%
44%
25%
32%
47%
Fuel-efficient aircraft
Small
Medium
Large
End of FY06
End of FY07
End of FY08 (Target)

Domestic Routes


61%
61%
61%
32%
25%
20%
30%
30%
30%
Fuel-efficient aircraft
Small
Medium
Large
End of FY06
End of FY07
End of FY08 (Target)

Large: 747-400, 747, 777-300
Medium: 787, 767, 777-200, A300-600
Small: MD90, MD81, MD87, 737, E170, other regional jet
Fuel-efficient aircraft: 777, 787, 737-800, E170
Percentages for fuel-efficient aircraft do not include propeller-driven planes.

Reduction in Interest-bearing Debt


(Billions of yen)
Steady Reduction
2,000.0
1,500.0
1,000.0
500.0
0.0
1,698.7
265.5
1,600.9
323.7
1,353.0
244.0
FY06
FY07
FY08E (Target)
Corporate Bonds/Debt Loans
Lease Obligations
Unrecognized Obligations

Boeing 747, which have long been our mainstay aircraft, with highly economical Boeing 777s and small and medium-sized planes such as Boeing 787s and 737-800s.

Additionally, to further improve our service offering we will step up our Premium Strategy, for example, expanding the introduction of the JAL Premium Economy service on international routes, the JAL First Class service on domestic routes, and further revamping our airport lounges.

We will step up implementation of the aircraft downsizing, our Premium Strategy, and other measures under the New Medium-Term Revival Plan. These initiatives should ensure steady growth from FY2010 onwards.

At the end of February this year you announced the FY2008-2010 Medium-Term Revival Plan as an extension of your previous revival plan. What are the key points of the new plan?

Our previous plan was premised on the increase in the numbers of takeoff and landing slots in the Tokyo area, namely at Haneda and Narita airports, scheduled for 2010, seizing the business opportunity presented by that to build a business structure generating a steady flow of profits that would assure the Group of sustained growth. Specific measures included the ongoing downsizing of aircraft in our fleet, and the implementation of our Premium Strategy, and indeed they produced the desired results in FY2007. This has given us the confidence to follow the same basic direction under the New Medium-Term Revival Plan. However, the current business environment for the JAL Group is becoming increasingly harsh against the backdrop of the record-high cost of aviation fuel, slacking demand due to the downturn in the global economy resulting from the U.S. subprime loan crisis, and growing competition from new airline companies both at home and abroad, as well as from the Shinkansen within Japan. Given these circumstances, to enable us to realize our carefully planned profit levels, we must improve our risk management and our ability to translate targets into reality. For that reason we formulated the New Medium-Term Revival Plan to deepen and broaden the measures in the previous plan and to supplement it with new priority measures such as the reform of the Group's cost structure.

What are the specific features of the New Medium-Term Revival Plan?

One of the core measures carried forward from the previous revival plan is the active introduction of smaller, more fuel-efficient aircraft. By switching to highly fuel-efficient smaller aircraft such as the Boeing

777, 737-800, and 787 we will reduce the proportion of large-sized aircraft used on international routes substantially from 52% at the end of FY2007 to 38% by the end of FY2010, and the ratio of more fuel-efficient models is projected to increase sharply to somewhere in the 40-50% range on both international and domestic routes. This autumn the Group's domestic carrier J-Air Co., Ltd. will become the first Japanese airline to introduce the Embraer 170, a state-of-the-art regional jet, and the company plans to develop a high-frequency schedule using such small aircraft.

The second important measure continued from the previous plan is the building of an efficient JAL Group operating structure through the optimal use of Group airlines. Ahead of our rivals, we have established a number of Group subsidiary airlines, such as JALways, JAL Express, and J-Air, whose operating costs are lower relative to those of JAL itself, giving the JAL Group a major advantage. The operating costs of these Group airlines are around 90% of JAL's costs, but nevertheless they offer the same level of service. In the future we intend to maintain the Group's service network while at the same time improving profitability by further increasing the percentage of JAL Group flights operated by these lower overheads subsidiary airlines. That will enable the JAL Group to effectively resist competition from competitors such as overseas airlines, newly established Japanese airlines, and the Shinkansen, and enable us to take full advantage of opportunities presented by the expansion of Haneda and Narita airports. Specifically, JALways, which has mainly operated international routes catering to tourism demand, will start operating business flights on routes in Asia, while JAL Express will commence international flights, mainly to Asian destinations, particularly China. In these ways, the Group aims to strategically plan its operations to most efficiently meet demand, adapting flexibly to the scale and particular features of each target market.

In domestic operations, we intend to expand the operations of JAL Express, which operates small-size aircraft, and J-Air, which will operate the new Embraer regional jet, on a nationwide scale in a way tailored to meet demand on each individual route. In addition, we will use Group airlines such as Hokkaido Air System Co., Ltd., Japan Air Commuter Co., Ltd., and Japan Transocean Air Co., Ltd. to serve routes from their respective regional bases.

An additional priority measure that we will be undertaking consists of a radical rethinking of the entire Group's cost structure, in which we will effect far-reaching changes that extend to business design and operating processes in such spheres as fuel, procurement and logistics, maintenance parts, and sales and distribution. In addition, amid the growing responsibility to society for the environment that companies must assume, in April 2008 JAL issued its "Sky Eco" declaration with a pledge to further strengthen and promote the measures it has long been implementing in the sphere of environmental issues.

The aviation industry reportedly is responsible for some 2% of global emissions of carbon dioxide, and as a member of that industry we consider environmental conservation to be an important management issue. Accordingly, to bring ourselves into harmony with the global environment we will be taking a variety of steps to reduce the environmental footprint of our operations, including cleaning aircraft engines more frequently, reducing the weight of on-board items, and employing environmentally-conscious operating methods, including

Roadmap of the New Medium Term Revival Plan



Rebuilding the Business Foundations
Stable Growth
Being a global player bridging the world with safety, security and quality as our top priorities
FY2008–2010
New Medium Term Revival Plan
Greatly expanded with additional measures
FY2007–2010
Current Medium Term Revival Plan
Third-party Share Allotment
March 2010
Extension of second runway at Narita
200,000 slots/year → 220,000 slots/year
October 2010
New 4th runway at Haneda Airport begins operations
296,000 slots/year → 407,000 slots/year
Of them, 30,000 slots are allocated for International Flights
FY2007–2010
Current Medium Term Revival Plan
Global Equity Offering
2008
Beijing Olympics
FY2006
FY2007
FY2008
FY2009
FY2010
FY2011 and onward
New Medium Term Revival Plan

as regards aircraft speeds and altitudes to ultimately increase our fuel efficiency and consequently help us in reducing our total CO_2 emissions.

Another of our recent initiatives is our Human Resources Strategy, which comprises measures to increase staff productivity and, in particular, to nurture the staff members who will be the JAL's next generation of leaders. I myself make a point of attending training sessions for middle management both from the parent company and subsidiary companies, and steady progress is being made in rejuvenating the Group in terms of staff in managerial posts, such as at overseas branch managers.

Finally, the principle of always putting utmost priority on aviation safety is at the core of our current medium-term management plan, as it was of our previous plans. This will always remain the central principle of the JAL Group, as it is the very bedrock of an airline's existence. In April 2006 the JAL Group's Corporate Safety Division was set up to tackle this issue head-on. Through the efforts of the Division's staff since then, we have raised the level of safety awareness of each and every one of our employees, and have made progress in refining such systems as our whistle blowing system. We have seen a steady decline in incidences related to safety including human error, but as there are no numerical targets for aviation safety, we will continue working constantly to realize a steady improvement in the Group's flight safety and thereby live up to the public's trust and expectations of us.

We will overcome fierce competition by raising the fundamental quality of every flight and offering high-value-added products and services.

What are you doing to address the risk of a decline in demand on international routes as a result of economic problems sparked by the subprime loan crisis and increasingly stiff competition on domestic routes from new entrant airlines and the Shinkansen?

At the moment there is considerable concern about a possible slowdown in global economic activity as a result of turmoil in the financial and capital markets and high prices of crude oil, cereals, and other resources. Within Japan, too, a number of indicators are pointing to the risk of an economic downturn. Demand for travel from Japan for tourism is somewhat soft, but business demand remains firm, particularly on routes to the Americas and Southeast Asia. On U.S. routes, we will gradually introduce the comparatively smaller, more fuel efficient Boeing 777-300ER, starting this year with the New York route in August, and the San Francisco route in September. At the same time, we will introduce new First Class and Business Class seats to these aircraft which will improve our fleet competitiveness. These measures should improve profitability by ensuring higher passenger load factors and it could also help minimize the risk of a downturn in demand.

On domestic routes, in addition to the importance of the on-time performance of aircraft, our ability to deal with business demand in particular also depends on how well we can make the in-flight space and experience enjoyable for our customers. In this respect, an important role in improving our competitiveness is played by the Group's Premium Strategy, which is aimed at raising the basic quality of JAL flights and differentiating the Group's services from those of our competitors. We became the first Japanese airline to offer a First Class service on domestic routes, starting in December 2007 on the Haneda-Itami route, and followed in April 2008 on the Haneda-Fukuoka route. These services have proved very popular with customers, as shown by a load factor of over 80% for flights on both routes, exceeding our initial expectations. In June of this year we introduced the First Class service on the Haneda-Sapporo route and we intend to expand our First Class service to more flights on all of these routes. We are planning to offer First Class service on all flights on the Haneda-Itami route from July 2008 and on all flights on the Haneda-Fukuoka route from September 2009.

Meanwhile, Class J service, our domestic business class, which has been popular since its launch, continues to perform well, achieving a load factor of over 80% in fiscal 2007. We are confident that offering high-value-added products and services of this kind will enable us to enhance our competitiveness still further.

Regarding our relationship with the Shinkansen, the competitive aspect is only part of the story. There appears to be plenty of room for these two very different passenger transportation modes to coexist, with each having the upper hand in certain distance categories. Travel by train will always be more convenient for most people over relatively short distances, but even on the Tokyo-Osaka route there are some customers who prefer the shorter travel time and luxury offered by air travel. Once the distance goes beyond a certain point, airline travel is easily the preferred choice, as the difference in travel time required



becomes a decisive factor. We will be stepping up the switch to smaller aircraft types from now on. The Group will be devoting efforts to creating a finely tuned service network that meets the exacting needs of all customers, and optimizes the use of Group companies which operate smaller planes.

The price of Singapore Kerosene has recently reached historic highs, so a sharp increase in fuel costs in FY2008 seems unavoidable. How do you intend to counter this?

As I have said, we are addressing the sharp increases in the cost of fuel by stepping up the switch to more fuel efficient, primarily medium and small-size aircraft; and by reducing fuel consumption through a variety of measures, such as cleaning aircraft engines more frequently, reducing the weight of items loaded on-board aircraft, and optimum flight operations and routing. We have also been conducting a flexible fuel hedging policy, given that the yen's current exchange rate has appreciated over the $1/¥110 level that we envisaged when drafting the New Medium-Term Revival Plan, we can look forward to a certain reduction in costs. We have also brought forward the time frame for our cost structure reform plan, which had originally been scheduled for implementation from fiscal 2009, and we now plan to put into effect those aspects of the plan that are feasible from the second half of fiscal 2008. In this way, we are implementing a variety of parallel cost-cutting initiatives.

Nevertheless, the fact that the price of aviation fuel is currently well above our initial estimate of US$110 a barrel means that the situation is beyond our ability to cope with through our own efforts alone. We therefore have no choice but to pass on some of the extra costs to our customers in the form of a fuel surcharge. On behalf of the JAL Group I would like to express my sincere regret for this, and hope that our customers will understand our position and continue to give us their support.

Surging Kerosene Prices



(US$/barrel)
180
160
140
120
100
80
60
166.4
69.7
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May Jun. Jul.
2007
2008

Source: United States Department of Energy



As an airline based in the fast-growing Asia market, JAL is positioned to overcome increasingly fierce competition.

How do you plan to take advantage of the increase in the number of slots at Haneda and Narita scheduled for 2010?

The upcoming increase in the number of available slots at Haneda and Narita will create a major business opportunity for the JAL Group. Haneda Airport is close to and highly convenient for the center of Tokyo, so it is ideally positioned as a departure point for short-haul international routes such as those to China, Korea, and Taiwan, including day-return business trips. The increased number of slots at Haneda is certain to cause demand to rise across the board, so it will have a hugely beneficial impact for us. We will naturally take this opportunity both to increase the number of flights on existing routes and to inaugurate services to new destinations, enabling us to provide the improved customer convenience that is expected of us.

On Japan domestic routes our aircraft using Haneda have an average of more than 300 seats, which is more than twice the number of seats on planes used on domestic routes within the United States and European countries. We have had to rely far more on using large-sized aircraft with a large seating capacity, such as the Boeing 747, on domestic routes in order to make the most of the limited number of slots available at Haneda. This factor has increased operating costs and impeded our ability to enhance customer convenience by building a network with greater flight frequency.

Starting in 2010, however, all this will change, with the planned extensive increase in landing and take-off slots at Haneda. We will be moving to a new policy in which we operate a fleet of small and medium-sized planes with more flight frequency than at present, and this will enable us to offer an air travel service network that is more convenient for passengers, in particular business passengers.

Finally, could you outline your vision for the JAL Group's business from 2010, the final year of the New Medium-Term Revival Plan?

When considering the future of the JAL Group, the subject of the decline in Japan's population is of great importance, and how we should cope with its effects on our business. At the same time, Japan is situated in Asia, which has been achieving robust growth in recent years. This is clearly a positive factor for the JAL Group.

The economic development of Asian countries is giving rise to substantial demand for travel to Japan from those countries and territories. For instance, in 2007 the number of visitors from Korea to Japan, which exceeded 2.6 million, topped for the first time the number of visitors from Japan to Korea, which exceeded 2.2 million.

The number of visitors from Taiwan reached 1.3 million, outnumbering Japanese visitors to Taiwan for the first time since 2003. The number of visitors to Japan from China is still much lower than the movement in the opposite direction, owing to visa restrictions. However, as visa issuance requirements are due to be eased soon, passenger arrivals from China can be expected to increase sharply in the future.

In addition, there are many other countries and territories in Asia that have large populations and economies that are expected to grow strongly, for example India, Vietnam, Thailand, Malaysia, Indonesia, and Singapore. Historical experience indicates that once the per capita GDP of countries of this kind passes a certain level as a result of dramatic economic growth, there is a tendency for there to be a sudden burgeoning of the overseas travel market. In view of this, there is expected to be ongoing growth in the number of visitors to Japan from Asian countries. Up to now, the principal flow of visitors has been from Japan to other Asian countries, but the tide will soon be turning the other way. What this means is that the JAL Group must internationalize its air transportation services far more, making further progress in creating a structure that befits a global carrier that serves not only Japanese customers, but also customers from all over the world, in particular Asia.


CHINA
3,977
942
2,235
2,600
SOUTH KOREA
JAPAN
1,166
1,385
TAIWAN

2007: Increasing foreign travelers from Asia
(thous. passengers)



The business successes of low-cost air carriers have been making news in recent years, but the JAL Group has no intention of moving into this business field in the future. By their very nature, low-cost carriers are limited with regard to basic aspects of quality such as safety and punctuality, and of course also as to aspects such as the degree of comfort in cabins and the standard of in-flight service. I consider the very basis of the JAL Group's strategy to be a total dedication to safety and security, the assurance of punctuality, ongoing implementation of the Premium Strategy, and the provision to customers of more attractive and comfortable air travel. This will also contribute to the harmonious development of society, and help enable us to fulfill our responsibilities to society as a corporate citizen.

Special Feature

The JAL Group's Dynamism and "Can-Do" Spirit

In the current climate of dramatic change in the business environment, owing to factors such as soaring fuel costs and the decline in the number of airline passengers triggered by the subprime mortgage loan problem, it is incumbent upon airline operators to respond more quickly and take appropriate action. What can we ourselves do to enhance fuel efficiency? And what can we do to help prevent global warming?

Inspired by the sense of mission that each of them possesses, within the JAL Group all individual employees are together deploying their collective strength relentlessly to implement a variety of measures in each and every workplace. Here, we take a look at the JAL Group's dynamism and ability to get things done through reportage that includes comments by some of the people involved.

Part 1 :

Utmost Efforts to Counter High Fuel Prices p10

In an airline industry being stifled by soaring fuel costs, this is a report from the front line on the JAL Group's collective implementation of measures to economize on fuel and minimize their impact.

- Leveraging the JAL Group's know-how to reduce fuel consumption
- Revising routes and number of flights

Part 2 :

The JAL "Sky Eco" Project p13

In 2008 the JAL Group has embarked on new environmental initiatives based on the fundamental philosophy of "We can do it, because we are the ones who ply the skies." Here we introduce some of our environment-related activities.

- JAL – the environmentally-aware airline

Leveraging the JAL Group's know-how to reduce fuel consumption

Aviation ranks among the industries that are most directly impacted by the steep increase in the price of fuel. Fuel costs account for a very high proportion of the costs of the aviation business, and a sharp rise in the price of aviation fuel puts direct pressure on the profits of airline operators. But airlines should not simply pass on the burden to their customers through fuel surcharges. It is incumbent on them to make whatever fuel economies they can, so as to minimize the impact of the price increase. With this in mind, all JAL Group employees are leveraging their know-how and focusing their energies on reducing fuel consumption and implementing a diverse range of measures in every workplace.

Making every effort to advance weight saving

To reduce fuel consumption, the reduction of aircraft weight is of primary importance. For example, we estimate that lightening the weight of a single Boeing 777 by 500 kilograms can enable a saving in fuel costs of ¥20,000 per kilogram, signifying a reduction in fuel costs of ¥10 million per annum. In fact, even before the onset of the current sharp climb in the price of fuel, JAL had been giving maximum priority to replacing its aircraft with primarily small and medium-size, more fuel efficient models. Since FY2006, these measures have been supplemented by full-scale efforts to reduce the weight of items in cabins and elsewhere on board our aircraft.



Jun Meguro
Product & Service Planning Department

On long-haul international routes, aircraft can carry as many as 60 or 70 meal carts. At JAL, since July 2006 we have been progressively introducing Atlas meal carts, which are 15kg lighter than existing types. This task has been complicated by the need to modify aircraft to allow the stowing of such carts, but our goal is to increase the proportion of aircraft on international routes that carry the newer type carts from 14% in FY2007 to 38% in FY2008, and then to 80% by the end of FY2010, the final year of our New Medium-Term Revival Plan. Jun Meguro, manager of the Product & Services Planning Department, which is handling the weight reduction of on-board items, says: "We are also studying the introduction of even lighter carts made of materials such as carbon composites."

This effort does not only apply to meal carts. The Product & Services Planning Department is researching the feasibility of reducing the weight of everything carried on board, and nothing is regarded as sacred. The weight of each item of cutlery has been reduced by 2g by redesigning them, for example by hollowing out the handles. Japanese-style tableware in First Class has been reduced in weight by around 20% through the introduction of unique lightweight porcelain, glass whisky bottles have been replaced by PET bottles, and the number of pages in in-flight magazines has been cut.

Ongoing efforts such as these are being taken to shave off every single gram of weight possible from on-board items. Twice during FY2007, every on-board item used in a single aircraft was laid out in a gymnasium and scrutinized one by one to see whether the on-board quantity could be reduced, carefully examining their record of use with cabin crews. Michiro Kurisaka, another manager in the department, states that "If there are multiple places for stowing any kind of on-board item, it could be possible to find the item in another place even if it is out of stock in one location. That imposes an extra burden on the cabin crew, but it can be overcome through cooperation." There's no doubt that weight-reduction is making progress through collective efforts within JAL.



A lightweight cabin cart



All in-flight goods are measured for weight at a Company gymnasium



Michiro Kurisaka
Product & Service Planning Department

Engine cleaning by collecting sophisticated technologies

Cleaning an aircraft's engines can reduce its fuel consumption by 0.8–1%. Air is sucked in through the front of the engine and compressed as it passes through the engine's internal compressor. Jet fuel is then combined with the compressed air and ignited to create the propulsive force for the aircraft. The internal compressor of the CF6 engine used on a Boeing 747-400 aircraft comprises a row of 14 blades all precisely arranged to maximize the propulsive efficiency of the engine. As a result, if even a small amount of dirt covers the surface of these blades, the overall effectiveness of the compressor is reduced, resulting in more fuel being needed to produce the required propulsive power.

By regularly cleaning engines, we can avoid this, and thus can ensure that their fuel efficiency is maximized. The higher an engine's performance, the greater impact cleaning will have on it. JAL aims to clean each of its aircraft engines two to four times per year. In FY2007, we cleaned 449 aircraft engines and in FY2008, we plan to clean a total of 712 engines.



Cleaning operations on a Boeing 747-400 engine



Tsuyoshi Nakano
System Engineering Section, Aircraft Maintenance Business Division, Haneda Engineering & Maintenance

Tsuyoshi Nakano, manager of the System Engineering Section, Aircraft Maintenance Business Division, Haneda Engineering & Maintenance Division, insists that: "Engine cleaning may make people think of simply using water on them, but nothing could be further from the truth. It is a highly sophisticated maintenance operation." Cleaning an engine takes four people three hours to accomplish, and necessitates a complex range of operations, including the positioning of maintenance engineers in the cockpit, the operation of especially-made engine cleaning software, and the safe idling of the engine. It is also necessary to dismantle the conduits leading to the electronic engine control equipment, and scrupulous care is needed to ensure that they do not come into contact with the compressor blades. All of this is why engine cleaning is classed as an operation that can be undertaken only by the highest-grade maintenance engineers with specialized knowledge and experience in the field of aircraft structure. Effort and skill is devoted not so much to the cleaning itself as to these preparatory procedures.

"We give monthly feedback to the maintenance engineers as to the number of engines that have been cleaned that month and the amount of fuel-saving they have made possible. The staff are highly motivated. We have been undertaking this without the need to increase the number of personnel," says Tamako Kuba, Maintenance Corporate Planning & Administration, Engineering & Maintenance Division.

Another important aspect of engine cleaning is that there must be no leakage of waste water. "The waste water from engine cleaning is the color of milk coffee. It contains a large quantity of heavy metals," says Nakano. To ensure that not even of drop of waste water emerging from the rear of an engine escapes, JAL has developed special waste water collection equipment. To save fuel, maximum advantage is taken of the know-how of the staff in the front line, and the Group's technological capabilities.



Tamako Kuba
Maintenance Corporate Planning & Administration, Engineering & Maintenance

Challenge to "tailored arrival"

There are two flight operations-related activities that will also prove decisive in saving fuel: "tailored arrival," and "User Preferred Route (UPR)." When an aircraft conducts a "tailored arrival," it gradually descends like a glider, rather than flying a series of level segments. Less thrust is required for this kind of descent, and this combined with the resulting optimized flight path leads to an overall reduction in an aircraft's fuel consumption.

In San Francisco, where tailored arrival has been put into practice, this landing procedure has resulted in substantial fuel savings. JAL Boeing 747-400s operating to this airport have managed to save approximately 4,000-5,000 pounds of fuel on each landing, equivalent to the amount of fuel required for a one-way flight by Boeing 737-400 between Osaka and Sendai in Japan. That means fuel savings of ¥50–70 million per year.

A User Preferred Route (UPR) is a unique flight path for each aircraft which, instead of following the conventional approach of flying along predetermined aviation routes, allows the aircraft, depending upon the prevailing conditions at the time, to fly along what is judged by the airline to be the most efficient routes. This also contributes to an overall reduction in an aircraft's fuel consumption.

However, tailored arrivals and User Preferred Route (UPR), can only been conducted by airlines at airports and on routes that have been approved by the relevant authorities and countries. Air traffic control authorities must have the appropriate systems and procedures in place to allocate in advance the landing order to approaching aircraft before they begin to descend, which at present are only available in the United States. Even within the United States, it is only at San Francisco airport that tailored arrivals have actually been put into practice. "However, the number of airports able to implement tailored arrivals is sure to increase in the future, and when that happens there can be no doubt that JAL, with its advanced aviation technologies, will take advantage of the chance to further reduce its fuel consumption," says Yasunobu Funai, manager of the Route Planning, Flight Operations Division.



Yasunobu Funai
Route Planning, Flight Operations

Leveraging the JAL Group's know-how to reduce fuel consumption


The use of the tailored arrival landing method helps realize a smooth, glider-like approach

A trial of UPR began in August on one of JAL's major routes: between Japan and Hawaii. If the results of the trial convince the aviation authorities that there are no difficulties, UPR will be applied on this route. This will mean an annual saving of approximately 1.93 million liters of fuel, equivalent to 9,600 drum cans. In cost terms, the saving will be approximately ¥180 million. "Even if the switch to UPR is expected to be approved on only a limited number of routes in the near future, the fact that it will have such a big impact on the fuel efficiency of our aircraft means that JAL must definitely take full advantage of it," says Funai.

Apart from the measures described so far, JAL is implementing a wide variety of other methods to reduce fuel consumption. For the onboard air-conditioning and lighting while the aircraft is on the ground, we are switching from the aircraft's own auxiliary power units (APU) to ground-based power units (GPU) which consume less energy. To reduce weight, we are now more accurately measuring the amount of fuel loaded onboard aircraft required for safe flight operations. We have been studying ways of positioning cargo in aircraft so as to move the center of gravity rearwards to increase operational efficiency. The average weight of cargo containers has been reduced by 26kg a unit by changing the materials from aluminum to glass fiber.

These fuel-related activities are designed not only to curb as much as possible the cost increase resulting from the unprecedented increases in the price of fuel, but equally are helping us to reduce our environmental footprint, in terms of the carbon dioxide emissions generated through the burning of jet fuel and make our handling procedure more efficient. With this in mind, our company will make a significant contribution to the search for a viable, sustainable, second-generation biofuel for commercial use by the aviation industry by conducting a demonstration flight towards the end of this fiscal year.

The JAL Group's fuel costs for air transportation totaled ¥244.8 billion in the accounts for FY2003, were ¥412.7 billion in FY2007, and are currently forecast to reach ¥510 billion in FY2008. As the sharp rises in the cost of fuel are expected to persist, we will continue to harness the collective expertise of all our employees and the know-how they accumulate in day-to-day operations to our efforts to reduce fuel consumption.

Revising routes and number of flights

As part of its measures to deal with the high price of jet fuel, the JAL Group has decided to effectively revise its plans for both routes and the number of flights on each route with respect to its international and domestic passenger operations and its international cargo operations, with effect from the second half of the fiscal 2008 business term. Further revisions to the plans will be made as necessary, depending on future developments in demand and fuel market prices, to ensure adequate operational profitability and increase competitiveness in preparation for the scheduled expansion of takeoff and landing slots at Narita and Haneda airports in fiscal 2010.

At the JAL Group, since the latter half of fiscal 2005 we have been shifting the focus of our management resources from low-profit routes to those with high profit and high growth. However, the revisions now being planned to our routes and to the number of flights goes well beyond the scale of these previous changes: in fact, it will constitute the most extensive reorganization of operations in the history of Japan Airlines Corporation. Currently, the JAL Group is having to bear an extremely large increase in expenses as a result of the high price of fuel, and the management is very much aware of the pressing need to realize a structural solution to this problem through the reorganization of the Group's network and routes, as well as the number of flights on individual routes. It is expected that the planned revisions will not only favorably impact variable costs, but will also help to reduce fixed costs such as indirect costs borne by the Group's administrative divisions and our sales offices. We estimate the revisions will produce an annual improvement in profit of about ¥12 billion. Details of the plan are provided below.

International Passenger Operations

While terminating certain unprofitable routes on the one hand, we will also be expanding our route network in Asia, where growth is continuing at a vigorous pace. Operations on five routes will be terminated, while the number of flights will be increased on five routes and the aircraft used on another five routes will be replaced with smaller models. Moreover, to further promote the Premium Strategy that we announced in our start-of-term business plan, we plan to introduce the JAL Shell Flat Seat on the Sydney and Jakarta routes, and the Premium Economy Class service on our flights to Moscow and Amsterdam.

Domestic Passenger Operations

We will be effecting various revisions to our operations on routes where we have been unable to realize adequate earnings on a steady basis, including the complete termination of operation on 12 routes. We plan to commence operations on one new route, increase the number of flights on 6 routes, and reduce the number on 4 routes. Regarding aircraft models, in line with our plans announced at the start of the present business year, we will be phasing out the use of MD81s, replacing them with Boeing 737-800s and Embraer 170s as part of our policy of aircraft downsizing to more efficiently match the level of demand on certain routes. In addition, in the second half of the current term we will be introducing more new Boeing 777-200s equipped with first-class seats, which will help us effectively develop our Premium Strategy.

Cargo and Mail

In response to the high price of jet fuel and the impact of the U.S. economic slowdown, we plan to revise our cargo operations network mainly on trans-Pacific routes, whose earnings have been deteriorating. We will promote decommissioning of conventional Boeing 747 freighters.

The JAL Group intends to take a flexible stance with regard to these operational revisions, taking into account future developments in demand and fuel prices.

Additionally, under our New Medium-Term Revival Plan, we are steadily replacing older aircraft with smaller, more fuel-efficient ones. This should ensure higher aircraft operational efficiency and improved profitability.

Delays in delivery of Boeing 787s

Regarding delays in the delivery of our Boeing 787 fleet, we had originally planned a phased introduction starting in fiscal 2009, and thus there will be no effect on fiscal 2008 performance. From fiscal 2009, when the first plane commences operation, we can minimize the impact of the delay in delivery of the Boeing 787 models through such measures as postponing retirement of certain existing planes and acquiring alternative aircraft.

JAL – the environmentally-aware airline

Because the JAL Group is engaged in the airline business, its operations inevitably impose a number of burdens on the Earth's natural environment, notably in the form of CO_2 emissions. For that reason, the Group considers environmental preservation to be one of its corporate missions, and endeavors to fulfill that mission in a variety of ways. In addition, to help meet the demands and expectations of society with regard to the environment, on April 1, 2008, we set up our Global Environment Committee. We also inaugurated the "Sky Eco" project, making maximum use of our network, vigorously undertaking environment preservation activities of a kind that only an airline operator can implement, including the conduct of atmospheric observations from aircraft, the detection of forest wildfire(s) in areas such as Siberia, and the bringing of biofuels into use. As Captain Kazuya Matsuda of the Flight Operations Division puts it, "Airliners fly day and night, gazing down at the world." JAL is currently the only airline in the world that engages in such a variety of environment-oriented activities.



Captain Kazuya Matsuda

Atmospheric Observations from Aircraft

The JAL Group has long been assisting efforts to understand the causes of global warming. Since 1993 we have been gathering air samples on regular flights on routes between Japan and Australia, and supplying them to research institutions to measure the density of greenhouse gases such as CO_2, methane, and carbon monoxide. In 2003, Japan's National Institute for Environmental Studies organized a project involving industry-academia-government collaboration, and atmospheric observations with continuous CO_2-measuring equipment began in 2005. This epoch-making measuring equipment enables samples gathered in flight to be analyzed and recorded immediately.



Continuous CO_2-measuring equipment

Since passenger aircraft are designed in a way that gives maximum priority to safety, the fitting of equipment unrelated to aviation was subject to rigorous safety inspection and clearance by the Japanese Civil Aviation Bureau. According to Hajime Ikeda in the maintenance division, who currently handles the measuring activity, "JAL has been involved since the equipment-development stage, developing a device about the size of a piggy bag and weighing around 20kg. It has been approved by the U.S. Federal Aviation Administration and the Japanese Ministry of Land, Infrastructure, Transport and Tourism."

The collection of air samples by JAL airliners is not conducted only between Australia and Japan. The number of routes has been increased steadily, and collection now takes place almost worldwide, with the exception of Africa and parts of South America.

Forest Wildfire(s) Reporting by Pilots

There have been frequent outbreaks of large-scale forest fires in northerly forested areas such as Siberia and Alaska in recent years, endangering forested areas that should be absorbing CO_2, and causing the woodlands to release carbon that they have accumulated over many years. A major problem is that in addition to the release of CO_2 during combustion, permafrost may be thawed, giving rise to the danger that large volumes of methane – a much more serious cause of global warming – will be released into the atmosphere.

To minimize the impact of wildfires it is essential that the fires be detected while they are still small in scale, projections of their course made, and effective fire-fighting activity conducted. In response to requests made by Hokkaido University and the Japan Aerospace Exploration Agency (JAXA) and other research institutions, the JAL Group has been cooperating in wildfire-reporting activity since 2003. Observations by pilots have been helping to enhance the accuracy of fire detection.

Boeing 747-400 captain Hideki Kudo, who participates in the reporting activity, confesses "When I see a fire it gives rise to strong feelings inside me of wanting to protect the natural abundance that surrounds it and to prevent the destruction of an important part of the Earth's environment. If only I could, I'd love to go there and join the firefighting activity."

Since 2007 the areas of aerial observation have been widened from Siberia to encompass Alaska and Kalimantan in Indonesia. In that year a total of 172 sightings were reported: the highest to date.



A forest wildfire(s) observed from an aircraft cockpit



A computer display in plane cockpit where the detection of a fire is input



Captain Hideki Kudo

JAL – the environmentally-aware airline

"Soraiku" Environment Education Courses by Captains

"Soraiku" is the name of the environment education courses begun in September 2007 that are taught by JAL Group captains who go out into the community. Designed primarily for elementary-school children, the courses teach children about the state of the Earth as seen from the sky and the JAL Group's environmental-preservation efforts. They were held 11 times during FY2007.

Mitsuo Yamada, a Boeing 767 captain who has taught the courses, says: "The important thing is to convey what we see from the sky and actually feel. When flying through the skies of Asia I see expanses of desertified land stretching away into the distance, and I get a real feeling of the seriousness of the environmental problems affecting the Earth. I want to pass on a beautiful Earth to future generations, and what I tell people about is what I see of the changes in the global environment, which sets me thinking about what should be done to ensure that that is what we do pass on to them."

Precisely because the lecturers' job is to fly through the skies, they convey to other people — to children — the real feelings they experience about the state of the Earth and the issues involved. Bequeathing a beautiful world and sky to future generations will remain a challenge for the JAL Group to address.



Captain Mitsuo Yamada



Picture of a course session underway

Operating Biofuel Flights

In June 2008 JAL agreed, jointly with Boeing and Pratt & Whitney, to make a 2nd generation biofuel demonstration flight (JAL Biofuel Flight) using biofuel from non-food crops, its purpose being to encourage the development of environmentally-conscious alternative fuels. We intend to make Asia's first biofuel flight before the end of FY2008.

The fuel tanks will be filled with a biofuel mix (a mixture of biofuel and conventional jet fuel) and, separately, conventional jet fuel, so that during the flight one of the four engines of a Boeing 747 uses biofuel, and the other three use normal jet fuel. So as not to impose an additional burden on the environment and human development, the biofuel to be used will be selected from among biofuels that are not made from food crops, so-called second-generation biofuels.

Efforts to Reduce CO_2 Emissions

The JAL "Sky Eco" project lays down the goal of reducing, by FY2010, emissions of carbon dioxide from its aircraft by 20% from the 1990 level per available ton-kilometer. The measures taken to achieve this CO_2 reduction goal include various endeavor for the reduction in fuel used, such as the improvement of fuel efficiency by the washing of aircraft engines, reduction in aircraft weight by such means as using lightweight tableware and cargo containers, and the selection of optimal flying altitudes and use of new "tailored arrival" landing methods, as referred to in Part I.

In FY2007, the new glass-fiber-based Twintex material was used for side-panels in conventional aluminum cargo containers, reducing the weight of each by 26kg. If 18 of these containers are loaded in the hold of a 747-400 there is a 720kg reduction of CO_2 on a flight from Tokyo to New York. We also intend to enhance fuel efficiency by means of fleet renewal.



Cargo plane after application of only one coat of paint, thereby cutting the plane's weight by 150kg

Operation of JAL Eco Jet

As a symbol of the JAL Group's commitment to the environment, since June 2008 the Group has been operating a "JAL Eco Jet" with its tail painted green. Through the JAL Eco Jet, we plan to raise people's awareness of the importance of the Earth's environment.


JAPAN AIRLINES
JAL

Boeing 777-200

Corporate Governance

The Corporate Safety Division and Customer Satisfaction (CS) Improvement Division, which both report directly to the President & CEO, have been established to ensure operational safety and meet the expectations of our customers. These two bodies oversee operations in the following 6 divisions – Flight Operations, Engineering & Maintenance, Cabin Attendants, Airport Operations, Cargo & Mail, and Passenger Sales & Marketing – as we aim to achieve efficient and competitive organizational operations.

CSR Committee

The CSR committee was established in April 2004 to oversee the CSR activities that are being vigorously pursued through close collaboration among all members of the JAL Group. The Committee is chaired by the President & CEO of JAL and its members consist of the directors responsible for all divisions of the Company. The Corporate Planning Office functions as the Committee's secretariat.

No full-time department related to CSR has been established: we have worked to spread awareness throughout the group that each individual department is responsible for CSR.

JAL Medium-Term Revival Plan Steering Committee

This committee is responsible for determining policy directions and concrete measures for the JAL Group Medium-Term Revival Plan, which is the most important issue facing the management of the JAL Group, as well as for monitoring the progress of the plan and overseeing its implementation.

Executive Committee

The Executive Committee, consisting of directors serving on a regular basis, was set up in April 2008 to undertake preliminary discussions on matters to be examined later by the Board of Directors, as well as to determine policy direction relating to important issues other than those brought up for discussion at other important committees and meetings. The Executive Committee also oversees internal control systems as stipulated in the Corporate Law.

The Corporate Culture Reform Committee

The Corporate Culture Reform Committee was set up in April 2008 to direct efforts within the JAL Group to reform its corporate culture in accordance with the recommendations from the external Safety Advisory Group and with the aim of creating a group in which all management members and employees think for themselves and take proactive steps to improve safety and provide service from the customer's perspective.

The Global Environment Committee

The Global Environment Committee, chaired by the President & CEO of JAL, was set up in April 2008 to take over responsibility from the Environmental Sub-committee (under the CSR Committee) for responding to society's demands for corporate action with regard to environmental issues.

Ensuring Safe Operations and Customer Satisfaction


General Shareholders' Meeting
Board of Corporate Auditors
Corporate Auditing Office
Board of Directors
Auditing Division
President & CEO
Corporate Safety Division
Customer Satisfaction Improvement Division
CSR Committee
Medium-Term Revival Plan Steering Committee
Executive Committee
Group Management Board
Safety Enhancement Task Force
Customer Satisfaction Improvement Committee
Corporate Culture Reform Committee
Corporate Compliance & Business Risk Management Committee
Alliance Steering Conference
Global Environment Committee
Flight Operations Division
Engineering & Maintenance Division
Cabin Attendants Division
Airport Operations Division
Cargo & Mail Division
Passenger Sales & Marketing Division

Internal Control Systems

Basic Principles

Through fair competition, the JAL Group fulfills the economic role of providing good products and services, for which it obtains reasonable profits by ensuring operational safety. The Group also makes contributions to society on a broad basis. On the basis of this corporate concept, Japan Airlines Corporation established its Basic Policy on Internal Control Systems in line with the rules laid down in the Corporate Law, in order to ensure the validity and effectiveness of operations, the accuracy of financial reports, and compliance with related laws and regulations.

In addition, a project team was set up in October 2006 to put in place and operate a system for the evaluation of the Group's internal controls on financial statements, as stipulated in the Financial Products and Exchange Law. This was followed in April 2008 by the establishment of the Auditing Division with the purpose of conducting continuous evaluations of the effectiveness of the Company's internal controls, as called for in the Corporate Law and the Financial Products and Exchange Law.

JAL Group Internal Control Systems



General Shareholders' Meeting
Board of Corporate Auditors
Audits
Corporate Auditing Office
Risk Management System
Board of Directors
Auditing Division
President & CEO
Executive Committee
Safety Enhancement Task Force
Corporate Compliance & Business Risk Management Committee
Medium-Term Revival Plan Steering Committee
Risk Management Task Force
Flight Safety Steering Committee
Business Risk Prevention Task Force
Information Security Task Force
Strategic Risk Task Force
Operational Risk
Business Risk
Strategic Risk
Head Office, Branch Office and Group Companies

Risk Management

Risk Management System

The Executive Committee is responsible for oversight of risk management for the entire JAL Group. Until April 2008, in consideration of the special characteristics of the business undertaken by our air transportation companies, risk management was divided into the following two broad categories:

(1) Risks associated with the air transportation business = Operational Risk

(2) General risks involved in the operation of a business enterprise, excluding those covered in (1) above = Business Risk

With effect from April 2008, however, in addition to the above-stated two risk categories, we have added a third, i.e.

(3) The risk of the occurrence of factors that may exert a significant adverse impact on the earnings structure of a business enterprise = Strategic Risk

The JAL Group takes preemptive measures against the occurrence of risks in each of these three categories via the three dedicated committees listed below, respectively.

- The Safety Enhancement Task Force (operational risk)
- The Corporate Compliance & Business Risk Management Committee (business risk)
- The JAL Medium-Term Revival Plan Steering Committee (strategic risk)

Information gathering related to operational risk and business risk and channels of reporting have been established and divided into standard and emergency situations, while precautionary measures and timely reporting systems have been set up for cases when incidents occur. Rules have also been laid down stipulating the responsibility of directors and executive officers in cases where emergency situations arise.

Information Security and Protection of Personal Data

■ Establishing the System and Structure

In addition to basic policies and rules common to the whole Group, the company has established a set of standards for information-security measures in compliance with ISO 17799. This protects JAL computer systems against data leaks and tampering, service outages and computer viruses.

Each department also conducts its own checks to ensure that relevant in-house procedures conform to these standards and reports its circumstances to an information-security subcommittee.

■ Employee Education and Development

As well as implementing e-learning-based training on information security and personal data protection for all JAL Group staff, the company promotes educational activities concerning data leaks as part of our risk management.

■ Acquisition of Privacy-Related Accreditation

JAL Group companies are actively engaged in activities aimed at acquiring various forms of accreditation, including the Privacy Mark, a Japanese certification granted to private enterprises that adopt sufficient measures to properly protect personal data, and the Information Security Management System (ISMS) standard. As of May 2008, staff placement agency JAL Business Co., Ltd. and cargo and logistics enterprise JAL Logistics Inc. have been awarded the Privacy Mark, and also Credit card enterprise JALCard, Inc., has been awarded the ISMS.

Audits

Responsibilities of Corporate Auditors

Each year, the corporate auditors attend important meetings with the JAL Board of Directors. In addition, along with the staff of the Corporate Auditors' Bureau they audit approximately 70 corporate departments, operational branch offices, and group companies, and report the results to the President & CEO.

The corporate auditors also strive to ensure the free and effective exchange of information with the Auditing Division and the Accounting Auditor (an external auditing company), and hold meetings with the full-time corporate auditors of JAL's subsidiaries three times each year to share information so as to ensure that their auditing work is fully effective.

Internal Audits

Internal audits are carried out to continuously evaluate the functioning of the Company's internal controls by assessing the effectiveness and efficiency of administrative procedures, the reliability of financial reporting, legal compliance, and the integrity of the Company's asset rights.

Compliance

At the JAL Group, we view compliance as an important function of the internal-control system, and we also position compliance as a fundamental element of CSR. The Group interprets compliance to mean not merely adherence to laws and ordinances but also conformity with internal rules, social norms and agreements decided in contract (or amongst ourselves). Through compliance, we respond to the requests and demands of society as a whole, and thereby facilitate an increase in our corporate value.

The JAL Group Code of Conduct

The JAL Group has established a code of conduct entitled "Commitment to Society" so as to ensure the execution of its Corporate Policy. Part of this policy reads, "The Japan Airlines Group, as an overall air-transport enterprise, will act as a bridge to bring peoples, their cultures and their hearts closer together and thus contribute to world peace and prosperity."

In addition to all our employees fulfilling their responsibilities, we promise that we will constantly act as an organization that fulfills its responsibilities as a good corporate citizen.

Please see the JAL Group Code of Conduct at:
http://www.jal.com/en/corporate/action.html

Internal Whistle-Blowing

In April 2006, JAL established a system for internal whistle-blowing in line with the enforcement of the Whistleblower Protection Act. Up to March 2006, we had provided the Compliance-Related Advice Desk as a channel that Group employees could use to ask questions about compliance and seek advice. Those functions have now been taken over by the Group Hotline, which also functions as a channel for internal whistleblowing.

In December 2007 we also established procedures to be followed in the handling of information on compliance issues from parties outside the Group.

Under both systems, action is taken quickly upon receipt of such reports, while fully protecting the confidentiality of the party making the report.

In addition to the above, we have also set up separate telephone line to give advice, including legal advice, on matters relating to individual rights, sexual harassment, and other sensitive issues. In these ways, we ensure that Group employees are easily able to receive answers to questions and advice concerning such matters.

JAL Group Chosen by SRI Indexes

In recognition of its activities in the field of corporate social responsibility, as of March 2008 the JAL Group was included in both the Morningstar Japan Socially Responsible Investment (SRI) Index, managed by the Japanese investment trust evaluation institute Morningstar Japan K.K., and in the FTSE4Good, an SRI index managed by the FTSE Group of the United Kingdom.

International Passenger Operations

Progress was made during fiscal year 2007 in creating a highly profitable network through the restructuring of both routes and adjusting flight frequency. Thanks to aircraft downsizing, we were able to cut costs and raise the seat occupancy rate (passenger load factor). Against the backdrop of brisk business traveler demand, the passenger class mix improved and we managed to significantly increase passenger yield measured in terms of average revenue per passenger kilometer (RPK).



The JAL Suite, a new First Class seat offered on international flights

Actions and accomplishments during the term

Route operations

We conducted an extensive restructuring of our network in terms both of routes and flight frequency, with the aim of focusing our resources on high profit, high growth routes. Specifically, we increased the number of flights from Narita to New York and Paris (summer season) in response to strong business traveler demand, and on the Narita-Delhi route, which is growing fast. We also established a new route between Tokyo's Haneda Airport and Shanghai's Hongqiao Airport, which are close to their respective city centers, and increased flights to other Chinese destinations as well as to Vietnam and Russia (summer season). Among the various steps taken to improve customer convenience, we revised our schedule of flights to and from Narita to strengthen our network of connections between destinations in East Asia and those in Europe and the United States. In December 2007 we switched the airport we use in Moscow to Domodedevo International Airport, which has modern facilities and serves as excellent hub for both international flights and Russian domestic routes.

Marketing

We continued to downsize aircraft in our fleet, primarily replacing them with small and medium-sized aircraft. Of particular note was the boosting of operating efficiency through the introduction in May 2007 of Boeing 737-800s on international routes out of Osaka and Fukuoka. We also bolstered our cost-competitiveness still further by adding the Narita-Ho Chi Minh City route to the network operated by JALways, our lower overheads subsidiary.

Among various steps to improve service quality for business travelers as part of our Premium strategies, we unveiled completely refurbished First Class and Sakura lounges at Narita Airport in July. On board our flights, the JAL Premium Economy service, which provides extra space and comfort compared with our existing economy class, was introduced on the Tokyo-London route in December 2007. This service has proved very popular, and in February 2008 was also introduced to the Tokyo-Frankfurt route. In the sphere of marketing, we have been actively catering to the needs of our corporate clients based in Japan by further enhancing the JAL Corporate Flight Merit program, which provides privileges to companies for their overseas business trips. The number of companies enrolled in the program has now doubled to around 1,200 during the period.

As a result of our efforts to improve the efficiency of route operations, passenger capacity, in terms of available seat kilometers (ASK), declined by 4.4% from the previous year, but demand exceeded the previous year's level on routes to Southeast Asia, Korea, and China. Because of this, the fall in revenue passenger kilometers (RPK) was only 3.5%, and the passenger load factor improved by 0.7 points to 71.8%. In addition to a steady rise in business traveler demand and our gradual shift to more profitable routes, the revision of a fuel surcharge, among other factors, led to a sharp year-on-year increase of 7.8% in passenger yield, resulting in a 4.1% growth in revenues to ¥754.3 billion.

Future Development and Strategy

As part of the Group's Premium strategies, we will extend the popular JAL Premium Economy service to almost all flights out of Narita to Europe, such as Paris, Amsterdam, and Moscow, and flights from Osaka to London and Nagoya to Paris. In August 2008 we will introduce the smaller, more fuel-efficient Boeing 777-300ER aircraft on our Narita-New York route and in September on the Narita-San Francisco route. We will also install new seats for First Class and Business Class on these new-model planes, and introduce the JAL Premium Economy service for the first time on North American routes.

Although the Boeing 747 has been our mainstay aircraft for many years, we will operate only two classic-type Boeing 747 at the end of fiscal 2008 and we will be retiring these two by the end of September 2009. We will also be meeting our customers' requirements in the area of improved comfort and convenience by further refurbishing our lounges at Narita Airport.

As stated above, in fiscal 2008 we will continue implementing our policy of downsizing aircraft used mainly on North American routes. As a result, we project a 4.2% decline year-on-year in passenger capacity in terms of available seat kilometers (ASK). To stimulate tourist demand, we plan a significant increase in the number of charter flights. We are making particular use of Haneda Airport, which is close to the center of Tokyo and thus highly convenient for short-haul international flights. From April we started a service to Seoul (Inchon) with flights leaving on weekends, and from July will be following this up with flights to Hong Kong every day. We are also planning a increase in flights to Ulan Bator, Palau, Honolulu and other medium-haul tourist destinations, with a planned annual total of around 800 charter flights; a steep increase over the 280 or so flights last year.

Sales


(Billions of yen)
800
600
400
200
0
690.2
724.8
754.3
2006
2007
2008

Traffic Results


(Billions km)
(%)
100
80
60
40
20
0
74.0
73.0
72.0
71.0
70.0
69.0
97.1
67.4
87.9
62.5
84.1
60.4
2006
2007
2008
ASK (Left Scale)
RPK (Left Scale)
L/F (Right Scale)

Growth Rate of Yield


(2006=100)
130
120
110
100
90
113.1
122.0
2006
2007
2008

Change in the Number of Passengers by Class


(2006=100)
120
110
100
90
112.6
105.5
95.7
95.3
2006
2007
2008
F-class Passenger+C-class Passenger
Y-class Passenger

(Years ended March 31)

Domestic Passenger Operations

The Group's passenger capacity in terms of available seat kilometers (ASK) declined once again in the reporting period as a result of our strategic reorganization of routes and aircraft downsizing. Although the passenger load factor was down by only a narrow margin from the previous year, Group recorded a 0.3% growth in revenues despite the lower passenger capacity. A rise in the passenger yield due to an improvement in the passenger class mix and fare price rises was its contributory factor.



JAL First Class seats (on domestic flights)

Actions and accomplishments during the term

Route Operations

As part of our overall reorganization of route operations, we suspended services on nine routes while expanding the service network of JAL Express, our lower overheads Group subsidiary airline. These measures were aimed at improving earnings in spite of the high cost of aviation fuel.

Measures such as the introduction of Boeing 737-800s and the decommissioning of MD87s formed part of our overhaul of the fleet through a switch to more fuel-efficient small and medium-sized aircraft. These initiatives were designed both to enhance passenger comfort and improve profitability.

Marketing

JAL First Class, designed around the concept of "respecting the passenger's private space and time, with the highest level of service," was inaugurated on the Haneda-Itami (Osaka) route in December 2007, and was the first such service by any airline on domestic flights. It offers spacious, comfortable seating and delicious in-flight meals in which only the finest ingredients are used, prepared by chefs affiliated with prestigious restaurants.

This service has been extremely popular since its introduction, and has been running at a very high passenger load factor of around 80%. Furthermore, JAL Touch & Go service, which utilizes two-dimensional barcode technology to enable passengers to board their flights quickly and easily, was expanded to make it also available to customers other than JAL Mileage Bank (JMB) members to ensure that pre-flight procedures on domestic routes are as simple and convenient as possible for everyone.

A number of marketing measures were implemented to counteract the persistent steep rise in the cost of fuel, including fare increases and the expansion of the availability periods of "Tokubin Discount" fares on specific flights and its fare reduction. Also, as part of a campaign to increase the number of JAL Mileage Bank members beyond the 20 million mark reached in May 2007, during the summer vacation period we established a new fare system with a provision of additional mileage points to further stimulate demand. In addition, as a common mileage partnership strategy with that used for international routes, we began issuing partnership cards under a business tie-up with Aeon Co., Ltd., with the goal of increasing customer numbers.

Total passenger capacity for domestic operations posted a decline of 3.4% from the previous year in terms of available seat kilometers (ASK), as a result of the reorganizing of our air network and the switch to smaller-sized aircraft, demand on a revenue passenger kilometers (RPK) basis was down by 4.3%. As a result, the passenger load factor declined by 0.6 points from the previous year, to 63.4%. During this period, an improvement in the passenger class mix, as well as fare increases, led to a 4.8% year-on-year increase in passenger yield, causing a 0.3% gain in revenues to ¥677.4 billion.

Future Development and Strategy

We plan to expand our highly popular First Class services to more routes and more aircraft. The new First Class service was made available in April this year on the Haneda-Fukuoka route, in June on the Haneda-Sapporo route, and in July was extended to all 15 daily flights between Haneda and Itami. From here on, we intend gradually to expand the availability of First Class service on the Haneda-Fukuoka and Haneda-Sapporo routes.

To raise our cost-competitiveness still further, we are following an aggressive strategy of replacing older aircraft types with new more fuel-efficient models. In the autumn of this year JAL will become the first Japanese airline to welcome onboard the Embraer 170 regional jet to its fleet. Coincidentally, we will start retiring MD81s from our fleet. Six will be decommissioned within fiscal 2008. The full retirement of MD81 from our fleet will be completed by the end of fiscal 2010.



The Embraer 170 (to be introduced from October 2008)

Sales


(Billions of yen)
800
600
400
200
0
659.9
675.6
677.4
2006
2007
2008

Traffic Results


(Billions km)
(%)
60
40
20
0
66.0
65.0
64.0
63.0
51.4
51.8
50.0
32.9
33.1
31.7
2006
2007
2008
ASK (Left Scale)
RPK (Left Scale)
L/F (Right Scale)

Growth Rate of Yield


(2006=100)
110
100
90
101.5
106.4
2006
2007
2008

(Years ended March 31)

International Cargo Operations

The Group's cargo-carrying capacity declined during the reporting period as a result of our ahead-of-schedule decommissioning of conventional Boeing 747 freighters, which have been our mainstay aircraft for many years. Cargo demand declined year-on-year in parallel with our reductions in cargo-carrying capacity, but demand did not decrease by as much as our cuts in capacity due to aggressive approach to the cargo to and from Asia including China, and thus the capacity utilization rate rose.


The Boeing 767-300F

Actions and accomplishments during the term

Route Operations

Leveraging our recently introduced Boeing 767 freighter aircraft, in July 2007 we started services to Tianjin and Qingdao in China, and in the second half of the year we expanded our services to destinations in promising growth markets, such as Jakarta and Ho Chi Minh City. We reduced the cargo-carrying capacity in our North American operations by phasing out our current fleet of conventional Boeing 747 freighters.

Marketing

Due to our reduction in the number of cargo flights, the volume of exports to North America was down from the previous year, but we made steady progress in acquiring the transportation contracts for the export to China of semiconductor manufacturing equipment and other goods requiring special handling methods. Regarding exports to Europe, we racked up a good performance, including the export of production goods to Eastern Europe, through improving cargo-carrying efficiency and making more effective use of space in the bellies of passenger aircraft.

Turning to imports, the volume of goods from China rose above the previous year's figure, but imports from North America, Europe, and Southeast Asia were below the previous year, owing to the reduction in our carrying capacity and the adverse effects of the yen's depreciation against the euro. Amid an overall slowdown in demand for overseas goods in Japan, we took steps to ensure a stable volume of cargo transport by improving our transport services, by such means as starting early morning arrivals, principally targeting customers in East Asia. To improve the profitability of the Group's operations, we attempted to move outside our traditional marketing base of flights to and from Japan to capture some of the market for cargo transport between other countries.

In international cargo operations, we retired five of our conventional Boeing 747 freighters, and as a result the effective cargo capacity in terms of available cargo ton-kilometers recorded a year-on-year decrease of 4.8%, and on the demand side the total volume of air cargo transportation in terms of revenue cargo ton-kilometers fell by 3.1%. Revenues registered a year-on-year decline of 1.2%, to ¥188.2 billion, despite the phased revision of a fuel surcharge, owing to increasingly severe competition and the sharp appreciation of the yen against the dollar.

Future Development and Strategy

Our policy is to switch our business model from one of pursuing revenue growth through expansion of operational scale, to a single-minded pursuit of profitability. In line with this policy, in fiscal 2008 we will be completing the process of retiring our conventional Boeing 747 freighters. This will reduce our total cargo carrying capacity by approximately 4%.

In addition to focusing our resources on high-profit, high-growth routes, we will optimize our carrying capacity by flexibly employing a mix of air cargo transportation modes, including large and medium-sized freighter aircraft as well as the bellies of passenger aircraft. At the same time, we will offer a range of value-added logistics services to adapt to the changing demand structure and meet customers' needs on an individual basis. In this way, we are confident of improving the profitability of our cargo operations.

Related Operations

During fiscal 2007 the Group sold off more than ¥80 billion in non-core assets to boost its retained earnings.

Airline-Related Business

Despite rising prices of ingredients, the Group's in-flight catering company TFK recorded higher revenues and earnings, thanks to new contracts with overseas companies and the servicing of JAL's new airport lounges. PACIFIC FUEL TRADING CORPORATION , our fuel procurement and sales company, suffered a year-on-year decline in sales due to a drop in demand volume and the adverse impact of the yen's appreciation against the dollar. Earnings, however, were up over the previous year due to the high sales price of fuels, among other factors. As a result of the change in status of AGP Corporation from consolidated subsidiary to affiliate under equity-method accounting, among other factors, total sales of the airline-related business segment declined by ¥19.9 billion to ¥348.8 billion, while operating income fell by ¥4.1 billion to ¥4.2 billion.

Travel Services Business

In the travel services business, demand for trips to Southeast Asian and European destinations was firm, but demand for travel to China and the Micronesian islands was down from the previous year's level, and overall, the number of travelers declined. However, revenues increased due mainly to improved passenger yield, while a significant improvement was also seen at the operating income/loss level, thanks to a radical rationalization of the cost structure. In Japanese domestic travel, meanwhile, the number of travelers fell below the previous year's level, but although a rise in the unit tour prices enabled the company to boost revenues, but profit declined as a result of substantially increased procurement costs. Total sales of the travel services business segment fell by ¥6 billion year-on-year, to ¥373.7 billion, while operating income came to ¥0.9 billion, an improvement of ¥1.7 billion compared with the ¥0.8 billion loss for the previous term.

Credit Card and Leasing Services Business

JALCard conducted a variety of measures during the term to gain new cardholders, including concluding a tie-up with Odakyu Electric Railway and introduction of a "Family program," under which family members of cardholders can take advantage of card services at a reasonable cost. As a result, the number of cardholders rose by 15% year-on-year, to around 2.02 million, and the trading volume expanded sharply. However, a fall in revenues stemming from the revision of contracts in the non-card business field caused total revenues to register a year-on-year decline. Total sales for the credit card and leasing services business segment came to ¥65.8 billion, roughly at the same level as the previous year, while operating income was down by ¥2.0 billion at ¥3.8 billion.

Other Businesses

In hotel operations, the Group won new hotel management contracts, including for Hotel Nikko Northland Obihiro, Hotel JAL Fujairah Resort & Spa, and Hotel Nikko Tianjin. The termination of operations of the Hotel Nikko Winds Narita and the non-renewal of the Group's outsourced service contract for the management of the Sun Marina Hotel led to year-on-year declines in both revenues and earnings for the hotel business.

Mainly as a result of the change in status of JALUX Inc. from consolidated subsidiary to equity-method affiliate, the other businesses segment recorded total sales of ¥101.4 billion, down by ¥114.5 billion from the previous year, while operating income fell by ¥4.6 billion to ¥2.6 billion.

(as of June 25, 2008)

Directors



President & CEO
Haruka Nishimatsu



Executive Vice President
Katsuhiko Nawano



Executive Vice President
Tetsuya Takenaka



Senior Managing Director
Kiyoshi Kishida



Managing Director
Toshio Annaka



Managing Director
Shunichi Saito



Managing Director
Masaaki Haga



Senior Vice President
Kimio Hiroike



Senior Vice President
Masato Uehara



Senior Vice President
Teruo Harafuji



Senior Vice President
Shigemi Kurusu



Senior Vice President
Kunio Hirata



Senior Vice President
Yoshimasa Kanayama



Senior Vice President
(outside director, nonstanding)
Kiyofumi Kamijo



Senior Vice President
(outside director, nonstanding)
Kunio Ishihara

Auditors



Corporate Auditor
Teruhisa Ishizawa



Corporate Auditor
Hideo Hiramoto



Corporate Auditor
(outside auditor)
Hirokazu Horinouchi



Corporate Auditor
(outside auditor, nonstanding)
Masatake Matsuda



Corporate Auditor
(outside auditor, nonstanding)
Hiroshi Suzuki



Corporate Auditor
(outside auditor, nonstanding)
Hideyuki Sakai

Executive Officers



Senior Executive Officer
Susumu Miyoshi



Executive Officer
Atsuro Nishi



Executive Officer
Toshinari Oshima



Executive Officer
Muneyuki Mitsui



Executive Officer
Tadao Sakai



Executive Officer
Ichiro Morii



Executive Officer
Manabu Sato

ORGANIZATION

(as of June 25, 2008)



CSR Committee
Medium-Term Revival Plan Steering Committee
Executive Committee
Group Management Board
Safety Enhancement Task Force
Customer Satisfaction Improvement Committee
Corporate Culture Reform Committee
Corporate Compliance & Business Risk Management Committee
Alliance Steering Conference
Global Environment Committee
Auditing Division
President & CEO
Corporate Auditors of the Board
Executive Vice President
Corporate Safety
Customer Satisfaction Improvement
Passenger Sales & Marketing
Cargo & Mail
Flight Operations Division
Engineering & Maintenance Division
Cabin Attendants Division
Airport Operations
Asia & Oceania
China
Area Office the Americas
Area Office Europe, Middle East and Africa
Hokkaido
Eastern Japan
Central Japan
Western Japan
Kyushu
Corporate Planning
Investor Relations
Accounting
Finance
Purchasing
IT Planning
Associated Businesses
Business Activities Reappraisal
Legal Affairs
Environmental Affairs
Executive Secretariat Office
Strategic Corporate Relations
Public Relations
Taiwan Relations
Medical Services
Human Resources Management
Family Assistance & Support
International Affairs
General Affairs, Haneda
General Affairs, Narita

Fiscal 2008 Event Calendar (as of September 2008)

April

- Popular domestic route First Class service was extended to Haneda-Fukuoka route (Premium Strategy)
- Popular Premium Economy service was extended to Narita-Paris route (Premium Strategy)
- Economy Class Counter at Narita was reopened following renovation (Premium Strategy)
- Japan Airlines International and Japan Asia Airways were integrated for greater efficiency

June

- Popular domestic route First Class service was extended to Haneda-Sapporo route (Premium Strategy)
- Start of operations of JAL Eco Jet as symbol of JAL's commitment to environmental preservation (see special feature section)
- J CARRY service was offered as part of the Group's J PRODUCTS high-quality, value-added cargo transport service (super-fast freight delivery service by special couriers)

August

- Planes on Narita-New York route changed from 747-400s to smaller 777-300ERs (start of downsizing strategy on route to the US). The 777-300ERs is fitted with new First Class and Business Class seats. JAL Premium Economy service, which has proved popular on European routes, has been introduced on US routes for the first time.

September

- Planes on Narita-San Francisco route also to be downsized to 777-300ERs fitted with new First Class and Business Class seats. Premium Economy service also to be commenced on this route.

Autumn and after

- In line with our aim of expanding our operations further through the Premium Strategy, the Premium Economy service will be progressively introduced on European routes such as Narita-Amsterdam and Narita-Moscow.
- By the end of autumn we plan to start introducing the Embraer 170 state-of-the-art regional jet to be operated on Japanese domestic routes.

January

- In line with the stock dematerialization in Japan, the Company will join the electronic "Book-Entry Transfer System" operated by the Japan Securities Depository Center, Inc.

FINANCIAL SECTION



Contents

Operating Environment and Financial Strategy

Overview of Economic Situation

The outlook for the world economy is currently the focus of mounting uncertainty, and concerns of a slowdown are growing as a result of developments such as the unrest in financial markets sparked by the subprime mortgage loan problem and soaring crude-oil prices. In spite of this, the global economy, particularly in the East Asia and Europe, performed steadily overall during the year. The Japanese economy, meanwhile, sustained a modest recovery overall, in spite of signs of weakness in some indicators such as housing starts. These were offset by factors such as robust exports buoyed by economic expansion overseas, and growth in capital investment.

Amid these circumstances, the JAL Group has been implementing its FY2007-2010 Medium-Term Revival Plan (hereinafter referred to as the "Medium-Term Revival Plan") formulated in February 2007, which is aimed at rebuilding the foundation of Group business and maintaining a stable level of profit in anticipation of the large-scale expansion of Narita International Airport and Tokyo International Airport (Haneda), scheduled for 2010. The following are the main policies being pursued under the plan.

1. to enhance profitability by means of cost reductions
2. to implement aircraft downsizing through aircraft renewal and so enhance the competitiveness of our fleet
3. to shift to high profit and growth routes and strengthen overall product competitiveness
4. to concentrate business resources on our air transportation business

In line with the plan, we are reducing costs across the board, including personnel expenses, and making painstaking efforts to enhance profitability, while always giving utmost priority to ensuring aviation safety. These efforts have been steadily bearing fruit.

With regard to cost, fuel prices (Singapore Kerosene) have remained at all-time highs. Nevertheless, steady progress has been made with the implementation of the Medium-Term Revival Plan, including the restructuring of routes and the renewal of the fleet through the introduction of fuel-efficient small and medium-sized aircraft. In addition, the rise in fuel costs has been curbed substantially by means of exhaustive internal efforts, including reducing the volume of fuel consumption by such means as increasing the frequency of engine cleaning, and by effective fuel-hedging programs. Steps were also taken to reduce personnel costs by continuing the 10% cut in basic wages and by implementing measures that included imposing substantial curbs on employee bonuses, applying a special early-retirement scheme for groundside managerial staff and cabin crew, and reforming retirement benefit schemes. In these ways, we achieved our target on a consolidated basis of a ¥50 billion reduction in personnel expenses.

As one of our measures to increase revenues, in April we formally joined the **one**world global alliance of the world's leading airlines. We are also deploying our Premium Strategy, mainly targeting business and top-tier passengers. In addition, we established "Corporate Sales Center" that combines international and domestic sales, enhancing convenience for business passengers and strengthening our sales support structure.

In ways such as these, during fiscal 2007, the first year of the Medium-Term Revival Plan, we steadily implemented the measures called for by the plan, including the active renewal of the fleet and downsizing of aircraft, the Premium Strategy, the improvement in personnel productivity, and the reduction in personnel expenses on a consolidated basis. These got the plan off to an excellent start, enabling us to achieve operating income of ¥90 billion, greatly exceeding the plan target, and our financial condition was also strengthened by a capital increase through a third-party allocation of preferred stock.

However, the business environment surrounding the JAL Group continues to give little cause for optimism, characterized by a persistent steep rise in price of fuel since the outset of the fiscal year, and mounting concerns of a global economic slowdown sparked by developments such as the subprime mortgage loan crisis. In order to build a solid corporate foundation that enables the Group to generate stable profit even in such a harsh environment, in February 2008 we announced our new Medium-Term Revival Plan, which deepens and broadens the previous Medium-Term Revival Plan, and also incorporates new strategies. With this plan we will endeavor to strengthen our resistance to risk and the practical ability to achieve our goals, thereby establishing a path towards stable growth from 2010 onward.

Under the New Medium-Term Revival Plan we envisage significant improvements in a number of financial indicators in the year ending March 31, 2011, the final year of the plan: operating income of ¥96 billion, a debt-equity ratio of 1.1, and an equity ratio of 30.0%. In fiscal 2007 these indicators already showed solid improvements: operating income rising to ¥90 billion from ¥22.9 billion in fiscal 2006, the debt-equity ratio improving from 3.3 to 2.0, and the equity ratio improving from 14.9% to 21.4%. The robust implementation of the New Medium-Term Revival Plan is now essential for ensuring that these trends become more firmly entrenched.

Surging Kerosene Prices


(US$/barrel)
180
160
140
120
100
80
60
69.7
71.7
75.0
80.8
82.0
83.6
87.3
84.2
90.7
96.7
112.6
108.3
106.2
111.0
125.5
138.7
158.6
164.8
166.4
Jan. Feb. Mar. Apr. May Jun. Jul. Aug. Sep. Oct. Nov. Dec. Jan. Feb. Mar. Apr. May Jun. Jul.
2007
2008

Source: United States Department of Energy

Results of Operations (consolidated)

Operating income on a consolidated basis

The Group's operating revenues declined by 3.1% from the previous year, to ¥2,230.4 billion. This was because the robust performance of air transportation business was offset by factors such as last year's partial sale of shares in our former consolidated subsidiary JALUX Inc., which became an affiliate accounted for by the equity method. Operating expenses declined by 6.1% to ¥2,140.4 billion, by the fact that JALUX became an equity-method affiliate and by vigorous measures to cut costs although aviation-fuel prices were soaring. Operating income totaled ¥90 billion, compared with ¥22.9 billion for the previous term.

Ordinary income and net income on a consolidated basis

Ordinary income, rose by ¥49.2 billion to ¥69.8 billion, due primarily to an increase of ¥13 billion in net non-operating expenses, which itself was mainly

due to a fall in gains on foreign exchange translation.

Net income totaled ¥16.9 billion (compared with a net loss of ¥16.2 billion for the previous term) as a result of the posting of extraordinary losses in the form of lump-sum retirement payments under the early retirement scheme, reserves set aside for antitrust laws investigations conducted by the U.S. and European Union authorities, and impairment losses.

Segment information for the Group's core business of air transportation

Air Transportation Business: revenues, expenses, and earnings

(Billions of yen)

Years ended March 31,	2008	2007	Increase (Decrease)	Change
Operating revenues	1,826.7	1,801.5	25.1	101%
International passenger	754.3	724.8	29.4	104%
Domestic passenger	677.4	675.6	1.7	100%
International cargo	188.2	190.5	(2.2)	99%
Domestic cargo	27.8	28.9	(1.0)	96%
Other	86.1	83.2	2.9	104%
Incidental business	92.6	98.2	(5.5)	94%
Operating expenses	1,748.0	1,798.9	(50.8)	97%
Fuel	412.7	420.9	(8.1)	98%
Airport facilities	128.3	131.3	(3.0)	98%
Maintenance	122.0	123.3	(1.3)	99%
Passenger services and cargo handling	50.5	51.3	(0.7)	99%
Sales commissions	111.0	123.7	(12.6)	90%
Aircraft depreciation	73.5	72.7	0.7	101%
Aircraft leases	107.7	109.3	(1.5)	99%
Personnel	272.0	272.0	(0.0)	100%
Other	469.8	494.0	(24.1)	95%
Operating income	78.6	2.6	76.0	—

Operating revenues

Operating revenues in the air transportation business segment rose by 1.4% from the previous fiscal year, to ¥1,826.7 billion. This was primarily attributable to the fact that revenues from international passenger operations increased strongly by 4.1% year-on-year, to ¥754.3 billion, owing to brisk business passenger demand, and domestic passenger operations was up by 0.3%, to ¥677.4 billion.

International cargo operations were impacted by the accelerated decommissioning of freighters and consequent decline in capacity, causing revenues to decline by 1.2% year-on-year, to ¥188.2 billion. Revenues from domestic cargo operations fell by 3.8%, to ¥27.8 billion.

Operating expenses

Operating expenses in the air transportation business segment were basically below their year-earlier levels in all categories excepting for depreciation charges on aircraft. They declined by 2.8% overall, to ¥1,748.0 billion.

Of particular note was that the largest decline in expenses was in sales commissions in international passenger operations, followed by a decline in fuel costs.

Fuel costs

To counter the steep increases in the price of aviation fuel, we took steps to reduce the quantity of fuel used, taking measures such as restructuring underperforming routes and downsizing aircraft. Revisions to the route network included the suspension of operations on certain international routes to the United States and Oceania, principally tourist routes, and also on nine domestic routes. As a result, passenger capacity declined by 4.4% as measured by available seat-kilometers on international routes, and by 3.4% on domestic routes. In addition, we renewed the fleet and downsized aircraft by such means as decommissioning 17 aircraft, including 10 classic-type Boeing 747, and introducing 18 aircraft that included small-sized Boeing 737-800s. In consequence, at the end of the fiscal year the ratio of large-sized aircraft had been reduced to 52% on international routes and to 9% on domestic routes, down by 6 and 1 percentage points respectively from the previous year-end. Also, as a result of measures such as increasing the frequency of engine-cleaning and reducing the weight of on-board items, fuel consumption during the year decreased by 6.0% year-on-year. Additionally, aided by effective hedging and the appreciation of the yen, fuel costs in the period fell by ¥8.1 billion to ¥412.7 billion.

Airport facility charges

As a result of factors such as route restructuring and aircraft downsizing, airport facility charges fell by ¥3.0 billion year-on-year, to ¥128.3 billion.

Maintenance costs

Maintenance costs benefited from factors such as the fleet renewal and enhanced productivity. In consequence, they declined by ¥1.3 billion from the previous year, to ¥122.0 billion.

Sales commissions

Sales commissions declined by ¥12.6 billion year-on-year, to ¥111.0 billion, primarily because the rate of commissions payable within Japan for international routes was reduced from 7% to 5%.

Personnel expenses

Group-wide measures to reduce personnel expenses on a consolidated basis, including measures to increase productivity, were able to counteract factors such as the reactionary increases in personnel expenses resulting from the impact (¥36.6 billion) of the "Daiko Henjo" (transfer of the basic part of corporate pension funds to the government) in fiscal 2006. As a result, personnel expenses in the year were held to ¥272.0 billion, which was approximately the same level as in the previous year.

Other expenses

Expenses for passenger services and cargo handling declined by ¥700 million, to ¥50.5 billion, the cost of aircraft leases was down by ¥1.5 billion, to ¥107.7 billion, and higher productivity caused unit outsourcing costs to be revised, leading to a decline in costs for the outsourcing of ground services.

Operating income

Operating income in the air transportation business segment increased by ¥76.0 billion year-on-year, to ¥78.6 billion, owing to the increase in operating revenues and the decline in operating expenses set out above. The operating income margin was well above its year-earlier level, at 4.3%.

Per-share information

There was a substantial improvement in net income per share from the previous year, to ¥6.20 on a consolidated basis. Net assets per share declined by ¥3.89, to ¥110.08 on a consolidated basis.

Cash flows

Cash flow from operating activities

Net cash provided by operating activities totaled ¥157.3 billion, up by ¥29.5 billion from the previous year. The principal factors behind this were income before income taxes and minority interests totaling ¥29.8 billion, and non-cash items such as depreciation, and adjustments of claims and obligations relating to operating activities.

Cash flow from investing activities

Net cash used in investing activities was ¥26.2 billion, down by ¥29.9 billion year-on-year. Principal inflows were proceeds from the sale of aircraft and other equipment in the amount of ¥115.7 billion (up ¥61 billion year-on-year), which more than offset a ¥27 billion decline in proceeds from the sale and redemption of investment securities.

Cash flow from financing activities

Net cash provided by financing activities came to ¥36.8 billion, compared with an outflow of ¥53 billion for the previous period. The principal components of this included inflows of ¥151.8 billion from the capital increase through the issuance of preferred stock by means of a third party allocation in March 2008, and inflows of long-term borrowings of ¥82.7 billion, up by ¥60.6 billion, and outflows for the redemption of bonds totaling ¥70 billion, down by ¥39.7 billion.

Capital investment

In accordance with the policy set out in the Medium-Term Revival Plan, the fleet renewal involved the downsizing of aircraft to small and medium-sized models. Total capital investment spending during the year declined by ¥15.6 billion, to ¥118.5 billion, of which ¥82.6 billion represented expenditure relating to aircraft and its parts. Part of the funding for this capital spending came from the proceeds of the capital increase by public offering that took place during 2006.

(Billions of yen)

Years ended March 31,	2008	2007
Investment (purchase)	118.5	134.1
(Aircraft)	82.6	70.2
Others (ground asset)	35.8	63.9
Investment (finance lease)	—	45.0
Depreciation	116.5	117.5
Principal repayment of finance lease	58.6	56.6

Exchange rates and fuel hedging

Key average monthly in-house exchange rates during the year were US$1:115.5 (¥117.2 in previous year) and €1:161.3 (¥149.2 in the previous year), causing an increase of approximately ¥9.6 billion in operating income on a consolidated basis.

With regard to fuel hedging, the ratio of fuel hedged was 89% of expected fuel requirements, which was similar to the level in the previous year, and the impact of that hedging was to reduce fuel costs by some ¥31.2 billion.

Comparison of Fuel Costs (y/y)

(Billions of yen)


Price Hike
Hedge Effect etc.
FOREX (Higher Yen)
Reduction in Fuel Consumption
+55.3
-8.1
420.9
412.7
2007
2008

(Years ended March 31)

Impact of FOREX

(Billions of yen)


Impact on Operating Income
Operating Revenue
y-y
Operating Cost
-2.6
+9.6

Financial Position

With regard to assets at the year-end on a consolidated basis, current assets rose by ¥103 billion, primarily as a result of a ¥156 billion increase in cash and time deposits stemming from factors such as a capital increase through the issuance of preferred stock by means of a third party allocation. Noncurrent assets declined by ¥72.7 billion year-on-year, primarily owing to a decline of ¥79.2 billion in property and equipment as a result of the sale of aircraft, buildings, and structures. As a result, total assets increased by ¥31.5 billion, to ¥2,122.7 billion.

On the liabilities side, among current liabilities the redemption of corporate bonds caused the total of corporate bonds redeemable with one year to fall by ¥42 billion year-on-year, but transfers from noncurrent liabilities caused the current portion of long-term debt to increase by ¥19.7 billion. Owing to these and other factors, current liabilities remaining showed little change from the previous year. Noncurrent liabilities fell by ¥109 billion as a result of transfers of corporate bonds and long-term borrowings to current liabilities, and of a reduction in accrued pension and severance costs. The net result was that total liabilities fell by ¥107.6 billion, to ¥1,651.7 billion.

Total net assets rose only by ¥139.1 billion to ¥471 billion by the fact that net unrealized gain on hedging instruments, net taxes, decreased because of appreciation of the yen towards the end of the reporting term although stockholders' equity rose by ¥170 billion through the issuance of preferred stock by means of a third party allocation.

One of our main goals under the New Medium-Term Revival Plan was the improvement of the Company's equity ratio, and during the reporting term we succeeded in raising the ratio from 14.9% at the previous term-end to 21.4%. The D/E Ratio was also improved from 3.3 to 2.0.

Aircraft procurement

The following table shows changes (acquisition of new aircraft and decommissioning of planes) in the total number of aircraft operated by our consolidated subsidiaries during the year and the total number of owned and leased aircraft at the end of the year.

	At March 31, 2008		At March 31, 2007	
	Owned	Leased	Owned	Leased
Boeing 747-400	36	1	38	1
Boeing 747-400F	5	2	3	2
Boeing 747LR	9	0	13	1
Boeing 747F	3	1	8	1
Boeing 777	15	25	12	26
Airbus A300-600R	18	4	18	4
Boeing 767	19	24	19	21
Boeing 767F	0	3	0	0
Douglas MD-90	16	0	16	0
Douglas MD-81	12	6	12	6
Douglas MD-87	2	0	8	0
Boeing 737-400	9	14	9	14
Boeing 737-800	2	8	0	2
Bombardier CRJ200	0	9	0	9
Bombardier DHC-8-400	3	8	3	6
SAAB 340B	10	4	10	4
Bombardier DHC-8-100	4	0	4	0
Bombardier DHC-8-300	1	0	1	0
B-N Group BN-2B	2	0	3	0
Total	166	109	177	97

Dividends

The Medium-Term Revival Plan got off to a good start in the reporting term, its first year. Nevertheless, JAL has only taken its first step towards reforming its corporate fabric into one that will generate stable profits. The steep increases in prices of fuel oil have persisted during fiscal 2008 up to the time of writing, and there is concern that the world economy will slow. These are among the numerous exogenous factors that need to be addressed, and the harsh operating environment is expected to continue. These circumstances indicate that we remain in a phase in which we must thoroughly strengthen our earnings structure and financial position with the aim of enabling us to ensure stable profits and a stable dividend payout in the future, and for this reason, we regret very deeply that we do not expect to be able to pay a dividend on common stock for the reporting term.

Employee numbers

The total number of employees in the JAL Group as of the end of March 2008 was 2,297 fewer than at the end of the previous fiscal year, at 49,200. Of particular note is the fact that the number of employees in the JAL Group's core air transportation business fell by a substantial 1,281, to 21,343.

March 31,	2008	2007
Air transportation	21,343	22,624
Airline-related	21,213	21,090
Travel services	3,069	3,602
Credit card and leasing services	283	332
Other business	3,292	3,849
Total	49,200	51,497

Other significant matters

(Reserve for loss on antitrust litigation)

JALI is alleged to have been involved in anti-competitive practices such as price fixing with many international cargo operators. Its cargo operation office in Frankfurt was inspected by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York JALI is also being investigated by competition authorities in other jurisdictions including Canada, Switzerland, and Australia.

In addition, numerous and varied class action lawsuits have been initiated in the United States against many international airlines including JALI, claiming that certain price-fixing practices alleged in said lawsuits have damaged their interests. No specific amounts of damages or compensation have been claimed in these class action proceedings. Class action lawsuits have also been filed in Canada and Australia.

With regard to an investigation by U.S. Department of Justice, JALI agreed in April 2008 to pay a fine of US$110 million and an allowance has been made to cover that liability. With regard to an investigation by the European Union antitrust authority, the allowance for the Company's exposure is provided at the amount that the company can reasonably estimate in the current circumstances. However, in respect of the aforementioned lawsuits and the investigations by the authorities of other jurisdictions, it is not possible to estimate the amounts of the Company's liabilities reasonably or to predict with assurance that certain liabilities will actually be incurred.

Outlook for FY2008

Operating revenues will be buoyed by an ongoing strong performance by our air transportation business. However, we forecast that operating revenues on a consolidated basis will decline by ¥46.4 billion from the previous year, to ¥2,184 billion. This is principally because Pacific Fuel Trading Corporation (PFTC), a company engaging in the procurement and sale of aviation fuel, has ceased to be a consolidated subsidiary. Additionally, operating expenses will remain at around their year-earlier level, at ¥2,134 billion. This is in spite of record-high fuel prices and the resultant substantial rise in fuel expenses, due partly to the cessation of PFTC as a consolidated subsidiary, as well as the reduction in personnel expenses and reform of the cost structure. In consequence, operating income on a consolidated basis is forecast to fall by ¥40 billion year-on-year, to ¥50 billion.

Ordinary income is projected to show a year-on-year decline of ¥39.8 billion to ¥30 billion, and net income to fall by ¥3.9 billion to ¥13 billion.

Assumptions underlying the forecasts

The forecast is based on the assumption of an exchange rate of ¥110 against the U.S. dollar and an aviation fuel price (Singapore Kerosene) at a market price of US$110 per barrel. For the fiscal year ending March 31, 2009, we have entered into hedging transactions covering approximately 64% of our expected fuel requirements as of the end of March, 2008.

The above target figures are subject to certain uncertainties and risks. In the event of the materialization of any of these risks (e.g. further increase in fuel prices), we will make every effort to achieve the forecast results.

(as of May, 2008)

Please note that the analyses of operating expenses, of foreign exchange and fuel hedging, and of all other factors included in this MD&A section have not been audited by independent auditors, and are provided solely for the convenience of investors. For this reason, the Company accepts no responsibility for the reliability of the information contained herein.

Consolidated Balance Sheets

Japan Airlines Corporation and Consolidated Subsidiaries

As of March 31,	Millions of yen 2008	Millions of yen 2007	Thousands of U.S. dollars (Note 3) 2008
Assets			
Current assets:			
Cash and time deposits (Note 4)	¥ 354,977	¥ 198,933	$ 3,543,038
Short-term investments in securities (Notes 4, 5 and 6)	8,795	13,234	87,783
Accounts receivable (Notes 6 and 16):			
Trade	238,620	258,771	2,381,674
Unconsolidated subsidiaries and affiliates	3,012	5,841	30,062
Allowance for doubtful accounts	(3,575)	(3,008)	(35,682)
Flight equipment spare parts and supplies, at cost (Note 6)	90,985	82,881	908,124
Deferred income taxes (Note 8)	2,595	2,549	25,900
Prepaid expenses and other	114,904	148,107	1,146,860
Total current assets	810,315	707,311	8,087,783
Investments and advances (Note 6):			
Unconsolidated subsidiaries and affiliates	32,557	35,851	324,952
Other (Note 5)	78,298	72,235	781,495
Total investments and advances	110,855	108,086	1,106,447
Property and equipment (Notes 6, 11, 12 and 17):			
Flight equipment	1,807,161	1,876,897	18,037,339
Ground property and equipment	536,870	631,442	5,358,518
	2,344,031	2,508,340	23,395,857
Accumulated depreciation	(1,420,162)	(1,497,366)	(14,174,688)
	923,869	1,010,973	9,221,169
Advances on flight equipment purchases and other (Note 16)	113,247	105,418	1,130,322
Total property and equipment, net	1,037,117	1,116,391	10,351,502
Software (Notes 6 and 17)	81,876	75,440	817,207
Long-term loans	12,409	12,613	123,854
Deferred income taxes (Note 8)	5,593	7,751	55,823
Stock issuance expenses	1,933	669	19,293
Other assets (Note 17)	62,682	62,970	625,631
	¥2,122,784	¥2,091,233	$21,187,583

The accompanying notes are an integral part of these consolidated statements.

As of March 31,	Millions of yen 2008	2007	Thousands of U.S. dollars (Note 3) 2008
Liabilities and net assets			
Current liabilities:			
Short-term borrowings (Note 6)	¥ 3,084	¥ 4,810	$ 30,781
Current portion of long-term debt (Notes 6 and 16)	160,702	182,530	1,603,972
Accounts payable (Note 16):			
Trade	255,142	252,772	2,546,581
Unconsolidated subsidiaries and affiliates	9,771	11,112	97,524
Accrued expenses	43,952	47,636	438,686
Accrued income taxes (Note 8)	4,454	5,172	44,455
Allowance for bonuses to employees	4,526	—	45,174
Reserve for loss on antitrust litigation (Note 12)	2,003	—	19,992
Deferred income taxes (Note 8)	15,016	16,585	149,875
Other	162,573	139,175	1,622,646
Total current liabilities	661,229	659,796	6,599,750
Long-term debt (Notes 6 and 16)	755,850	838,827	7,544,166
Accrued pension and severance costs (Note 7)	95,485	129,061	953,039
Reserve for loss on antitrust litigation (Note 12)	15,210	—	151,811
Deferred income taxes (Note 8)	17,192	9,012	171,593
Other noncurrent liabilities	106,745	122,661	1,065,425
Commitments and contingent liabilities (Notes 11, 12 and 16)			
Net assets (Note 9):			
Common stock:			
Authorized: 6,000,000,000 shares in 2008 and 2007			
Issued: 2,732,383,250 shares in 2008 and 2007	174,250	174,250	1,739,195
Preferred stock:			
Authorized: 1,000,000,000 shares in 2008 and 2007			
Issued: 614,000,000 shares in 2008	76,750	—	766,044
Capital surplus (Note 13)	155,836	79,096	1,555,404
Retained earnings (Note 13)	41,320	24,776	412,416
Common stock in treasury, at cost: 3,037,499 shares in 2008 and 2,934,602 shares in 2007	(890)	(887)	(8,883)
Net unrealized gain on other securities, net of taxes (Note 5)	2,578	3,557	25,731
Net unrealized gain on hedging instruments, net of taxes (Note 16)	8,167	35,314	81,515
Translation adjustments	(4,077)	(5,020)	(40,692)
Minority interests	17,136	20,785	171,035
Total net assets	471,070	331,873	4,701,766
	¥2,122,784	¥2,091,233	$21,187,583

Consolidated Statements of Operations

Japan Airlines Corporation and Consolidated Subsidiaries

Years ended March 31,	2008	2007	Millions of yen 2006	Thousands of U.S. dollars (Note 3) 2008
Operating revenues:				
Passenger:				
Domestic	¥ 677,437	¥ 675,680	¥ 659,998	$ 6,761,523
International	754,300	724,889	690,226	7,528,695
Cargo:				
Domestic	37,985	39,796	40,259	379,129
International	198,161	199,700	189,015	1,977,852
Incidental and other revenues	562,530	661,847	619,885	5,614,632
	2,230,416	2,301,915	2,199,385	22,261,862
Operating expenses (Note 11):				
Wages, salaries and benefits (Note 7)	429,990	439,432	493,471	4,291,745
Aircraft fuel	412,484	420,578	376,888	4,117,017
Aircraft maintenance	96,809	104,258	90,883	966,254
Aircraft rent	104,962	103,516	97,567	1,047,629
Landing fees and other rent	226,224	230,453	233,715	2,257,949
Purchased services	130,088	127,407	113,977	1,298,413
Depreciation and amortization	116,580	117,561	125,126	1,163,589
Commission	108,529	118,613	122,757	1,083,231
Incidental and other expenses	514,734	617,176	571,831	5,137,578
	2,140,403	2,278,997	2,226,220	21,363,439
Operating income (loss)	90,013	22,917	(26,834)	898,422
Non-operating income (expenses):				
Interest and dividend income	7,224	5,941	3,713	72,103
Interest expense (Note 11)	(20,009)	(19,068)	(21,811)	(199,710)
Exchange gain, net	4,070	18,036	12,170	40,622
Gain on sales of ground property and equipment	5,988	8,822	19,093	59,766
Gain on sales of investments in securities	20,557	34,338	585	205,180
Gain on partial termination of defined benefit plan (Note 7)	27	736	6,810	269
Loss on partial termination of defined benefit plan (Note 7)	(101)	(2,291)	(643)	(1,008)
Loss on sales and disposal of flight equipment	(11,871)	(12,257)	(12,171)	(118,484)
Loss on sales and disposal of ground property and equipment	(4,866)	(3,546)	(6,052)	(48,567)
Equity in earnings of affiliates (Note 17)	2,176	2,481	1,899	21,718
Provision of reserve for loss on antitrust litigation	(17,213)	—	—	(171,803)
Non-recurring depreciation	(9,116)	—	—	(90,987)
Gain recognized upon separation of substitutional portion of benefit obligation of welfare pension fund plan (Note 7)	5,528	1,524	55	55,175
Loss on impairment of fixed assets (Note 17)	(13,501)	(2,600)	(18,705)	(134,753)
Special termination benefits (Note 7)	(20,016)	(8,517)	(4,033)	(199,780)
Other, net	(9,055)	5,539	(517)	(90,378)
	(60,181)	29,137	(19,605)	(600,668)
Income (loss) before income taxes and minority interests	29,832	52,055	(46,440)	297,754
Income taxes (Note 8):				
Current	4,897	9,953	8,419	48,877
Deferred	6,894	54,424	(9,966)	68,809
	11,792	64,378	(1,547)	117,696
Minority interests	(1,118)	(3,945)	(2,350)	(11,158)
Net income (loss)	¥ 16,921	¥ (16,267)	¥ (47,243)	$ 168,889

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS (NOTE 9)

Japan Airlines Corporation and Consolidated Subsidiaries

Millions of yen

	Number of shares of common stock in issue	Number of shares of preferred stock in issue	Common stock	Preferred stock	Capital surplus (Note 13)	Retained earnings (accumulated deficit) (Note 13)	Common stock in treasury, at cost	Net unrealized gain on other securities, net of taxes (Note 5)	Net unrealized gain on hedging instruments, net of taxes (Note 16)	Translation adjustments	Minority interests	Total net assets
Balance at April 1, 2005	1,982,383,250	—	¥100,000	¥ —	¥136,141	¥(34,978)	¥(775)	¥3,765	¥31,836	¥(9,406)	¥25,818	¥252,401
Net loss for the year ended March 31, 2006						(47,243)						(47,243)
Cash dividends						(7,919)						(7,919)
Bonuses to directors and statutory auditors						(44)						(44)
Purchases of common stock in treasury							(233)					(233)
Sales of common stock in treasury					3		116					119
Other								5,011	37,717	3,629	1,665	48,024
Balance at March 31, 2006	1,982,383,250	—	100,000	—	136,145	(90,186)	(892)	8,777	69,554	(5,776)	27,483	245,103
Net loss for the year ended March 31, 2007						(16,267)						(16,267)
Issuance of common stock	750,000,000		74,250		74,250							148,500
Bonuses to directors and statutory auditors						(26)						(26)
Transfer from capital surplus to accumulated deficit in accordance with a resolution approving elimination of deficit					(131,274)	131,274						—
Changes in scope of consolidation and application of equity method						(17)	8					(9)
Purchases of common stock in treasury							(131)					(131)
Sales of common stock in treasury					(24)		129					105
Other								(5,219)	(34,239)	756	(6,697)	(45,400)
Balance at March 31, 2007	2,732,383,250	—	174,250	—	79,096	24,776	(887)	3,557	35,314	(5,020)	20,785	331,873
Net income for the year ended March 31, 2008						16,921						16,921
Issuance of preferred stock		614,000,000		76,750	76,750							153,500
Changes in scope of consolidation and application of equity method						(377)	13					(363)
Changes in ownership interests in affiliates accounted for by the equity method							44					44
Purchases of common stock in treasury							(139)					(139)
Sales of common stock in treasury					(9)		77					67
Other								(979)	(27,147)	943	(3,649)	(30,832)
Balance at March 31, 2008	2,732,383,250	614,000,000	¥174,250	¥76,750	¥155,836	¥ 41,320	¥(890)	¥2,578	¥ 8,167	¥(4,077)	¥17,136	¥471,070

Thousands of U.S. dollars (Note 3)

	Common stock	Preferred stock	Capital surplus (Note 13)	Retained earnings (Note 13)	Common stock in treasury, at cost	Net unrealized gain on other securities, net of taxes (Note 5)	Net unrealized gain on hedging instruments, net of taxes (Note 16)	Translation adjustments	Minority interests	Total net assets
Balance at April 1, 2007	$1,739,195	$ —	$ 789,460	$247,290	$(8,853)	$35,502	$352,470	$(50,104)	$207,455	$3,312,436
Net income for the year ended March 31, 2008				168,889						168,889
Issuance of preferred stock		766,044	766,044							1,532,089
Changes in scope of consolidation and application of equity method				(3,762)	129					(3,623)
Changes in ownership interests in affiliates accounted for by the equity method					439					439
Purchases of common stock in treasury					(1,387)					(1,387)
Sales of common stock in treasury			(89)		768					668
Other						(9,771)	(270,955)	9,412	(36,420)	(307,735)
Balance at March 31, 2008	$1,739,195	$766,044	$1,555,404	$412,416	$(8,883)	$25,731	$ 81,515	$(40,692)	$171,035	$4,701,766

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

Japan Airlines Corporation and Consolidated Subsidiaries

Years ended March 31,	2008	2007	2006	2008
			Millions of yen	Thousands of U.S. dollars (Note 3)
Operating activities:				
Income (loss) before income taxes and minority interests	¥ 29,832	¥ 52,055	¥ (46,440)	$ 297,754
Adjustments to reconcile income (loss) before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	116,580	117,561	125,126	1,163,589
(Gain) loss on sales and revaluation of short-term investments in securities and investments in securities, net	(18,596)	(34,028)	1,295	(185,607)
Loss on sales and disposal of property and equipment and loss on impairment of fixed assets, net	21,824	8,459	17,138	217,826
Net reversal of accrued pension and severance costs	(32,522)	(10,308)	(9,919)	(324,603)
Interest and dividend income	(7,224)	(5,941)	(3,713)	(72,103)
Interest expense	20,009	19,068	21,811	199,710
Exchange loss, net	2,857	166	106	28,515
Equity in earnings of affiliates	(2,176)	(2,481)	(1,899)	(21,718)
Decrease (increase) in notes and accounts receivable	12,179	(32,437)	(13,120)	121,559
(Increase) decrease in flight equipment spare parts and supplies	(9,055)	813	(7,365)	(90,378)
Increase in accounts payable	10,775	33,592	22,812	107,545
Other	30,857	486	23,272	307,984
Subtotal	175,341	147,005	129,103	1,750,084
Interest and dividends received	7,945	6,982	4,151	79,299
Interest paid	(19,300)	(19,154)	(22,507)	(192,633)
Income taxes paid	(6,654)	(7,085)	(9,762)	(66,413)
Net cash provided by operating activities	157,331	127,748	100,984	1,570,326
Investing activities:				
Purchases of time deposits	(1,290)	(8,751)	(969)	(12,875)
Proceeds from maturity of time deposits	8,044	1,121	917	80,287
Purchases of property and equipment	(174,831)	(153,251)	(146,972)	(1,744,994)
Proceeds from sales of property and equipment	115,759	54,697	48,403	1,155,394
Purchases of short-term investments in securities	(9,012)	(11,759)	(5,396)	(89,949)
Proceeds from sales and maturity of short-term investments in securities	10,576	6,039	681	105,559
Purchases of investments in securities	(1,604)	(5,126)	(2,187)	(16,009)
Proceeds from sales and maturity of investments in securities	16,051	43,146	894	160,205
Proceeds from purchase of a subsidiary resulting in change in scope of consolidation (Note 10)	95	—	—	948
Payments for sales of consolidated subsidiaries resulting in changes in scope of consolidation (Note 10)	(722)	—	—	(7,206)
Proceeds from sales of consolidated subsidiaries resulting in changes in scope of consolidation (Note 10)	8,716	9,552	12	86,994
Long-term loans receivable made	(1,397)	(2,051)	(1,458)	(13,943)
Collection of long-term loans receivable	3,182	4,799	4,849	31,759
Proceeds from transfer of a subsidiary's business (Note 10)	—	4,944	—	—
Other	203	423	1,942	2,026
Net cash used in investing activities	(26,229)	(56,216)	(99,283)	(261,792)

Years ended March 31,	2008	2007	2006	2008
			Millions of yen	Thousands of U.S. dollars (Note 3)
Financing activities:				
(Decrease) increase in short-term borrowings, net	(2,747)	2,556	(5,355)	(27,417)
Proceeds from long-term loans	82,786	22,122	57,285	826,290
Repayment of long-term loans	(122,592)	(112,815)	(117,563)	(1,223,595)
Proceeds from issuance of stock	151,825	147,607	—	1,515,370
Redemption of bonds	(70,000)	(109,771)	(15,000)	(698,672)
Dividends paid to stockholders	(6)	(18)	(7,846)	(59)
Dividends paid to minority interests	(284)	(584)	(433)	(2,834)
Other	(2,083)	(2,106)	(2,473)	(20,790)
Net cash provided by (used in) financing activities	36,896	(53,007)	(91,384)	368,260
Effect of exchange rate changes on cash and cash equivalents	(3,644)	414	1,061	(36,370)
Net increase (decrease) in cash and cash equivalents	164,354	18,937	(88,622)	1,640,423
Cash and cash equivalents at beginning of year	191,381	172,132	260,933	1,910,180
Increase in cash and cash equivalents resulting from inclusion of subsidiaries in consolidation	—	310	—	—
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(1,698)	—	(178)	(16,947)
Cash and cash equivalents at end of year (Note 4)	¥354,037	¥191,381	¥172,132	$3,533,656

The accompanying notes are an integral part of these consolidated statements.

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines Corporation (the "Company") and its domestic consolidated subsidiaries maintain their accounting records and prepare their financial statements in accordance with accounting principles generally accepted in Japan, which are different in certain respects as to the application and disclosure requirements of International Financial Reporting Standards, and its foreign consolidated subsidiaries, in conformity with those of their respective countries of domicile. The accompanying consolidated financial statements have been compiled from the consolidated financial statements filed with the Financial Services Agency as required by the Financial Instruments and Exchange Law of Japan and include certain additional financial information for the convenience of readers outside Japan.

As permitted by the Financial Instruments and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

Certain amounts previously reported have been reclassified to conform to the current year's classification.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The accompanying consolidated financial statements include the accounts of the Company and all significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies have been included in the accompanying consolidated financial statements on an equity basis.

The balance sheet date of 20 of the consolidated subsidiaries is December 31 for 2008 (24 for 2007), and for 1 consolidated subsidiary, it is the end of February. Any significant differences in intercompany accounts and transactions arising from intervening intercompany transactions during the period from January 1 through March 31 and the period from March 1 through March 31 have been adjusted, if necessary.

The differences between the cost and the fair value of the net assets at the respective dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions are eliminated in consolidation.

c. Securities

Securities, except for investments in unconsolidated subsidiaries and affiliates, are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

d. Derivatives

Derivatives positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the gain or loss on the underlying hedged items is recognized with any unrealized gain or loss reported as a separate component of net assets, net of taxes. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received under interest-rate swaps utilized as hedging instruments is recognized over the terms of such swap agreements as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

e. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

Under Japanese tax legislation, it is permissible to defer certain capital gains, principally those arising from subsidies, by crediting them to the cost of certain properties. Deferred capital gains at March 31, 2008 and 2007 amounted to ¥18,034 million ($179,998 thousand) and ¥26,037 million, respectively.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:	
Boeing 747 (with the exception of Boeing 747-400)	principally the declining-balance method based on their estimated useful lives
Boeing 747-400	the straight-line method based on their estimated useful lives
Boeing 767	principally the straight-line method based on their estimated useful lives
Boeing 777	the straight-line method based on their estimated useful lives
Boeing 737	the straight-line method based on their estimated useful lives
Douglas MD-90	the straight-line method based on their estimated useful lives
Douglas MD-87	the straight-line method based on their estimated useful lives
Douglas MD-81	the straight-line method based on their estimated useful lives
Airbus A300-600	the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

—the straight-line method based on each aircraft's or engine's estimated useful life

Ground property and equipment:

—principally the straight-line method based on the estimated useful lives of the respective assets

The estimated useful lives are as follows:

Flight equipment	from 10 to 27 years
Ground property and equipment	from 2 to 65 years

Japan Airlines International Co., Ltd. ("JALI," which is a consolidated subsidiary of the Company) has adopted new estimated useful lives for certain aircraft, resulting from a review of the useful lives and residual value of aircraft for which sales contracts are certain to be entered into. In addition, JALI has also adopted new estimated useful lives for certain spare parts, resulting from a review of the useful lives of spare parts

related to certain types of aircraft whose approximate retirement dates have been determined. As a result of the adoption of these new estimated useful lives, operating income and income before income taxes and minority interests decreased by ¥184 million ($1,836 thousand) and ¥9,189 million ($91,715 thousand), respectively, for the year ended March 31, 2008 from the corresponding amounts which would have been recorded if the former estimated useful lives had been applied.

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or prior to March 31, 2007. Such tangible fixed assets are to be depreciated based on the difference between the equivalent of 5% of acquisition cost and memorandum value over a period of 5 years once they have been fully depreciated to the limits of their respective depreciable amounts effective April 1, 2007. The impact on operating income and income before income taxes and minority interests for the year ended March 31, 2008 was immaterial.

f. Software

Computer software intended for internal use is amortized by the straight-line method based on its estimated useful life which ranges principally from 5 to 7 years.

g. Stock issuance expenses

Stock issuance expenses are capitalized and amortized over a period of 3 years.

h. Accrued pension and severance costs

To provide for employees' severance indemnities, net periodic pension cost is accounted for based on the projected benefit obligation and the plan assets.

The unrecognized benefit obligation at transition is being amortized by the straight-line method principally over a period of 15 years.

The adjustment for actuarial assumptions is being amortized by the straight-line method over a period ranging from 5 to 15 years, which is less than the average remaining years of service of the active participants in the plans. Amortization is computed from the fiscal year subsequent to the year in which the adjustment was recorded.

Past service cost is principally charged to income as incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

i. Reserve for loss on antitrust litigation

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. And JALI was investigated by the antitrust authorities in Canada, Switzerland, Australia and other. Certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests. The plaintiffs are seeking unspecified treble damages and costs and attorneys' fees; however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed.

In relation to the U.S. Department of Justice's investigation, JALI agreed to pay a fine of U.S.$110 million to the U.S. Department of Justice; therefore, a provision of such amount has been included in the reserve for loss on antitrust litigation. Furthermore, the reserve for loss on antitrust litigation includes a provision for the estimated amount of contingent losses which are expected to be incurred as a result of the outcome of the investigation of the European Union antitrust authorities. In other cases, however, management is unable to estimate the possible outcomes of the ongoing investigations and class action lawsuits reasonably at this stage.

j. Allowance for bonuses to employees

In certain domestic consolidated subsidiaries, allowance for bonuses to employees is provided based on the estimated amounts of future payments attributable to employee services that have been rendered up to the date of the balance sheet. The bonus amounts are determined taking the performance results of the Company and such subsidiaries into consideration.

k. Foreign currency accounts

Foreign currency receivables and payables are translated into yen at the applicable year-end exchange rates and any gain or loss on translation is included in current earnings.

Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the year end are presented in minority interests and translation adjustments in the accompanying consolidated balance sheets.

l. Revenue recognition

Passenger and cargo revenues are recognized when the transportation services are rendered.

m. Leases

As lessee

The Company and certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. Capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

As lessor

A certain consolidated subsidiary leases certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are accounted for as operating leases.

n. Cash equivalents

Cash equivalents are defined as highly liquid, short-term investments with an original maturity of 3 months or less.

o. Income taxes

The Company and certain domestic consolidated subsidiaries have adopted the Japanese consolidated corporate tax return system.

2. Changes in Accounting Policy

a. Changes in Method of Accounting for Depreciation Related to Tangible Fixed Assets

Effective April 1, 2007, the Company and most domestic consolidated subsidiaries have changed their method of depreciation based on an amendment to the Corporation Tax Law of Japan for tangible fixed assets acquired on or after April 1, 2007. The impact on operating income and income before income taxes and minority interests for the year ended March 31, 2008 was immaterial.

Effective April 1, 2006, JALI changed its method of accounting for depreciation related to aircraft spare parts to the straight-line method, from the declining-balance method. This change represented a necessary step in the preparation for the planned merger on October 1, 2006 between JALI and Japan Airlines Domestic Co., Ltd. ("JALD," which was a wholly-owned subsidiary of the Company) by conforming JALI's method of accounting for depreciation to that of JALD. The change also reflected the fact that, following the retirement of the Douglas DC-10 (which was depreciated by the declining-balance method) at the end of the year ended March 31, 2006 and based on the Company's decision to accelerate the retirement of older aircraft in its medium-term business plan, the only method of accounting for depreciation to be applied thereafter was the straight-line method. The effect of this change was to decrease operating expenses by ¥1,408 million, to increase operating income by ¥1,408 million, and to increase income before income taxes and minority interests by ¥1,335 million for the year ended March 31, 2007, compared with the corresponding amounts which would have been recorded under the previous method.

b. Accounting Standard for Presentation of Net Assets in the Balance Sheet

Effective April 1, 2006, the Company and its consolidated subsidiaries adopted the "Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and the "Implementation Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet" (Accounting Standards Board of Japan Implementation Guidance No. 8 issued on December 9, 2005). Total stockholders' equity under the previous method of presentation amounted to ¥275,772 million as of March 31, 2007.

c. Accounting Standard for Business Combinations

Effective April 1, 2006, the Company and its consolidated subsidiaries adopted the "Accounting Standard for Business Combinations" (issued by the Business Accounting Council on October 31, 2003), the "Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Statement No. 7 issued on December 27, 2005) and the "Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (Accounting Standards Board of Japan Implementation Guidance No. 10 issued on December 27, 2005).

d. Accounting Standard for Impairment of Fixed Assets

Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted an accounting standard for impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Board of Japan Implementation Guidance No. 6 issued on October 31, 2003). The effect of the adoption of this standard was to decrease operating loss by ¥158 million and to increase loss before income taxes and minority interests by ¥18,549 million for the year ended March 31, 2006.

Accumulated impairment losses have been directly deducted from the carrying amounts of the respective fixed assets.

3. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥100.19 = U.S.$1.00, the approximate exchange rate prevailing on March 31, 2008, has been used in translation. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

4. Cash and Cash Equivalents

The components of cash and cash equivalents in the accompanying consolidated statements of cash flows at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Cash and time deposits	¥354,977	¥198,933	$3,543,038
Time deposits with a maturity of more than three months	(1,415)	(9,329)	(14,123)
Short-term investments in securities with a maturity of three months or less	475	1,777	4,740
	¥354,037	¥191,381	$3,533,656

5. Fair Value of Securities

No trading securities or held-to-maturity securities were held at March 31, 2008 and 2007. Securities classified as other securities are included in "short-term investments in securities" and "investments and advances — other" in the accompanying consolidated balance sheets.

The components of unrealized gain or loss on marketable securities classified as other securities at March 31, 2008 and 2007 are summarized as follows:

			Millions of yen
March 31, 2008	Acquisition costs	Carrying value	Unrealized gain (loss)
Unrealized gain:			
Stocks	¥ 5,227	¥11,663	¥6,435
Other	180	180	0
	5,407	11,843	6,436
Unrealized loss:			
Stocks	3,371	2,823	(548)
Bond:			
Corporate bond	8,892	7,402	(1,490)
Other	641	640	(0)
	12,905	10,866	(2,039)
Total	¥18,312	¥22,709	¥4,396

March 31, 2008	Acquisition costs	Carrying value	Unrealized gain (loss)
	Thousands of U.S. dollars		
Unrealized gain:			
Stocks	$ 52,170	$116,408	$64,227
Other	1,796	1,796	0
	53,967	118,205	64,237
Unrealized loss:			
Stocks	33,646	28,176	(5,469)
Bond:			
Corporate bond	88,751	73,879	(14,871)
Other	6,397	6,387	(0)
	128,805	108,453	(20,351)
Total	$182,772	$226,659	$43,876

March 31, 2007	Acquisition costs	Carrying value	Unrealized gain (loss)
	Millions of yen		
Unrealized gain:			
Stocks	¥ 6,036	¥11,867	¥5,830
Other	254	259	5
	6,290	12,126	5,835
Unrealized loss:			
Stocks	4,307	4,294	(13)
Bond:			
Government bond	1,492	1,491	(0)
Other	9,629	9,480	(149)
	15,429	15,265	(163)
Total	¥21,720	¥27,392	¥5,672

Non-marketable securities classified as other securities at March 31, 2008 and 2007 amounted to ¥18,010 million ($179,758 thousand) and ¥19,536 million, respectively.

The accompanying consolidated balance sheets include non-marketable securities temporarily lent to a financial institution based on a securities lending agreement in the amount of ¥8,000 million as of March 31, 2007.

Proceeds from sales of securities classified as other securities for the years ended March 31, 2008, 2007 and 2006 amounted to ¥6,855 million ($68,420 thousand), ¥38,972 million and ¥837 million, respectively. For the years ended March 31, 2008, 2007 and 2006, the aggregate gain realized on those sales totaled 3,474 million ($34,674 thousand), ¥12,834 million and ¥100 million, respectively, and the aggregate loss realized on those sales totaled ¥6 million ($59 thousand), ¥7 million and ¥0 million, respectively.

The redemption schedule at March 31, 2008 for bond with maturity dates is summarized as follows:

March 31, 2008	Due in one year or less
	Millions of yen
Corporate bond	¥7,414
Total	¥7,414

March 31, 2008	Due in one year or less
	Thousands of U.S. dollars
Corporate bond	$73,999
Total	$73,999

6. Short-Term Borrowings and Long-Term Debt

The weighted-average interest rates for short-term borrowings outstanding at March 31, 2008 and 2007 were 1.4% and 1.2%, respectively.

Long-term debt at March 31, 2008 and 2007 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Bonds:			
Zero-coupon convertible bond in euro-yen, due 2011	¥ 20,229	¥ 20,229	$ 201,906
Japanese yen bonds, due 2007 to 2018, at rates ranging from 1.49% to 3.4%	110,000	180,000	1,097,913
Loans with collateral, due 2007 to 2022, at rates ranging from 0.45% to 9.0%	443,125	428,311	4,422,846
Loans without collateral, due 2007 to 2023, at rates ranging from 0.61% to 5.57%	338,627	388,195	3,379,848
Other	4,572	4,622	45,633
	916,553	1,021,358	9,148,148
Less current portion of long-term debt	(160,702)	(182,530)	(1,603,972)
	¥755,850	¥ 838,827	$7,544,166

The above convertible bond, unless previously redeemed, is convertible into shares of common stock of the Company at the following current conversion price:

	Conversion price per share	Conversion period
Zero-coupon convertible bond in euro-yen, due 2011	¥398.7	April 19, 2004 – March 11, 2011

The convertible bond holders had the right to exercise early redemption at par value on March 25, 2007. As a result of the exercise of such rights, the total redemption value amounted to ¥79,771 million.

The conversion price per share decreased from ¥440 as a result of the issuance of 750 million new shares of common stock at July 27 and August 28, 2006.

The aggregate annual maturities of long-term debt subsequent to March 31, 2008 are summarized as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2009	¥160,702	$1,603,972
2010	177,782	1,774,448
2011	225,708	2,252,799
2012	140,307	1,400,409
2013 and thereafter	212,051	2,116,488
	¥916,553	$9,148,148

A summary of assets pledged as collateral at March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Flight equipment, net of accumulated depreciation	¥613,169	¥592,677	$6,120,061
Flight equipment spare parts	52,237	56,104	521,379
Short-term investments in securities	7,402	9,031	73,879
Investments in affiliates and other securities	33,614	30,979	335,502
Ground property and equipment, net of accumulated depreciation and other	111,218	158,585	1,110,070
	¥817,643	¥847,378	$8,160,924

In addition, future rental expenses under operating leases with collateral amounted to ¥7,557 million ($75,426 thousand) and ¥7,592 million at March 31, 2008 and 2007, respectively, and shares of common stock of certain consolidated subsidiaries were pledged as collateral at March 31, 2008 and 2007.

7. Accrued Pension and Severance Costs

An employee whose employment is terminated is entitled, in most cases, to pension annuity payments or to a lump-sum severance payment determined by reference to the employee's basic rate of pay, length of service and the conditions under which the termination occurs.

Certain significant domestic consolidated subsidiaries have established contributory defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan, i.e., Welfare Pension Fund Plans (WPFPs). Each WPFP consists of the governmental welfare pension program (the substitutional portion) and an additional non-contributory pension plan portion. In addition, certain consolidated subsidiaries have maintained their non-contributory defined benefit pension plans and lump-sum severance indemnity plans.

The JAL Pension Fund, in which JALI, a wholly-owned subsidiary of the Company, is a participant, introduced an option similar to a cash-balance plan with certain other options in addition to the existing options. On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP.

The JAL Group Pension Fund which is established by certain consolidated subsidiaries introduced a cash-balance plan option.

Airport Ground Service Pension Fund, consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., which are consolidated subsidiaries of the Company, received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 10, 2007 and the portion related to past services on March 31, 2008. Following this approval, Airport Ground Service Pension Fund was reorganized as a corporate pension fund and was renamed JAL Ground Service Pension Fund.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits either to a defined contribution plan or to an early payment scheme. Certain consolidated subsidiaries transferred a portion of their retirement benefit plans to defined contribution plans primarily on July 1, 2005, April 1, 2006, October 1, 2006, February 1, 2007, April 1, 2007 or October 1, 2007.

The projected benefit obligation and the funded status of the plans at March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
March 31.	2008	2007	2008
Projected benefit obligation	¥(844,232)	¥(862,586)	$(8,426,310)
Plan assets	479,214	525,354	4,783,052
Accrued pension and severance costs	95,485	129,061	953,039
Prepaid pension and severance costs	(54,205)	(57,378)	(541,022)
Net unrecognized amount	¥(323,737)	¥(265,548)	$(3,231,230)

In computing the projected benefit obligation, small companies are permitted to adopt certain simplified methods and certain subsidiaries have done so.

The net unrecognized amounts at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31.	2008	2007	2008
Unrecognized benefit obligation at transition	¥ (97,534)	¥(116,090)	$ (973,490)
Adjustment for actuarial assumptions	(225,654)	(150,252)	(2,252,260)
Past service cost	(547)	794	(5,459)
Net unrecognized amounts	¥(323,737)	¥(265,548)	$(3,231,230)

The substitutional portions of the WPFP benefits have been included in the amounts shown in the above tables.

On October 1, 2005, JALI introduced a revised pension scheme under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits either to a defined contribution plan or to an early payment scheme. As a result, loss before income taxes and minority interests decreased by ¥6,810 million for the year ended March 31, 2006. On October 1, 2006, JALD, which was a consolidated subsidiary of the Company, was merged into JALI. Accordingly, a pension scheme of JALI under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits to a defined contribution plan or to an early payment scheme has been adopted by the former employees of JALD. As a result, operating income increased by ¥3,957 million and income before income taxes and minority interests increased by ¥2,317 million for the year ended March 31, 2007. The portion of the unrecognized benefit obligation at transition which relates to reducing the benefit obligation by the introduction of the options on October 1, 2006 and 2005 referred to above is being amortized by the straight-line method over a period of 8 years in accordance with Paragraph 15, "Transitional Arrangement," of "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The effect of the adoption of this transitional arrangement was to decrease accrued pension and severance costs by ¥1,083 million ($10,809 thousand) and ¥1,271 million at March 31, 2008 and 2007, respectively, to decrease income before income taxes and minority interests by ¥187 million ($1,866 thousand) for the year ended March 31, 2008, to increase income before income taxes and minority interests by ¥238 million for the year ended March 31, 2007 and to decrease loss before income taxes and minority interests by ¥1,033 million for the year ended March 31, 2006. The unrecognized amount of the portion of the unrecognized benefit obligation at transition as a result of the adoption of the transitional arrangement mentioned above totaled ¥1,083 million ($10,809 thousand) and ¥1,271 million at March 31, 2008 and 2007, respectively, and was included in "Unrecognized benefit obligation at transition" in the above table.

On March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. As a result, operating income and income before income taxes and minority interests increased by ¥36,639 million for the year ended March 31, 2007. At March 31, 2008, the estimated amount of pension assets to be transferred was ¥70,372 million ($702,385 thousand). The potential effect for the year ended March 31, 2008, estimated as if the transfer of pension assets had been made as of the same date, in accordance with Paragraph 44-2 of the "Practical Guidelines on Retirement Benefits Accounting (Interim Report)," Report No. 13 of the Accounting System Committee of the Japanese Institute of Certified Public Accountants, would have

been to increase non-operating expenses by ¥6,312 million ($63,000 thousand).

Effective April 1, 2008, JALI has revised its retirement plan. As a result, operating income and income before income taxes and minority interests increased by ¥20,077 million ($200,389 thousand) for the year ended March 31, 2008.

Airport Ground Service Pension Fund (reorganized as a corporate pension fund and renamed JAL Ground Service Pension Fund on March 31, 2008), consisting of JAL Ground Service Co., Ltd. and JAL Ground Service Kansai Co., Ltd., received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 10, 2007 and the portion related to past services on March 31, 2008. As a result, operating income increased by ¥101 million ($1,008 thousand) and income before income taxes and minority interests increased by ¥5,629 million ($56,183 thousand) for the year ended March 31, 2008.

The JAL Group Pension Fund established by certain consolidated subsidiaries received approval from the Minister of Health, Labor and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP on April 1, 2005, and the portion related to past services on April 1, 2006. The operation of this fund was reorganized on April 1, 2006. On December 25, 2006, the transfer of the plan assets attributable to the substitutional portion to the government was completed. As a result, the estimated loss at March 31, 2006 of ¥842 million was recorded for the year then ended as accrued pension and severance costs, and income before income taxes and minority interests increased by ¥1,524 million for the year ended March 31, 2007.

Certain consolidated subsidiaries revised a portion of their retirement benefit plans to defined contribution plans on April 1, 2007 or October 1, 2007, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). The related impact on income for the year ended March 31, 2008 was immaterial.

Certain consolidated subsidiaries revised a portion of their retirement benefit plans to defined contribution plans primarily on April 1, 2006, October 1, 2006 or February 1, 2007, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). As a result, income before income taxes and minority interests increased by ¥84 million for the year ended March 31, 2007.

Certain consolidated subsidiaries revised a portion of their retirement benefit plans to defined contribution plans primarily on July 1, 2005 or April 1, 2006, and applied "Accounting for the Transfer between Retirement Benefit Plans" (Accounting Standards Board of Japan Implementation Guidance No. 1). As a result, loss before income taxes and minority interests increased by ¥643 million for the year ended March 31, 2006.

Certain consolidated subsidiaries revised their respective methods of accounting for the projected benefit obligation from simplified methods to the standard method. Consequently, non-operating expenses of ¥508 million ($5,070 thousand) and ¥429 million were recorded as the resulting difference in computation for the years ended March 31, 2008 and 2007, respectively.

The effects of the revisions made by certain consolidated subsidiaries on March 31, 2008 to their projected benefit obligation and unrecognized benefit obligation at transition were immaterial.

The effects of the revisions made by JALD and certain consolidated subsidiaries on March 31, 2007 are summarized as follows:

	Millions of yen
March 31,	2007
Decrease in projected benefit obligation	¥11,506
Decrease in plan assets	(5,447)
Unrecognized benefit obligation at transition	(1,173)
Adjustment for actuarial assumptions	(286)
Decrease in accrued pension and severance costs	¥ 4,599

As a result of these revisions, JALD and certain consolidated subsidiaries determined to transfer the related pension plan assets to their defined contribution plans over periods ranging from 4 to 8 years. The amount of assets to be transferred totaled ¥6,840 million at transition on March 31, 2007. The assets which had not been transferred totaled ¥4,657 million as of March 31, 2007, and the accrual for the current portion is presented as "current liabilities – other" and the accrual for the non-current portion is presented as "other noncurrent liabilities" in the accompanying consolidated balance sheet. As a result of the revision made by JALD for the year ended March 31, 2007, the unrecognized amount of the portion of unrecognized benefit obligation at transition amounted to ¥375 million.

The components of net periodic pension and severance costs excluding the employees' contributory portion for the years ended March 31, 2008, 2007 and 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
Years ended March 31,	2008	2007	2006	2008
Service cost	¥25,320	¥28,552	¥30,681	$252,719
Interest cost on projected benefit obligation	22,697	23,490	23,527	226,539
Expected return on plan assets	(26,042)	(24,374)	(20,019)	(259,926)
Amortization of unrecognized severance benefit obligation at transition	14,516	14,656	14,675	144,884
Amortization of adjustment for actuarial assumptions	15,227	13,897	17,373	151,981
Amortization of past service cost	(20,548)	(43,495)	(5,558)	(205,090)
Subtotal	31,171	12,727	60,681	311,118
Other	2,204	1,786	722	21,998
Net periodic pension cost	33,375	14,513	61,403	333,117
(Gain) loss on separation of substitutional portion of projected benefit obligation of the WPFP, net	(5,528)	(1,524)	786	(55,175)
Loss (gain) on termination of defined benefit plans, net	74	1,555	(6,167)	738
Effect of changes to the standard method of accounting for the projected benefit obligation	508	429	—	5,070
Total	¥28,430	¥14,974	¥56,022	$283,760

Special additional termination benefits paid, but not included in determining the projected benefit obligation, were charged to income when incurred. The amounts charged to income amounted to ¥20,016 million ($199,780 thousand), ¥8,517 million and ¥4,033 million for the years ended March 31, 2008, 2007 and 2006, respectively.

Amortization of the unrecognized benefit obligation at transition as a result of the adoption of the transitional arrangement in accordance with Paragraph 15 of "Accounting for the Transfer between Retirement Benefit Plans" until March 31, 2008 and 2007 amounted to ¥187 million ($1,866 thousand) and ¥162 million for the years ended March 31, 2008 and 2007, respectively, and was included in "Amortization of unrecognized severance benefit obligation at transition" in the above table.

The assumptions used were as follows:

	2008	2007	2006
Discount rates	1.7% - 2.8%	1.7% - 2.8%	1.7% - 2.8%
Expected rates of return on plan assets	1.5% - 5.1%	0.8% - 5.1%	0.8% - 5.1%

8. Income Taxes

The Company and certain domestic subsidiaries adopted the Japanese consolidated corporate tax return system.

The significant components of deferred tax assets and liabilities and the related valuation allowance at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Deferred tax assets:			
Flight equipment purchase incentives	¥ 29,240	¥ 30,435	$ 291,845
Revaluation loss on investments in unconsolidated subsidiaries and affiliates	23,060	25,577	230,162
Accrued pension and severance costs	16,855	28,644	168,230
Deferred loss on hedging instruments	12,193	—	121,698
Accounts payable — trade	10,420	9,893	104,002
Reserve for loss on antitrust litigation	6,783	—	67,701
Account payable for transitional payments to defined contribution plans	3,330	4,244	33,236
Non-recurring depreciation	2,795	—	27,896
Allowance for doubtful accounts	2,156	2,146	21,519
Tax loss carryforwards	23,472	22,123	234,274
Other	18,162	31,580	181,275
	148,472	154,645	1,481,904
Deferred tax liabilities:			
Deferred gain on hedging instruments	(25,126)	(23,061)	(250,783)
Undistributed earnings of consolidated subsidiaries and affiliates	(7,750)	(5,273)	(77,353)
Net unrealized gain on other securities	(2,282)	(2,281)	(22,776)
Other	(3,247)	(4,590)	(32,408)
	(38,406)	(35,206)	(383,331)
Valuation allowance	(134,084)	(134,736)	(1,338,297)
Net deferred tax liabilities	¥ (24,019)	¥ (15,297)	$ (239,734)

A reconciliations between the Japanese statutory tax rate and the Company's and the consolidated subsidiaries' effective tax rate for the year ended March 31, 2007 is summarized as follows:

Year ended March 31,	2007
Statutory tax rate	40.7%
Disallowed expenses, including entertainment expenses	2.6
Non-taxable income, including dividends received	(1.4)
Equity in earnings of affiliates	(1.9)
Inhabitants' per capita taxes	0.4
Changes in valuation allowance	86.7
Tax effect on undistributed earnings of consolidated subsidiaries and affiliates	0.1
Differences in tax rates of consolidated subsidiaries	(0.7)
Other	(2.8)
Effective tax rates	123.7%

The difference between the Japanese statutory tax rate and the Company's and the consolidated subsidiaries' effective tax rates for the year ended March 31, 2008 represented less than 5% of the statutory tax rate. As a result, a reconciliation for the year ended March 31, 2008 is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

For the year ended March 31, 2006, a reconciliation between the Japanese statutory tax rate and the Company's and the consolidated subsidiaries' effective tax rates is not required to be disclosed since the Company and the consolidated subsidiaries recorded loss before income taxes and minority interests. The statutory tax rate for the year ended March 31, 2006 was 40.7%.

9. Net Assets

The Corporation Law of Japan (the "Law"), which superseded most of the provisions of the Commercial Code of Japan, went into effect on May 1, 2006. The Law provides that an amount equal to at least 10% of the amount to be disbursed as distributions of capital surplus (except for distributions from additional paid-in capital) and retained earnings (except for distributions from the legal reserve) be appropriated to additional paid-in capital and the legal reserve, respectively, until the sum of additional paid-in capital and the legal reserve equals 25% of the capital stock account. Such distributions can be made at any time by resolution of the stockholders, or by the Board of Directors if certain conditions are met, but neither additional paid-in capital nor the legal reserve is available for distribution by resolution of the Board of Directors.

The Company issued 614,000 thousand shares of Class A Preferred Stock (the "Shares") on March 17, 2008 by way of a third-party allocation. The issue price was ¥250 per share. The Shares are non-voting, non-cumulative preferred stock which are convertible into shares of the Company's common stock. The holders of the Shares shall be entitled, and shall be given priority over the holders of common stock, to dividends calculated based on the preferred dividend coverage ratio (annual rate) with a cap amount of ¥25 per share. The preferred dividend coverage ratio is calculated by adding 3% to Japanese Yen TIBOR (Tokyo InterBank Offered Rate), which is determined on the first day of every fiscal year. Preferred dividends will be paid annually and the first payment will be made one year after the date of issuance, and interim dividends will not be paid. Furthermore, no dividends of surplus other than those specified above shall be paid to holders of the Shares. In addition, in the event of a liquidation or a dissolution, the Company shall distribute residual property of ¥250 per share to the holders of the Shares, and the shares shall have preference over the Company's shares of common stock for the distribution of assets.

The Shares are convertible, at the option of holders, after three years of the date of issuance until April 3, 2018 and on April 4, 2018, the Company has the option to convert the Shares to Company's common stock. The initial conversion price is to be determined by reference to either the market price for the thirty business days prior to March 17, 2011 (the "determination date") or the average share price in the period from the date of issuance to the day prior to the determination date, whichever is lower. During the conversion period, annually, the conversion price is subject to downward adjustment to a price equivalent to a price determined by reference to the average market price for the thirty

business days prior to March 17 (provided that the market price is not less than half of the initial conversion price) if such market price is less than the conversion price, and the new conversion price will not be modified upwards. The Shares outstanding at the end of the conversion period shall be converted into shares of the Company's common stock at the option of the Company based on the market price at the time.

The total number and periodic changes in the number of shares of stock in issue and the total number and periodic changes in the number of shares of common stock in treasury were as follows:

				Thousands of shares
Year ended March 31, 2008	At March 31, 2007	Increase	Decrease	At March 31, 2008
Number of shares of stock in issue:				
Common stock	2,732,383	—	—	2,732,383
Preferred stock	—	614,000	—	614,000
Number of shares of common stock in treasury:				
Common stock	2,934	565	462	3,037

The number of shares of preferred stock in issue increased by 614,000 thousand shares because of an allocation of shares of preferred stock to third parties.

The increase in common stock in treasury of 565 thousand shares during the year ended March 31, 2008 resulted from the Company's purchases of 565 thousand odd-lot shares of less than one unit at the request of the stockholders. The decrease in common stock in treasury of 462 thousand shares during the year ended March 31, 2008 resulted from the Company's sales of 274 thousand odd-lot shares of less than one unit at the request of the stockholders, a decrease of the equivalent of 52 thousand shares arising from changes in the scope of application of the equity method and a decrease of the equivalent of 135 thousand shares arising from a decrease in ownership interests in affiliates accounted for by the equity method.

				Thousands of shares
Year ended March 31, 2007	At March 31, 2006	Increase	Decrease	At March 31, 2007
Number of shares of stock in issue:				
Common stock	1,982,383	750,000	—	2,732,383
Number of shares of common stock in treasury:				
Common stock	2,863	534	464	2,934

The number of shares of common stock in issue increased by 700,000 thousand shares because of a public offering and by 50,000 thousand shares because of an allocation of shares of common stock to a third party.

The increase in common stock in treasury of 534 thousand shares during the year ended March 31, 2007 resulted from the Company's purchases of 531 thousand odd-lot shares of less than one unit at the request of the stockholders, purchases of the equivalent of 3 thousand shares by affiliates accounted for by the equity method and an increase of the equivalent of 0 thousand shares arising from an increase in the shareholding ratio of affiliates accounted for by the equity method. The decrease in common stock in treasury of 464 thousand shares during the year ended March 31, 2007 resulted from the Company's sales of 438 thousand odd-lot shares of less than one unit at the request of the stockholders and a decrease of the equivalent of 25 thousand shares arising from changes in the scope of application of the equity method.

10. Supplementary Cash Flow Information

The assets and liabilities of subsidiaries excluded from consolidation following the sales of their shares of common stock during the years ended March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
Years ended March 31,	2008	2007	2008
Current assets	¥18,450	¥31,620	$184,150
Fixed assets	10,475	21,390	104,551
Current liabilities	(13,783)	(28,992)	(137,568)
Noncurrent liabilities	(12,954)	(5,303)	(129,294)
Minority interests	(1,960)	(8,356)	(19,562)
Translation adjustments	2,452	—	24,473
Investment account after sales of shares of common stock	(1,520)	(2,667)	(15,171)
Decrease in retained earnings resulting from exclusion of consolidated subsidiaries	—	(673)	—
Gain on sales of investments in securities, net	13,931	9,162	139,045
Loss on investment in a subsidiary	(1,507)	—	(15,041)
Proceeds from sales of shares of common stock	13,582	16,180	135,562
Guarantee money deposited	(1,269)	—	(12,665)
Cash and cash equivalents held by subsidiaries	(4,319)	(6,627)	(43,108)
Net proceeds	¥ 7,993	¥ 9,552	$ 79,778

The assets and liabilities of a company included in consolidation following the purchase of its shares during the year ended March 31, 2008 were as follows:

Year ended March 31, 2008	Millions of yen	Thousands of U.S. dollars
Current assets	¥872	$8,703
Fixed assets	381	3,802
Current liabilities	(669)	(6,677)
Noncurrent liabilities	(376)	(3,752)
Minority interests	(118)	(1,177)
Expenditure for purchase of shares of common stock	(88)	(878)
Cash and cash equivalents held by a subsidiary	184	1,836
Net proceeds	¥ 95	$ 948

The assets and liabilities of a subsidiary's business which was transferred during the year ended March 31, 2007 were as follows:

Year ended March 31, 2007	Millions of yen
Current assets	¥ 634
Fixed assets	2,091
Current liabilities	(465)
Noncurrent liabilities	(376)
Gain on transfer of a subsidiary's business	3,339
Price of transfer of a subsidiary's business	5,223
Cash and cash equivalents of transferred business of a subsidiary	(278)
Net proceeds	¥4,944

11. Leases

As lessee

The following *pro forma* amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at March 31, 2008 and 2007, and the related depreciation and interest expense for the years ended March 31, 2008, 2007 and 2006, which would have been reflected in the accompanying consolidated balance sheets and the related consolidated statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

			Millions of yen
March 31, 2008	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥598,358	¥18,366	¥616,725
Less accumulated depreciation	(272,121)	(11,711)	(283,833)
Net book value	¥326,237	¥ 6,654	¥332,891

			Thousands of U.S. dollars
March 31, 2008	Flight equipment	Ground property and equipment	Total
Acquisition costs	$5,972,232	$183,311	$6,155,554
Less accumulated depreciation	(2,716,049)	(116,887)	(2,832,947)
Net book value	$3,256,183	$ 66,413	$3,322,597

			Millions of yen
March 31, 2007	Flight equipment	Ground property and equipment	Total
Acquisition costs	¥605,522	¥18,174	¥623,696
Less accumulated depreciation	(232,148)	(10,869)	(243,017)
Net book value	¥373,374	¥ 7,305	¥380,679

	Millions of yen			Thousands of U.S. dollars
Years ended March 31,	2008	2007	2006	2008
Depreciation expense	¥56,295	¥54,821	¥53,715	$561,882
Interest expense	¥ 4,831	¥ 5,090	¥ 5,369	$ 48,218

No impairment loss has been recognized on leased property for the years ended March 31, 2008, 2007 and 2006.

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥60,862 million ($607,465 thousand), ¥59,180 million and ¥58,155 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at March 31, 2008 and 2007 was as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Within 1 year	¥ 53,429	¥ 55,427	$ 533,276
Over 1 year	287,579	333,176	2,870,336
	¥341,009	¥388,603	$3,403,623

Future rental expenses under operating leases outstanding at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Within 1 year	¥ 37,783	¥ 30,218	$ 377,113
Over 1 year	252,478	186,673	2,519,992
	¥290,261	¥216,892	$2,897,105

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of the financing leases accounted for as operating leases at March 31, 2008 and 2007, and the related depreciation expense and interest revenues for the years ended March 31, 2008, 2007 and 2006, which are reflected in the accompanying consolidated balance sheets and the related consolidated statements of operations:

	Millions of yen
March 31, 2008	Ground property and equipment
Acquisition costs	¥946
Less accumulated depreciation	(492)
Net book value	¥454

	Thousands of U.S. dollars
March 31, 2008	Ground property and equipment
Acquisition costs	$9,442
Less accumulated depreciation	(4,910)
Net book value	$4,531

	Millions of yen
March 31, 2007	Ground property and equipment
Acquisition costs	¥779
Less accumulated depreciation	(411)
Net book value	¥368

	Millions of yen			Thousands of U.S. dollars
Years ended March 31,	2008	2007	2006	2008
Depreciation expense	¥175	¥166	¥281	$1,746
Interest revenues	¥ 17	¥ 17	¥ 17	$ 169

No impairment loss has been recognized on leased property for the years ended March 31, 2008, 2007 and 2006.

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥193 million ($1,926 thousand), ¥184 million and ¥317 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at March 31, 2008 and 2007 were as follows:

	Millions of yen		Thousands of U.S. dollars
March 31,	2008	2007	2008
Within 1 year	¥137	¥120	$1,367
Over 1 year	314	254	3,134
	¥451	¥374	$4,501

12. Commitments and Contingent Liabilities

Commitments outstanding at March 31, 2008 for the purchases of significant property and equipment amounted to ¥1,283,670 million ($12,812,356 thousand).

Certain consolidated subsidiaries lease aircraft, office space, hotel facilities, warehouses and office equipment. These leases are customarily renewed upon expiration.

At March 31, 2008, contingent liabilities for guarantees, principally for employees, amounted to ¥4,471 million ($44,625 thousand), and contingent liabilities for commitments such as guarantees, keep-well agreements and other, and for affiliates and employees amounted to ¥981 million ($9,791 thousand).

One consolidated subsidiary provides a line-of-credit facility as part of its financing activities. The amounts provided, used and unused,

at March 31, 2008 were ¥1,550 million ($15,470 thousand), ¥202 million ($2,016 thousand) and ¥1,347 million ($13,444 thousand), respectively.

JALI is alleged to have been involved in anti-competitive practices such as price-fixing and collusion with several international cargo operators and its cargo operation office in Frankfurt was investigated by the European Union antitrust authorities on February 14, 2006. On the same date, the U.S. Department of Justice inspected JALI's cargo operation office in New York. And JALI was investigated by the antitrust authorities in Canada, Switzerland, Australia and other. Certain air cargo customers have filed several class action lawsuits in the U.S. against international cargo operators including JALI claiming that alleged price-fixing practices have damaged their interests. The plaintiffs are seeking unspecified treble damages and costs and attorneys' fees; however, no specific amounts of damages or compensation have been claimed in these class action proceedings. In Canada and Australia, several class action lawsuits have been filed.

Management of the Company holds the view that investigations and class action lawsuits on alleged anti-competitive practices could have a material impact on the results of operations of the Company and the group. In relation to the U.S. Department of Justice's investigation, JALI agreed to pay a fine of U.S.$110 million to the U.S. Department of Justice; therefore, a provision of such amount has been included in the reserve for loss on antitrust litigation. Furthermore, the reserve for loss on antitrust litigation includes a provision for the estimated amount of contingent losses which are expected to be incurred as a result of the outcome of the investigation of the European Union antitrust authorities. In other cases, however, management is unable to estimate the possible outcomes of the ongoing investigations and class action lawsuits reasonably at this stage.

13. Elimination of Accumulated Deficit

The Company's non-consolidated accumulated deficit at March 31, 2006 consisted of the following:

March 31, 2006	Millions of yen
Other capital surplus	¥ 63,458
Accumulated deficit brought forward	(131,274)
	¥ (67,815)

A proposal for disposition, which was not reflected in the consolidated balance sheet at March 31, 2006, of the Company's non-consolidated accumulated deficit carried forward of ¥131,274 million at March 31, 2006 was approved at a stockholders' meeting held on June 28, 2006. A portion of the deficit in the amount of ¥90,186 million at March 31, 2006 was offset against reversals of additional paid-in capital of ¥67,815 million and other capital surplus of ¥63,458 million.

14. Amounts Per Share

Basic net income (loss) per share has been computed based on the net income (loss) available for distribution to or allocable to the stockholders of common stock and the weighted-average number of shares of common stock outstanding during each year. Diluted net income per share is computed based on the net income available for distribution to the stockholders and the weighted-average number of shares of common stock outstanding during each year after giving effect to the potentially dilutive securities to be issued upon the conversion of convertible bonds. However, diluted net income per share had not been presented for the years ended March 31, 2007 and 2006 since the Company posted a net loss per share.

			Yen	U.S. dollars
Years ended March 31,	2008	2007	2006	2008
Net income (loss) per share of common stock:				
Basic	¥6.20	¥(6.52)	¥(23.88)	$0.061
Diluted	¥6.03	¥ —	¥ —	$0.060

The following table sets forth the computation of basic net income (loss) per share of common stock and diluted net income per share of common stock for the years ended March 31, 2008, 2007 and 2006:

			Millions of yen	Thousands U.S. dollars
Years ended March 31,	2008	2007	2006	2008
Net income (loss) available for (allocable to) stockholders of common stock:				
Net income (loss)	¥16,921	¥(16,267)	¥(47,243)	$168,889
Less: Appropriations for payment of bonuses to directors and statutory auditors	—	—	(31)	—
	¥16,921	¥(16,267)	¥(47,274)	$168,889

			Thousands of shares
Years ended March 31,	2008	2007	2006
Weighted-average number of shares of common stock outstanding	2,729,425	2,494,888	1,979,708
Effect of dilutive securities:			
Convertible bond	50,737	—	—
Preferred stock	24,574	—	—
	75,311	—	—

Under Japanese GAAP, as a result of a revision to "Implementation Guidance on Accounting Standard for Earnings Per Share" (Accounting Standards Board of Japan Implementation Guidance No. 4) on January 31, 2006, the balance of "Net unrealized gain on hedging instruments, net of taxes" was reflected in net assets in the accompanying consolidated balance sheet at March 31, 2007. Net assets per share would have amounted to ¥101.04 if the same method as that of the corresponding period of the prior year had been followed at March 31, 2007.

Net assets per share have been computed based on the net assets available for distribution to stockholders of common stock and the number of shares of common stock outstanding at each balance sheet date.

		Yen	U.S. dollars
March 31,	2008	2007	2008
Net assets per share	¥110.08	¥113.97	$1.098

15. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, card and lease operations, trading and other airline-related business. This segmentation has been determined for internal management purposes. Businesses other than the air transportation, airline-related business, travel services and card and lease operations were insignificant to the consolidated results of operations of the Company and its consolidated subsidiaries and, accordingly, have been included in "Other."

The business segment information of the Company and its consolidated subsidiaries for the years ended March 31, 2008, 2007 and 2006 is summarized as follows:

Millions of yen

Year ended March 31, 2008	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:								
Sales to third parties	¥1,625,960	¥154,883	¥369,367	¥ 17,735	¥ 62,469	¥2,230,416	¥ —	¥2,230,416
Inter-group sales and transfers	200,756	193,943	4,355	48,116	38,932	486,103	(486,103)	—
Total	1,826,717	348,827	373,722	65,851	101,401	2,716,520	(486,103)	2,230,416
Operating expenses	1,748,018	344,590	372,794	61,960	98,768	2,626,132	(485,728)	2,140,403
Operating income	¥ 78,698	¥ 4,236	¥ 928	¥ 3,891	¥ 2,632	¥ 90,388	¥ (375)	¥ 90,013
Identifiable assets	¥2,079,366	¥ 97,065	¥ 65,281	¥249,865	¥ 62,696	¥2,554,275	¥(431,491)	¥2,122,784
Depreciation and amortization	¥ 107,334	¥ 2,701	¥ 862	¥ 4,456	¥ 1,397	¥ 116,751	¥ (170)	¥ 116,580
Loss on impairment of fixed assets	¥ 9,470	¥ —	¥ —	¥ —	¥ 4,141	¥ 13,612	¥ (110)	¥ 13,501
Capital expenditures	¥ 202,038	¥ 1,437	¥ 744	¥ 1,398	¥ 1,589	¥ 207,208	¥ (5,120)	¥ 202,088

Thousands of U.S. dollars

Year ended March 31, 2008	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:								
Sales to third parties	$16,228,765	$1,545,892	$3,686,665	$ 177,013	$ 623,505	$22,261,862	$ —	$22,261,862
Inter-group sales and transfers	2,003,752	1,935,752	43,467	480,247	388,581	4,851,811	(4,851,811)	—
Total	18,232,528	3,481,654	3,730,132	657,261	1,012,087	27,113,684	(4,851,811)	22,261,862
Operating expenses	17,447,030	3,439,365	3,720,870	618,424	985,806	26,211,518	(4,848,068)	21,363,439
Operating income	$ 785,487	$ 42,279	$ 9,262	$ 38,836	$ 26,270	$ 902,165	$ (3,742)	$ 898,422
Identifiable assets	$20,754,226	$ 968,809	$ 651,572	$2,493,911	$ 625,771	$25,494,310	$(4,306,727)	$21,187,583
Depreciation and amortization	$ 1,071,304	$ 26,958	$ 8,603	$ 44,475	$ 13,943	$ 1,165,295	$ (1,696)	$ 1,163,589
Loss on impairment of fixed assets	$ 94,520	$ —	$ —	$ —	$ 41,331	$ 135,861	$ (1,097)	$ 134,753
Capital expenditures	$ 2,016,548	$ 14,342	$ 7,425	$ 13,953	$ 15,859	$ 2,068,150	$ (51,102)	$ 2,017,047

As described in Note 7, on April 1, 2008, JALI revised its retirement plan. As a result, operating income increased by ¥20,077 million ($200,389 thousand) for the year ended March 31, 2008 in the "Air transportation."

Millions of yen

Year ended March 31, 2007	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:								
Sales to third parties	¥1,601,152	¥172,252	¥370,979	¥ 15,500	¥142,029	¥2,301,915	¥ —	¥2,301,915
Inter-group sales and transfers	200,367	196,488	8,745	50,320	73,872	529,794	(529,794)	—
Total	1,801,520	368,741	379,725	65,820	215,901	2,831,709	(529,794)	2,301,915
Operating expenses	1,798,901	360,391	380,546	59,923	208,610	2,808,373	(529,376)	2,278,997
Operating income (loss)	¥ 2,618	¥ 8,350	¥ (821)	¥ 5,897	¥ 7,291	¥ 23,336	¥ (418)	¥ 22,917
Identifiable assets	¥2,005,484	¥124,809	¥ 68,221	¥248,968	¥ 72,687	¥2,520,170	¥(428,937)	¥2,091,233
Depreciation and amortization	¥ 104,872	¥ 2,814	¥ 1,070	¥ 5,861	¥ 3,171	¥ 117,789	¥ (228)	¥ 117,561
Loss on impairment of fixed assets	¥ 2,591	¥ —	¥ —	¥ —	¥ 9	¥ 2,600	¥ —	¥ 2,600
Capital expenditures	¥ 152,357	¥ 2,810	¥ 843	¥ 1,551	¥ 3,319	¥ 160,882	¥ (699)	¥ 160,183

As described in Note 7, on October 1, 2006, JALD was merged into JALI. Accordingly, a pension scheme of JALI under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits either to a defined contribution plan or to an early payment scheme has been adopted by the former employees of JALD. As a result, operating income increased by ¥3,957 million for the year ended March 31, 2007 in the "Air transportation."

As described in Note 7, on March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. As a result, operating income increased by ¥36,639 million for the year ended March 31, 2007 in the "Air transportation."

As described in Note 2.a., effective April 1, 2006, JALI has changed its method of accounting for depreciation related to aircraft spare parts to the straight-line method, from the declining-balance method. The effect of this change was to increase operating income for the year ended March 31, 2007 by ¥1,408 million in the "Air transportation" over the amount which would have been recorded under the previous method.

Millions of yen

Year ended March 31, 2006	Air transportation	Airline-related business	Travel services	Card and lease operations	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:								
Sales to third parties	¥1,515,602	¥149,814	¥379,435	¥ 14,264	¥140,268	¥2,199,385	¥ —	¥2,199,385
Inter-group sales and transfers	217,380	193,102	35,950	45,881	72,374	564,690	(564,690)	—
Total	1,732,983	342,917	415,385	60,146	212,643	2,764,075	(564,690)	2,199,385
Operating expenses	1,776,412	337,065	414,723	55,837	206,539	2,790,577	(564,357)	2,226,220
Operating (loss) income	¥ (43,429)	¥ 5,852	¥ 662	¥ 4,309	¥ 6,104	¥ (26,501)	¥ (332)	¥ (26,834)
Identifiable assets	¥1,942,227	¥127,386	¥ 75,398	¥170,713	¥119,946	¥2,435,673	¥(274,433)	¥2,161,240
Depreciation and amortization	¥ 108,369	¥ 3,120	¥ 1,171	¥ 8,788	¥ 3,943	¥ 125,392	¥ (266)	¥ 125,126
Loss on impairment of fixed assets	¥ 3,739	¥ 1,394	¥ 49	¥ —	¥ 13,597	¥ 18,780	¥ (74)	¥ 18,705
Capital expenditures	¥ 137,748	¥ 1,693	¥ 932	¥ 927	¥ 4,272	¥ 145,575	¥ (108)	¥ 145,466

As described in Note 2.d., effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted an accounting standard for impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" (Accounting Standard Board of Japan Implementation Guidance No. 6 issued on October 31, 2003). As a result, operating income for the year ended March 31, 2006 increased by ¥158 million in the "Other" over the amount which would have been recorded under the previous method.

b. Geographic segment information

The worldwide operations of the Company and its consolidated subsidiaries are geographically segmented into Japan and other areas. Areas other than Japan include Asia and Oceania, North and South America and Europe. Geographical segmentation is based on the geographical proximity of the countries and areas. In addition, revenue from international operations of the airlines is treated as revenue earned in Japan.

Total assets in the "Japan" at March 31, 2008 and operating revenues from operations in the "Japan" for the year then ended represented more than 90% of consolidated total assets and consolidated operating revenues. As a result, geographic segment information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

Millions of yen

Year ended March 31, 2007	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:					
Sales to third parties	¥2,088,370	¥213,544	¥2,301,915	¥ —	¥2,301,915
Inter-group sales and transfers	24,276	70,347	94,624	(94,624)	—
Total	2,112,647	283,892	2,396,539	(94,624)	2,301,915
Operating expenses	2,090,211	283,111	2,373,322	(94,325)	2,278,997
Operating income	¥ 22,435	¥ 780	¥ 23,216	¥ (298)	¥ 22,917
Identifiable assets	¥2,041,942	¥ 57,210	¥2,099,152	¥ (7,919)	¥2,091,233

As described in Note 7, on October 1, 2006, JALD was merged into JALI. Accordingly, a pension scheme of JALI under which employees have the option to change a portion of their existing lump-sum payment of retirement benefits either to a defined contribution plan or to an early payment scheme has been adopted by the former employees of JALD. As a result, operating income increased by ¥3,957 million for the year ended March 31, 2007 in the "Japan."

As described in Note 7, on March 15, 2007, JALI received approval from the Minister of Health, Labour and Welfare with respect to its application for exemption from the benefit obligation related to future employee services under the substitutional portion of the WPFP. As a result, operating income increased by ¥36,639 million for the year ended March 31, 2007 in the "Japan."

As described in Note 2.a., effective April 1, 2006, JALI changed its method of accounting for depreciation related to aircraft spare parts to the straight-line method, from the declining-balance method. The effect of this change was to increase operating income for the year ended March 31, 2007 by ¥1,408 million in the "Japan" over the amount which would have been recorded under the previous method.

Millions of yen

Year ended March 31, 2006	Japan	Other	Total	General corporate assets and intercompany eliminations	Consolidated
Operating revenues:					
Sales to third parties	¥2,009,231	¥190,154	¥2,199,385	¥ —	¥2,199,385
Inter-group sales and transfers	27,298	73,266	100,564	(100,564)	—
Total	2,036,529	263,420	2,299,949	(100,564)	2,199,385
Operating expenses	2,064,547	262,020	2,326,568	(100,348)	2,226,220
Operating (loss) income	¥ (28,018)	¥ 1,400	¥ (26,618)	¥ (215)	¥ (26,834)
Identifiable assets	¥2,110,754	¥ 62,241	¥2,172,995	¥ (11,754)	¥2,161,240

As described in Note 2.d., effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted an accounting standard for the impairment of fixed assets ("Opinion Concerning the Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Council on August 9, 2002) and the "Implementation Guidance on the Accounting Standard for Impairment of Fixed Assets" (Accounting Standards Board of Japan Implementation Guidance No. 6 issued on October 31, 2003). As a result, operating loss for the year ended March 31, 2006 decreased by ¥158 million in the "Japan" from the amount which would have been recorded under the previous method.

c. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of three domestic airline subsidiaries rendered during the years ended March 31, 2008, 2007 and 2006, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan, for the years ended March 31, 2008, 2007 and 2006 were as follows:

Millions of yen

Year ended March 31, 2008	Asia and Oceania	North and South America	Europe	Total
Operating revenues from overseas operations	¥498,825	¥410,908	¥215,715	¥1,125,449
Consolidated operating revenues				¥2,230,416
Operating revenues from overseas operations as a percentage of consolidated operating revenues	22.4%	18.4%	9.7%	50.5%

Thousands of U.S. dollars

Year ended March 31, 2008	Asia and Oceania	North and South America	Europe	Total
Operating revenues from overseas operations	$4,978,790	$4,101,287	$2,153,059	$11,233,147
Consolidated operating revenues				$22,261,862
Operating revenues from overseas operations as a percentage of consolidated operating revenues	22.4%	18.4%	9.7%	50.5%

Millions of yen

Year ended March 31, 2007	Asia and Oceania	North and South America	Europe	Total
Operating revenues from overseas operations	¥471,065	¥421,152	¥217,529	¥1,109,747
Consolidated operating revenues				¥2,301,915
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.5%	18.3%	9.4%	48.2%

Millions of yen

Year ended March 31, 2006	Asia and Oceania	North and South America	Europe	Total
Operating revenues from overseas operations	¥442,156	¥388,791	¥206,853	¥1,037,801
Consolidated operating revenues				¥2,199,385
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.1%	17.7%	9.4%	47.2%

16. Derivatives and Hedging Activities

Certain consolidated subsidiaries utilize forward foreign exchange contracts and currency options on a consistent basis to hedge certain foreign currency transactions related to foreign purchase commitments, principally for flight equipment and foreign accounts receivable and payable. The Company and its consolidated subsidiaries also utilize currency swaps and interest-rate swaps to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their cash flows. Certain consolidated subsidiaries also enter into a variety of swaps and options in their management of risk exposure related to the commodity prices of fuel.

The Company and a certain significant consolidated subsidiary enter into these hedging transactions in accordance with the internal guidelines and strategies established by management. The routine operations of the department which is responsible for hedging transactions are examined by other departments. Gain and loss on hedging instruments and the assessment of hedge effectiveness, which is performed both at inception and on an ongoing basis, are reported at meetings of the related department managers on a timely basis. Certain other consolidated subsidiaries have adopted procedures for hedging transactions which are more simplified than those adopted by the Company.

The contract amounts and the estimated fair value of the open derivatives positions to which hedge accounting is applied are not required to be disclosed in accordance with accounting principles generally accepted in Japan.

The contract amount and the estimated fair value of the open derivatives positions at March 31, 2008 which do not meet the criteria required for the application of hedge accounting are summarized as follows:

Millions of yen

March 31, 2008	Contract amount (premium)	Estimated fair value	Net unrealized loss
Commodities:			
Options:			
Buy	¥16,270	¥218	¥(885)
	(1,104)		
			¥(885)

Thousands of U.S. dollars

March 31, 2008	Contract amount (premium)	Estimated fair value	Net unrealized loss
Commodities:			
Options:			
Buy	$162,391	$2,175	$(8,833)
	(11,019)		
			$(8,833)

All derivative transactions were conducted as over-the-counter transactions.

All derivative transactions expire within a year.

Fair value is estimated based on prices quoted by financial institutions and others.

All open derivatives positions at March 31, 2007 met the criteria required for the application of hedge accounting.

17. Loss on Impairment of Fixed Assets

Certain consolidated subsidiaries have recognized impairment losses on the following groups of assets in the accompanying consolidated statement of income for the year ended March 31, 2008:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment, buildings and structures and other	Saipan and other
Idle assets	Buildings and structures and other	Ota-ku, Tokyo
Golf courses	Land, buildings and structures and other	Asahikawa-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥13,501 million ($134,753 thousand) has been recognized as a non-operating expense in the accompanying consolidated statement of income for the year ended March 31, 2008. A breakdown of the total loss on impairment of fixed assets is as follows: ¥5,624 million ($56,133 thousand) on buildings and structures, ¥6,433 million ($64,208 thousand) on flight equipment, ¥662 million ($6,607 thousand) on land and ¥780 million ($7,785 thousand) on other.

The Company and its consolidated subsidiaries estimate recoverable amounts as the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.0%.

In addition, a certain affiliates which are accounted for by the equity method has recognized loss on impairment of fixed assets by a method similar to that applied by the Company and its consolidated subsidiaries. Consequently, a loss on impairment of fixed assets of ¥7 million ($69 thousand) was recognized in equity in earnings of affiliates for the year ended March 31, 2008.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the year ended March 31, 2007:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Assets to be sold	Flight equipment	—
Idle assets	Other assets	Naha-shi, Okinawa Pref.
Other operational assets	Buildings and other	Obihiro-shi, Hokkaido and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥2,600 million was recognized as a non-operating expense in the accompanying consolidated statement of operations for the year ended March 31, 2007. A breakdown of the total loss on impairment of fixed assets is as follows: ¥2,581 million on flight equipment, ¥10 million on other assets and ¥9 million on buildings and other.

The Company and its consolidated subsidiaries estimate recoverable amounts at the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 4.6%.

In addition, certain affiliates which are accounted for by the equity method recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, loss on impairment of fixed assets of ¥188 million was recognized as equity in earnings of affiliates for the year ended March 31, 2007.

Certain consolidated subsidiaries recognized impairment losses on the following groups of assets in the accompanying consolidated statement of operations for the year ended March 31, 2006:

Assets utilized in the Company's and consolidated subsidiaries' operations	Groups of assets	Locations
Golf courses	Land, buildings and structures and other	Tomakomai-shi, Hokkaido and other
Other operational assets	Land and other	Osaka-shi and other
Assets to be sold	Land, buildings and flight equipment	Chitose-shi, Hokkaido and other
Idle assets	Land and other	Ito-shi, Shizuoka Pref., and other

Assets are attributed or allocated to cash generating units which generate largely independent cash flows for calculating impairment losses. Facilities which are expected to be unprofitable, assets to be sold and idle assets are written down to their respective recoverable amounts. Consequently, an impairment loss of ¥18,705 million was recognized as a non-operating expense in the accompanying consolidated statement of operations for the year ended March 31, 2006. A breakdown of the total loss on impairment of fixed assets is as follows: ¥10,361 million on buildings and structures, ¥6,274 million on land, ¥1,853 million on flight equipment and ¥216 million on other.

The Company and its consolidated subsidiaries estimate recoverable amounts at the higher of fair value less costs to sell and value in use. Fair value is based on reasonable estimates made by the Company and its consolidated subsidiaries in accordance with data sources from the Official Road Ratings or other appropriate indexes and the contract amounts of sales and value in use is calculated by discounting estimated future cash flows at the rate of 5.2%.

In addition, certain affiliates which are accounted for by the equity method recognized loss on impairment of fixed assets by a method similar to that adopted by the Company and its consolidated subsidiaries. Consequently, loss on impairment of fixed assets of ¥18 million was recognized as equity in earnings of affiliates for the year ended March 31, 2006.

18. Subsequent Event

On May 2, 2008, JALI entered into an agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") to sell 3,950 shares of JAL Card, Inc. ("JCI"), which is a consolidated subsidiary of the Company, or 49.375% of shares of common stock issued by JCI, to BTMU on July 1, 2008. As a result, JALI will own 50.625% of shares of common stock of JCI. At the same time, JALI, JCI, BTMU, Mitsubishi UFJ NICOS Co., Ltd. and JCB Co., Ltd. entered into a business collaboration agreement regarding the credit card business.

A related gain recognized on sale of investment in securities and the business collaboration of ¥42,000 million ($419,203 thousand) in the aggregate is expected to be recognized as non-operating income for the year ending March 31, 2009.

The Board of Directors
Japan Airlines Corporation

We have audited the accompanying consolidated balance sheets of Japan Airlines Corporation (the "Company") and consolidated subsidiaries as of March 31, 2008 and 2007, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the three years in the period ended March 31, 2008, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Japan Airlines Corporation and consolidated subsidiaries at March 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in Japan.

Supplemental Information

As described in Note 18, on May 2, 2008, Japan Airlines International Co., Ltd., which is a consolidated subsidiary of the Company, entered into an agreement with The Bank of Tokyo-Mitsubishi UFJ, Ltd. ("BTMU") to sell shares of JAL Card, Inc. to BTMU.

As described in Note 2.b., effective April 1, 2006, the Company adopted an accounting standard for the presentation of net assets in the balance sheet.

As described in Note 2.d., effective April 1, 2005, the Company adopted an accounting standard for the impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 3.

Ernst & Young ShinNihon

June 25, 2008

Consolidated Subsidiaries

Principal Business	*Company Name*	*Date of Establishment*	*Paid-in Capital*	*JAL's Equity Ownership (%)*
Air Transportation				
Air Transport	**JAPAN AIRLINES INTERNATIONAL CO., LTD.**	October 1, 1953	¥ 100,000 million	100.0
	HOKKAIDO AIR SYSTEM CO., LTD.	September 30, 1997	¥ 490 million	51.0*
	J-AIR CO., LTD.	August 8, 1996	¥ 200 million	100.0*
	JAL EXPRESS CO., LTD.	April 1, 1997	¥ 2,500 million	100.0*
	JALWAYS CO., LTD.	October 5, 1990	¥ 3,000 million	100.0*
	JAPAN AIR COMMUTER CO., LTD.	July 1, 1983	¥ 300 million	60.0*
	JAPAN ASIA AIRWAYS COMPANY, LTD.	August 8, 1975	¥ 4,310 million	100.0
	JAPAN TRANSOCEAN AIR CO., LTD.	June 20, 1967	¥ 4,537 million	70.1*
	RYUKYU AIR COMMUTER CO., LTD.	December 24, 1985	¥ 396 million	72.9*
Airline-Related Business				
Air Cargo	**CONTACT CUSTOMS CLEARANCE, INC.**	March 6, 1992	US$ 0.005 million	100.0*
	JAL CARGO SALES CO., LTD.	January 22, 2001	¥ 50 million	100.0*
	JAL CARGO SERVICE CO., LTD.	October 14, 1982	¥ 50 million	100.0*
	JAL CARGO SERVICE KYUSHU CO., LTD.	June 1, 1987	¥ 20 million	80.0*
	JAL KANSAI AIRCARGO SYSTEM CO., LTD.	December 10, 1975	¥ 123 million	69.2*
	JAL TRANS, INC.	April 1, 1988	US$ 1,630 million	87.7*
	JUPITER GLOBAL LIMITED	May 17, 1983	HK$ 1 million	100.0*
	NARITA LOGISTIC TERMINAL CO., LTD.	April 1, 2003	¥ 100 million	100.0*
Aircraft Fuels	**OKINAWA FUELING FACILITIES COMPANY, LTD.**	November 1, 1974	¥ 100 million	60.0*
Aircraft Maintenance	**JAL AIRTECH CO., LTD.**	September 11, 1958	¥ 315 million	70.0*
	JAL AVIATION TECHNOLOGIES CO., LTD.	July 1, 1988	¥ 47 million	100.0*
	JAL ENGINE TECHNOLOGIES CO., LTD.	October 1, 1988	¥ 80 million	100.0*
	JAL GROUND AIR SERVICE CO., LTD.	November 11, 1969	¥ 12 million	85.0*
	JAL MAINTENANCE SERVICE CO., LTD.	February 10, 1982	¥ 10 million	100.0*
	JAL NARITA AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1988	¥ 28 million	100.0*
	JAL SIMULATOR ENGINEERING CO., LTD.	December 1, 2003	¥ 10 million	100.0*
	JAL TECHNO SERVICE CO., LTD.	August 24, 1977	¥ 20 million	81.3*
	JAL TOKYO AIRCRAFT MAINTENANCE CO., LTD.	April 1, 1983	¥ 12 million	100.0*
Airport-Related Services	**CHUBU SKY SUPPORT CO., LTD.**	July 12, 2004	¥ 100 million	100.0*
	JAL ABC, INC.	December 15, 1977	¥ 100 million	51.0*
	JAL CARGO HANDLING CO., LTD.	September 2, 1999	¥ 50 million	100.0*
	JAL GROUND SERVICE CO., LTD.	March 1, 1957	¥ 474 million	100.0*
	JAL GROUND SERVICE KANSAI CO., LTD.	April 14, 1989	¥ 96 million	100.0*
	JAL GROUND SERVICE KYUSHU CO., LTD.	December 12, 1995	¥ 10 million	100.0*
	JAL GROUND SERVICE OSAKA CO., LTD.	December 12, 1995	¥ 10 million	100.0*
	JAL GROUND SERVICE SAPPORO CO., LTD.	December 16, 1989	¥ 10 million	97.7*
	JAL GROUND SUPPORT NARITA CO., LTD.	July 6, 2001	¥ 20 million	100.0*
	JAL HAWAII, INCORPORATED	July 1, 1998	US$ 100,000	100.0*
	JAL NAVIA CO., LTD.	December 1, 1988	¥ 50 million	100.0*
	JAL NAVIA FUKUOKA CO., LTD.	April 16, 1990	¥ 10 million	100.0*
	JAL NAVIA OSAKA CO., LTD.	November 16, 1988	¥ 10 million	100.0*
	JAL NAVIA SAPPORO CO., LTD.	October 1, 2003	¥ 10 million	100.0*
	JAL PASSENGER SERVICES AMERICA INCORPORATED	January 26, 1996	US$ 205,000	100.0*
	JAL SKY SERVICE CO., LTD.	September 13, 1982	¥ 100 million	100.0*
	JALSKY FUKUSHIMA COMPANY, LTD.	September 21, 1992	¥ 15 million	100.0*
	JALSKY HAKODATE COMPANY, LTD.	May 9, 1989	¥ 15 million	100.0*
	JALSKY KANAZAWA COMPANY, LTD.	July 1, 1991	¥ 10 million	100.0*
	JALSKY KANSAI COMPANY, LTD.	June 1, 1992	¥ 50 million	100.0*
	JALSKY KYUSHU COMPANY, LTD.	April 3, 1986	¥ 30 million	100.0*
	JALSKY NAGASAKI COMPANY, LTD.	December 23, 1987	¥ 15 million	100.0*
	JALSKY NAGOYA COMPANY, LTD.	March 5, 1984	¥ 30 million	100.0*
	JALSKY NAHA COMPANY, LTD.	December 25, 1989	¥ 30 million	100.0*
	JALSKY OSAKA COMPANY, LTD.	January 26, 1988	¥ 30 million	100.0*
	JALSKY SAPPORO COMPANY, LTD.	December 24, 1987	¥ 30 million	100.0*
	JALSKY SENDAI COMPANY, LTD.	November 11, 1998	¥ 10 million	100.0*
	JALSKY TOKYO COMPANY, LTD.	February 2, 1998	¥ 50 million	100.0*
	JALWAVE COMPANY, LTD.	December 1, 1998	¥ 30 million	100.0*
	JTA SOUTHERN SKY SERVICE CO., LTD.	June 5, 2000	¥ 20 million	100.0*
	NEW TOKYO SERVICE CO., LTD.	August 24, 1974	¥ 10 million	100.0*
	OKINAWA AIRPORT SERVICE COMPANY, LTD.	October 1, 1965	¥ 33 million	100.0*

Principal Business	Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership (%)
Catering	**INFLIGHT FOODS CO., LTD.**	June 25, 1986	¥ 100 million	100.0*
	INTERNATIONAL IN-FLIGHT CATERING CO., LTD.	July 20, 1971	US$ 2 million	56.7*
	JAL ROYAL CATERING CO., LTD.	January 16, 1992	¥ 2,000 million	51.0*
	NARITA DRY ICE CO., LTD.	August 25, 1981	¥ 50 million	100.0*
	TFK CORPORATION	December 9, 1959	¥ 497 million	50.7*
Cultural Activities and Publishing	**JAL BRAND COMMUNICATIONS CO., LTD.**	March 8, 2004	¥ 100 million	100.0
Travel Services				
Hotel and Travel Services	**ASIA CREATIVE TOURS CO., LTD.**	October 14, 1975	¥ 50 million	100.0*
	CREATIVE GREETING SERVICE, INC.	October 1, 1991	US$ 10,000	100.0*
	CREATIVE TOURS (SINGAPORE) PTE. LTD.	May 1, 1979	S$ 1,655,000	100.0*
	CREATIVE TOURS LTD.	September 14, 1973	GBP 96,627	100.0*
	EURO CREATIVE TOURS (U.K.) LTD.	October 17, 1980	GBP 80,000	100.0*
	HAWAII HOTEL RESERVATIONS SYSTEMS, INC.	October 1, 1997	US$ 10,000	100.0*
	J INTER CO., LTD.	February 7, 1997	¥ 10 million	100.0*
	J PRO CO., LTD.	December 4, 1998	¥ 30 million	100.0*
	JAL OKINAWA CO., LTD.	July 5, 2000	¥ 50 million	100.0*
	JAL SALES CO., LTD.	December 15, 1993	¥ 460 million	100.0*
	JAL SALES HOKKAIDO CO., LTD.	December 15, 1993	¥ 250 million	100.0*
	JAL SALES KYUSHU CO., LTD.	May 23, 1984	¥ 200 million	100.0*
	JAL SALES WESTERN JAPAN CO., LTD.	November 18, 1994	¥ 240 million	100.0*
	JAL SATELLITE TRAVEL CO., LTD.	August 17, 1979	HK$ 750,000	100.0*
	JAL TOURS CO., LTD.	April 1, 1978	¥ 80 million	81.4*
	JALPAK CO., LTD.	April 4, 1969	¥ 900 million	78.6*
	JALPAK DE MEXICO, S.A. DE C.V.	February 24, 1987	MXN 2,273,639	100.0*
	JALPAK HOLDING U.S.A., INC.	April 1, 1999	US$ 100	100.0*
	JALPAK INTERNATIONAL AMERICA, INC.	July 29, 1970	US$ 1,250,000	100.0*
	JALPAK INTERNATIONAL (AUSTRIA) GES. M.B.H.	March 19, 1985	EUR 72,672	75.0*
	JALPAK INTERNATIONAL (CHINA) CO., LTD.	November 13, 2003	US$ 600,000	100.0*
	JALPAK INTERNATIONAL (EUROPE) B.V.	November 1, 1979	EUR 900,000	100.0*
	JALPAK INTERNATIONAL (FRANCE), S.A.S.	April 1, 1974	EUR 160,000	100.0*
	JALPAK INTERNATIONAL (GERMANY) GMBH	October 26, 1979	EUR 102,500	100.0*
	JALPAK INTERNATIONAL (SPAIN) S.A.	September 21, 1982	EUR 180,303	100.0*
	JALPAK INTERNATIONAL ASIA PTE LTD.	February 4, 1997	S$ 146,330	100.0*
	JALPAK INTERNATIONAL HAWAII, INC.	April 1, 1990	US$ 1 million	100.0*
	JALPAK INTERNATIONAL HONG KONG CO., LTD.	May 31, 1974	HK$ 550,000	100.0*
	JALPAK INTERNATIONAL MICRONESIA, INC.	April 1, 1986	US$ 1 million	100.0*
	JALPAK INTERNATIONAL OCEANIA PTY LIMITED	March 27, 1984	A$ 500,000	100.0*
	JALPAK INTERNATIONAL U.S.A., INC.	July 7, 2005	US$ 1,250,000	100.0*
	JALPAK INTERNATIONAL (THAILAND) CO., LTD.	November 9, 2000	THB 6 million	100.0*
	JALPAK MALAYSIA SDN. BHD.	September 19, 1970	MYR 466,000	100.0*
	JALPAK SERVICE INC.	July 24, 1980	¥ 30 million	100.0*
	JALPAK TOUR & TRAVEL (THAILAND) CO., LTD.	October 1, 1979	THB 6 million	73.3*
	P.T. JALPAK INTERNATIONAL BALI	October 1, 2000	IDR 2,848,500 thousand	100.0*
	P.T. TAURINA TRAVEL JAYA	April 1, 1982	IDR 500 million	51.0*
	TOUR CREATE, INC.	April 1, 1994	US$ 10,000	100.0*
	TRANS QUALITY, INC.	June 1, 1990	US$ 200,000	100.0*
	UNIVERSAL HOLIDAYS, INC.	February 21, 1978	PHP 10 million	100.0*
Card and Lease Operations				
Financial Services	**JAL CAPITAL CO., LTD.**	July 25, 1988	¥ 3,500 million	100.0
	JAL CAPITAL CORPORATION	September 4, 1992	US$ 20	100.0*
	JALCARD, INC.	October 30, 1984	¥ 400 million	100.0*
	JLC INSURANCE COMPANY LIMITED	November 22, 2002	US$ 2 million	100.0*
Other				
Air Cargo	**JAL LOGISTICS INC.**	March 28, 1970	¥ 144 million	72.0*
Cultural Activities and Publishing	**JAL ACADEMY CO., LTD.**	June 10, 1985	¥ 50 million	100.0*
	JAL BUSINESS CO., LTD.	November 8, 1979	¥ 100 million	89.8*
	JAL GROUP SENIOR CENTER CO., LTD.	November 1, 2005	¥ 50 million	100.0*
	JAL LIVRE CO., LTD.	October 1, 2002	¥ 50 million	100.0
	JAL SUNLIGHT CO., LTD.	November 15, 1995	¥ 20 million	100.0*
	OFFICIAL FILING CO., LTD.	February 10, 1984	¥ 10 million	53.0*
Hotel and Travel Services	**BENKAY (U.S.A.), INC.**	February 6, 1986	US$ 1,000	100.0*

Principal Business	Company Name	Date of Establishment	Paid-in Capital	JAL's Equity Ownership (%)
	HOTEL NIKKO (U.S.A.), INC.	July 18, 1984	US$ 1,010	100.0*
	HOTEL NIKKO OF SAN FRANCISCO, INC.	July 19, 1984	US$ 43,137,575	100.0*
	HOTEL NIKKO OSAKA CO., LTD.	December 10, 1980	¥ 100 million	100.0*
	JAL HOTELS CO., LTD.	July 1, 1970	¥ 4,272 million	90.7*
	JDC GUAM INC.	April 26, 1994	US$ 1,000	100.0*
	NARITA NIKKO HOTEL CO., LTD.	November 24, 1977	¥ 50 million	100.0*
	NEW NIKKO HOTEL CO., LTD.	January 12, 1999	¥ 25 million	100.0*
	PACIFIC INVESTMENT HOLDINGS CORPORATION	April 5, 1990	US$ 59 million	100.0*
Information Services	**AXESS INTERNATIONAL NETWORK, INC.**	July 1, 1991	¥ 700 million	75.0*
	JTA INFORMATION & COMMUNICATION CO., LTD.	April 16, 1984	¥ 50 million	61.0*
Real Estate and Construction	**GLOBAL BUILDING CO., LTD.**	April 14, 1989	¥ 100 million	100.0*
	JAL CONSTRUCTION CO., LTD.	June 1, 1976	¥ 180 million	85.0*
	JAPAN AIRLINES MANAGEMENT CORP.	October 20, 1989	US$ 93	100.0*
	PACIFIC BUSINESS BASE, INC.	October 20, 1989	US$ 400	100.0*
Trading	**JAL AEROPARTS CO., LTD.**	December 4, 1990	¥ 490 million	100.0*
	JTA TRADING CO., LTD.	July 1, 1985	¥ 20 million	100.0*

** Includes holding of the parent company and those of subsidiaries and affiliates.*

Unconsolidated Subsidiaries and Affiliates

AIR CARGO
ALPHA T&M EXPRESS CO., LTD.
CARGO COMMUNITY SYSTEM JAPAN CO., LTD.
CARINA INTERNATIONAL PTY LIMITED
DATA & JUPITER FREIGHT (BEIJING) CO., LTD.
EXPRESS HANDLING SERVICES LIMITED
FACT INC.
FLEETPAK ENTERPRISES PTE. LTD.
FUKUOKA AIR CARGO TERMINAL CO., LTD.
GDA SINGAPORE PTE., LTD.
GLOBAL LOGISTICS SYSTEM ASIA PACIFIC CO., LTD.
GLOBAL LOGISTICS SYSTEM WORLDWIDE GMBH
GUANGZHOU JUPITER WORLD-LINK INTERNATIONAL FORWARDING CO., LTD.
INTEGRATED EXPRESS LIMITED
J & B EXPRESS LIMITED
JAL GROUND SUPPORT HANEDA CO., LTD.
JAPAN AIR INTERNATIONAL SERVICE, S.A. DE C.V.
JPM LOGISTICS, INC.
JTB JUPITER EXPRESS PVT. LTD.
J-TRANS
JUPICOM COMPANY LIMITED
JUPITER (FIJI) LTD.
JUPITER AIR (CANADA) LTD.
JUPITER AIR (CHINA) LIMITED
JUPITER AIR (HONG KONG) LIMITED
JUPITER AIR (UK) LIMITED
JUPITER AIR OCEANIA LIMITED
JUPITER AIR SERVICES (MALAYSIA) SDN. BHD.
JUPITER EXPRESS CO., LTD.
JUPITER JAPAN CO., LTD.
JUPITER LOGISTICS BANGLADESH CO., LTD.
JUPITER LOGISTICS CAMBODIA CO., LTD.
JUPITER LOGISTICS CHILE S.A.
JUPITER LOGISTICS PHILIPPINES, INC.
JUPITER PACIFIC FORWARDING JOINT VENTURE CO., LTD.
JUPITER SINGAPORE PTE. LTD.
KILDA EXPRESS PTE LTD.
MERCURY INTERNATIONAL CO., LTD.
MICOM AMERICA, INC.
ORION INTERNATIONAL JOINT VENTURE CO., LTD.
PAN JUPITER TRANSPORT CO., LTD.
PT ABDI KEMAS DIRGANTARA
SAFRIK TECHNOLOGY INC.
SHANGHAI JUPITER INTERNATIONAL FORWARDING CO., LTD.
SIRIUS AIR INTERNATIONAL LIMITED
SKYHERO COMPANY LIMITED
SUREPLUS LIMITED
TAS CARGO (THAILAND) COMPANY LIMITED
TRENDY AIR SERVICES SDN. BHD.
U-FREIGHT JAPAN CO., LTD.
WHOLESALE COURIER (S) PTE. LTD.

AIRCRAFT FUELS
CENTRAIR FUELING FACILITIES CO., LTD.
CHITOSE AIRPORT FUELLING FACILITIES COMPANY, LTD.
FUKUSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
HIROSHIMA AIRPORT FUELLING FACILITIES COMPANY, LTD.
JAPAN AIRPORT FUELING SERVICE CO., LTD.
KAGOSHIMA AIRPORT FUELLING FACILITIES CO., LTD.
KOBE AIRPORT FUEL FACILITIES INC.
KOKUSAI AVIATION FUELING CO., LTD.
OOITA AIRPORT FUELLING FACILITIES CO., LTD.
OSAKA HYDRANT CO., LTD.
PACIFIC AIRCRAFT & AIRPORT SERVICE CO., LTD.

AIRCRAFT MAINTENANCE
CENTRAIR GSE SERVICES CO., LTD.
JAL AIRTECH FUKUOKA CO., LTD.
JAL AIRTECH NARITA CO., LTD.
JAL GROUND MAINTENANCE CO., LTD.
JAPAN TURBINE TECHNOLOGIES CO., LTD.
NITTO AIRCRAFT MAINTENANCE CO., LTD.
OAS MAINTENANCE CO., LTD.

AIRPORT-RELATED SERVICES
AGP CORPORATION
AIRPORT FACILITIES CO., LTD.
AMAMI AIRPORT TERMINAL BUILDING CO., LTD.
ASAHIKAWA AIRPORT TERMINAL BUILDING CO., LTD.
CHITOSE AIRPORT MOTOR SERVICE CO., LTD.
FUKUOKA AIRPORT BUILDING CO., LTD.
FUKUOKA TAS CORPORATION
FUKUSHIMA AIRPORT BUILDING CO., LTD.
IWATE PREFECTURE AIRPORT TERMINAL BUILDING CO., LTD.
IZUMO AIRPORT TERMINAL BUILDING CO., LTD.
JAL GROUND AVIATION CO., LTD.
JUPITER GROUND SERVICE LIMITED
KOKUNAISEN. COM INC.
KUSHIRO AIRPORT TERMINAL BUILDING CO., LTD.
MATSUMOTO AIRPORT TERMINAL BUILDING CO., LTD.
MEMANBETSU AIRPORT BUILDING CO., LTD.
MISAWA AIRPORT TERMINAL CO., LTD.
NAGASAKI GRAND AIR SERVICE INC.
NAHA AIRPORT GROUND SERVICE CO., LTD.
NAHA AIRPORT PASSENGER SERVICE COMPANY, LTD.
NANKI-SHIRAHAMA AIRPORT TERMINAL BUILDING CO., LTD.
NISHINIHON PASCO COMPANY LTD.
OBIHIRO AIRPORT TERMINAL BUILDING CO., LTD.
ODATE NOSHIRO AIRPORT BUILDING CO., LTD.
OKINOERABU AIRPORT TERMINAL BUILDING CO., LTD.
SHIMOJISHIMA AIRPORT FACILITY CO., LTD.
TERMINAL ONE MANAGEMENT, INC.
TOKUNOSHIMA AIRPORT BUILDING CO., LTD.
TOKUSHIMA AIRPORT TERMINAL BUILDING
TOKYO INTERNATIONAL AIR TERMINAL CORPORATION
TSURUYA KOGYO CO., LTD.

CATERING
NAGOYA AIR CATERING CO., LTD.
TFK DEVELOPMENT CO., LTD.
TFK INTERNATIONAL (N.Z) LIMITED

CULTURAL ACTIVITIES AND PUBLISHING
AIR FLITE JAPAN CORPORATION
HARLEQUIN AIR CO., LTD.
TEI INC.
WINDS PUBLICATIONS CO., LTD.

FINANCIAL SERVICES
AILERON LEASING CO., LTD.
AVIONET LEASING LTD.
CAMBER LEASING CO., LTD.
FILLET LEASING CO., LTD.
JAL FSC LESSEE (CHI) COMPANY, LTD.
JAL FSC LESSEE (NC2) COMPANY, LTD.
JLMC AVIATION SERVICE CO., LTD.
NACELLE LEASING CO., LTD.
PITOT LEASING CO., LTD.
PNEUMATIC LEASING CO., LTD.
PULSEJET LEASING CO., LTD.
PYLON LEASING CO., LTD.
REDOME LEASING CO., LTD.
RIB LEASING CO., LTD.
SLAT LEASING CO., LTD.
SPINNER LEASING CO., LTD.
STABILIZER LEASING CO., LTD.
STAR JET LEASING CO., LTD.
STRINGER LEASING CO., LTD.
TAB LEASING CO., LTD.
TOGA LEASING CO., LTD.
TRIPLE A LIMITED
TWIN CRANE LEASING CO., LTD.

HOTEL AND TRAVEL SERVICES
AIRPORT HOTEL MANAGEMENT CO., LTD.
BTG NIKKO INTERNATIONAL HOTEL MANAGEMENT CO., LTD.
CARGO CREATIVE SERVICE LTD.
CREATIVE TRAVEL (TAIWAN) LTD.
HAKUSAN OGUCHI MANAGEMENT ASSOCIATION
HOTELES NIKKO, S.A. DE C.V.
HUAYA DEVELOPMENT CO., LTD.
IMPERIAL TRAVEL SERVICE CO., LTD.
INDO JAPAN AIR SERVICES PVT. LTD.
JAL HOTELS GMBH DUSSELDORF
JPI TOUR SERVICE, INC.
JR EAST VIEW TRAVEL SERVICE COMPANY LIMITED
NIKKO HOTEL MANAGEMENT (THAILAND) CO., LTD.
PARIS LIMOUSINE SERVICE S.A.R.L.
SHURI KANKO CO., LTD. *UNOFFICIAL
SUN INTERNATIONAL TRAVEL, INC.

INFORMATION SERVICES
AVICOM JAPAN CO., LTD.
AVIONET (THAILAND) COMPANY LTD.
E-MILENET INC.
JAL AVIONET (SHANGHAI) COMPANY LIMITED
JAL AVIONET ASIA LIMITED
JAL AVIONET EUROPE LIMITED
JAL AVIONET USA
JAL INFORMATION TECHNOLOGY CO., LTD.

LEISURE AND TOURISM SERVICES
ASIA WINDS DEVELOPMENT CO., LTD.

LIMOUSINE SERVICES
AZUMA KOTSU CO., LTD.
KANSAI AIRPORT TRANSPORTATION ENTERPRISE
OSAKA AIRPORT TRANSPORT COMPANY LTD.
SOUTHERN AIRPORT KOTSU CO., LTD.

REAL ESTATE AND CONSTRUCTION
ANTARES INTERNATIONAL LIMITED
KOKEN CO., LTD.
SHEEN CHART LIMITED
TOKYO FLIGHT KITCHEN RESTAURANTES LTDA.

TRADING
INTERNATIONAL AIRPORT CLEANING CO., LTD.
JAL AEROPARTS (USA) CORPORATION
JAL AEROPARTS S.A.S.
JALUX ASIA LTD.
JALUX INC.
JUPITER LOGISTICS (THAILAND) CO., LTD.
NJS CO., LTD.
TOKYO BAY RESTAURANT CO., LTD.

OTHERS
AVIATION SECURITY TRAINING SYSTEM CO., LTD.
JAL AERO-CONSULTING INCORPORATED
JAPAN SECURITY SUPPORT CO., LTD.
ONEWORLD MANAGEMENT COMPANY LTD.

International Routes (as of April 2008)

Passengers	Cargo Transportation
Routes: 247	Routes: 39
Flights: 2,064/week	Flights: 89/week



Hamburg
Dusseldorf
Amsterdam
Stockholm
Helsinki
Gothenburg
Copenhagen
Moscow
Berlin
Stuttgart
Warsaw
London
Frankfurt
Prague
Vienna
Paris
Zurich
Budapest
Lyon
Milan
Munich
Nice
Barcelona
Rome
Madrid
Astana
Shenyang
Dalian
Tianjin
Beijing
Qingdao
Seoul
Xi'an
Nanjing
Shanghai
Busan
Japan
Hangzhou
Jeju
Chengdu
Chongqing
Xiamen
Taipei
Kunming
Dubai
Guangzhou
Delhi
Hong Kong
Hanoi
Kaohsiung
Chiang Rai
Chiang Mai
Bangkok
Manila
Guam
HoChiMinh City
Phuket
Kuala Lumpur
Singapore
Jakarta
Denpasar
Cairns
Brisbane
Sydney
Melbourne


Anchorage
Vancouver
Honolulu
Hawaii(Kona)
Papeete
Auckland
Christchurch
Indianapolis
Kalamazoo
Grand Rapids
Cincinnati
Dayton
Milwaukee
Madison
Bloomington
Minneapolis
Kansas City
Detroit
Toledo
Cleveland
Toronto
Ottawa
Montreal
Buffalo
Rochester
Syracuse
Albany
Pittsburgh
Boston
Hartford
Oklahoma City
Chicago
Peoria
New York
San Francisco
San Jose
Fresno
Denver
Las Vegas
Santa Barbara
Los Angeles
Dallas
Harrisburg
Philadelphia
Columbus
Baltimore
Washington
Richmond
Raleigh Durham
Lexington
Knoxville
Charlotte
Greenville
Jacksonville
Santa Ana John Wayne
San Diego
Albuquerque
El Paso
Los Cabos
Guadalajara
San Antonio
Austin
Monterrey
Mexico City
Houston
Omaha
Fayetteville
Orlando
San Juan
Fort Lauderdale
Miami
Louisville
Tampa
Nashville
Atlanta
Evansville
Huntsville
Cancun
Memphis
New Orleans
St.Louis
Sao Paulo

The above routes include code-sharing routes.

Domestic Routes (as of August 2007)

Passengers

Routes: 163
Flights: 1,004/day

JAL GROUP AIRLINES

JAPAN AIRLINES INTERNATIONAL CO., LTD.
JAPAN TRANS OCEAN AIR CO., LTD.
JAL EXPRESS CO., LTD.
JAPAN AIR COMMUTER CO., LTD.
HOKKAIDO AIR SYSTEM CO., LTD.
RYUKYU AIR COMMUTER CO., LTD.



Memanbetsu
Asahikawa
Okadama
Kushiro
New Chitose
Obihiro
Okushiri
Hakodate
Aomori
Misawa
Akita
Hanamaki
Yamagata
Sendai
Niigata
Fukushima
Komatsu
Shinshu Matsumoto
Narita
Oki
Tajima
Izumo
Nagoya
Haneda
Okayama
Itami
Chubu
Hiroshima
Kobe
Hiroshima-Nishi
Takamatsu
Kansai
Kitakyushu
Yamaguchiube
Tokushima
Matsuyama
Fukuoka
Oita
Kochi
Nanki Shirahama
Nagasaki
Kumamoto
Amami-Oshima
Miyako
Ishigaki
Haneda
Kagoshima
Miyazaki
Amami-Oshima
Kikai
Miyako
Ishigaki
Kansai
Yakushima
Tanegashima
Kikai
Amami-Oshima
Tokunoshima
Okinoerabu
Yoron
Kagoshima
Tokunoshima
Okinoerabu
Yoron
Aguni
Kume
Naha
Kita-Daito
Minami-Daito
Naha
Tarama
Miyako
Yonaguni
Ishigaki
Hateruma

(as of March 31, 2008)

Company Name
Japan Airlines Corporation
(Japan Airlines Group Holding Company)

Date of Foundation
October 2, 2002

Head Office
2-4-11, Higashi-shinagawa, Shinagawa-ku,
Tokyo 140-8605, Japan
e-mail irdesk@jal.com

Paid-in Capital
¥251,000,000,000

Number of Shares
Authorized 7,000,000,000 shares
Issued 2,732,383,250 shares

Preferred Stock
614,000,000 shares

Floating Stock
50.23%

Number of Shareholders
424,698 including 451 non-Japanese

Number of Shareholders of Preferred Stock
15

Stock Listings
Tokyo, Osaka, and Nagoya stock exchanges

Depositary for American Depositary Receipts (ADRs)
The Bank of New York Mellon
101 Barclay Street, New York, NY 10286, U.S.A.
Tel: (866) 680-6825
U.S. toll free: (888) 269-2377 (888-BNY-ADRS)
http://www.adrbnymellon.com
Ratio: 1 ADR = 5 ordinary share

Fiscal Year-End
March 31

General Meeting of Stockholders
June

Stock Transfer Agent
Mitsubishi UFJ Trust and Banking corporation

Share Handling Office
10-11, Higashi-Suna 7-chome, Koto-ku,
Tokyo 137-8081, Japan

Date for Confirmation of Stock Ownership
March 31

Media for Public Notices
Nihon Keizai Shimbun issued in Tokyo area and our website
(http://www.jal.com/ja/ir/stock/kabuka.html)

Auditor
Shin Nihon & Co.

Major Shareholders

Name	Number of Shares Held (Thousands) / Ratio of shareholding
State Street Bank and Trust Company	102,431 / 3.74
Tokyu Corporation	80,428 / 2.94
Tokio Marine & Nichido Fire Insurance Co., Ltd.	75,471 / 2.76
Eitaro Itoyama	50,000 / 1.82
UBS AG London A/C IPB Segregated Client Account	46,338 / 1.69
Nissay Dowa General Insurance Co., Ltd.	43,076 / 1.57
The Master Trust Bank of Japan, Ltd. (Trust account)	40,682 / 1.48
JAL Group Employees' Stockholding	38,326 / 1.40
Japan Trustee Services Bank, Ltd. (trust account)	35,547 / 1.30
Mizuho Corporate Bank, Ltd.	35,303 / 1.29

Distribution of shares

Shares held (in thousand)


Total
2,732,383,250
Shares held
(in thousand)
Individuals and others 1,519,793 (55.62%)
Government and local governments 1,415 (0.05%)
Japanese financial institutions 559,629 (20.47%)
Japanese securities companies 24,311 (0.89%)
Other Japanese companies 330,530 (12.10%)
Foreign companies and institutions 294,109 (10.76%)
Treasury stock 2,593 (0.09%)

Figures in parentheses represent shares held by each shareholder category as a total number of shares issued.

Stock Price and Trading Volume


Stock Price (Yen)
360
340
320
300
280
260
240
220
200
180
Trading Volume (Millions of shares)
1,000
800
600
400
200
0
2005
2006
2007
2008

Disclaimer
Unless specifically dealing with matters of historical fact, the plans, forecasts and strategies described in this document represent estimates of future results based on the information available at the time of writing, but are inherently subject to risks and uncertainties. These risks and uncertainties may result in divergence between actual results and the forecasts and estimates contained herein. Risks and uncertainties include but are not limited to market risks, rising fuel costs, changes in the exchange rate between the Japanese yen and the US dollar and other currencies, acts of terrorism and war, contagion, and other risks inherent in the airline business. Information contained herein regarding companies etc. other than JAL and members of the JAL group is quoted from public sources etc., but we have not verified and do not guarantee the accuracy or appropriateness of this information.

JAL oneworld


END

Japan Airlines Corporation
(Japan Airlines Group Holding Company)

2-4-11, Higashi-shinagawa, Shinagawa-ku,
Tokyo 140-8605, Japan
URL: http://www.jal.com/en/

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